As filed with the Securities and Exchange Commission on  February 14, 2011

Registration No. 333-170226

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

FORM S-1/A
(Amendment No. 5)
____________________________

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

JINHAO MOTOR COMPANY
(Exact name of registrant as specified in its charter)

Nevada	3751	20-2308107
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Dawang Industrial Park
Hi-Tech Exploit Area
Zhaoqing City, Guangdong 526238
People’s Republic of China
(Address of principal executive offices)

(86) 0758-362-5568
(Registrant's telephone number, including area code)

Daobin Li, Controller	Scott C. Kline, Esq.
Jinhao Motor Company	Pillsbury Winthrop Shaw Pittman LLP
Dawang Industrial Park, Hi-Tech	50 Fremont Street.
Exploit Area	San Francisco, CA 94105-2228
Zhaoqing City, Guangdong 526238, China
(86)758-362-5628	(415) 983-1523

(Names, addresses and telephone numbers of agents for service)

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [ ]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

			Proposed
		Proposed	maximum
	Amount	maximum	aggregate	Amount of
	to be	offering price	offering price	registration
Title of each class of securities to be registered	Registered (1)	per share(2)	(2)	fee
Common Stock, $0.001 par value, issuable upon conversion of shares of Series A Preferred Stock	6,857,204(3)	$4.37496 (5)	$29,999,993	$2,139.00
Common Stock, $0.001 par value, issuable upon exercise of warrants	3,428,601(3)	$6.56244 (5)	$22,499,988	$1,604.25
Common Stock, $0.001 par value, issuable upon exercise of warrant	514,290(4)	$4.50(6)	$2,314,305	$165.01
Total	10,800,095	--	$54,814,286	$3,908.26

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional securities to be offered or issued by the registrant to the selling stockholders upon adjustment under anti-dilution provisions covering stock splits, stock dividends and similar transactions.

(2) The proposed maximum aggregate price per share was estimated based on the footnotes (5) and (6) below, solely for the purpose of determining the registration fee.

(3) Represents shares of the registrant's common stock underlying Series A Preferred Stock and warrants issued to certain accredited investors in the September 2010 private placement.

(4) Represents shares underlying warrant initially issued to the placement agent in connection with the September 2010 private placement and partially assigned to its affiliates subsequently.

(5) Reflects the per share conversion price of the Series A Preferred Stock and the exercise price of the warrants issued to certain accredited investors in the September 2010 private placement.

(6) Reflects the exercise price of the warrant issued to the placement agent in connection with the September 2010 private placement and partially assigned to its affiliates subsequently.

The information in this prospectus is not complete and may be changed. No person may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and no person named in this prospectus is soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Subject to completion, dated February 14, 2011

JINHAO MOTOR COMPANY

10,800,095 Shares of Common Stock

This prospectus relates to the resale of up to 10,800,095 shares of our common stock being offered by the selling stockholders named in this prospectus, which includes:

  6,857,204 shares of common stock issuable upon the conversation of Series A Redeemable Convertible Preferred Stock, or Series A Preferred Stock, issued to the investors in a private placement;

  3,428,601 shares of common stock issuable upon the exercise of warrants issued to the investors in the private placement;

  514,290 shares of common stock issuable upon the exercise of warrant initially issued to Hudson Securities, Inc., in consideration for its services as placement agent in connection with the private placement, of which warrants to purchase 182,287 shares of common stock were subsequently assigned to and are held by some of its affiliates.

We will not receive any proceeds from the sale of common stock by the selling stockholders. To the extent that the selling stockholders exercise for cash all of the warrants covering the 3,942,891 shares of common stock registered for resale under this prospectus, we would receive approximately $24.8 million in the aggregate from such exercises, which we will use for working capital purposes.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol, “GIMC.” The closing bid price for our common stock on January 27, 2011, was $5.25 per share. The selling stockholders will sell our shares at prevailing market prices or at privately negotiated prices.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on Page 14 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                  , 2011.

You should only rely on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date on the front cover, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements, the notes thereto and matters set forth under “Risk Factors.” For certain defined terms, see “Use of Terms” on Page 11.

Overview of Our Business

We are primarily engaged in the production and distribution of motorcycles and small engines in China and to overseas markets. The market for our products in China accounted for approximately 22% of our revenues for the nine months ended September 30, 2010, with the overseas market, primarily Afghanistan, Pakistan, Bangladesh, Lebanon, Egypt, Libya, Angola, Kenya, Venezuela, and Republic of Dominica, making up the remaining 78% of our revenues.

Our customers are distributors of our products, such as export agents and domestic and overseas wholesalers. We depend upon commercial relationships with three major customers for a significant portion of our sales revenue. For the nine months ended September 30, 2010, three customers Hainan Maxfine Import and Export Trade Co., Ltd, Zhuhai Jianfeng Import Export Co., Ltd and Gansu Chengxing Import Export Co., Ltd accounted for approximately 30.63%, 29.70% and 11.95%, respectively, and in aggregate, approximately 72.28%, of our revenues. We expect that revenues from a relatively concentrated number of distributors will continue to account for a significant percentage of our revenues for the foreseeable future.

We intend to expand into the electric vehicle segment and we have launched our electric vehicle production line and delivered our first order in October 2009. We invested approximately an aggregate of $26 million in the fiscal years ended December 31, 2009 and December 31, 2008 in research and development for electric vehicles, and have entered into exclusive patent license agreements for two technologies to be used in the planned production of electric vehicles. In addition, we have signed sales agency agreements with 6 distributors in China and overseas and have signed sales contracts with buyers from Spain, Finland, Italy, Chile and Thailand. We are also focused on developing distribution channels in the European Union and the United States.

For the year ended December 31, 2009, our net income was $15.15 million and our revenue was 192.11 million. For the nine months ended September 30, 2010, our net income was $27.40 million and our revenue was 173.33 million.

Our corporate headquarters and manufacturing facilities are located in Zhaoqing, Guangdong Province, PRC.

Corporate Structure and History

All of our business operations are conducted through our wholly-owned Chinese subsidiary, New Energy, and our variable interest entity, Guangdong Jinhao. We are the 100% direct parent of Jinhao Power and the 100% indirect parent of Jinhao HK and New Energy, respectively. We control 100% of Guangdong Jinhao through New Energy pursuant to the Control Agreements discussed below and elsewhere in this prospectus.

The chart below presents our corporate structure:

Below is basic information about our subsidiaries:

NAME OF ENTITY	DATE OF INCORPORATION	NATURE OF BUSINESS
Jinhao Power	January 27, 2010	Holding company
Jinhao HK	September 4, 2007	Holding company
New Energy	July 30, 2009	Holding company
Guangdong Jinhao	March 24, 2003	Manufacturing and sales; variable interest entity

We were originally organized under the laws of the State of Nevada, on January 19, 2005, as Georgia International Mining Corporation, or GIMC. From our inception, we were engaged in various business endeavors, including mining. Prior to the end of our fiscal year ended December 31, 2009, we decided to redirect our business focus towards identifying and pursuing options regarding the development of a new business plan and direction. From September 30, 2007 through the date of our share exchange, discussed below, we were a shell company with minimal operations. On April 9, 2010, we changed our name to Jinhao Motor Company.

On August 11, 2010, we completed a share exchange transaction under a share exchange agreement, or Share Exchange Agreement, with Jinhao Power, its sole shareholder, Mr. Chak Shing Tsoi, and Mr. Mark Hague, our major stockholder, pursuant to which we acquired 100% of the issued and outstanding capital stock of Jinhao Power in exchange for 45,600,418 shares of our common stock, par value $0.001, which constituted 95% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the share exchange. As a condition precedent to the consummation of the share exchange transaction, on August 11, 2010, we entered into a share purchase agreement, or Share Purchase Agreement, with Mr. Mark Hague, whereby Mr. Hague agreed to the cancellation of 2,479,523 shares of our common stock owned by him as well as $152,193 debt owed to him, in exchange for all of the shares of our subsidiary, EG Gold Mines, Inc. Upon the closing of the Share Purchase Agreement with Mr. Hague, EG Gold Mines, Inc, was no longer our subsidiary.

Upon the closing of the share exchange on August 11, 2010, Mr. Ed Forister resigned from all offices that he held effective immediately and from his position as our director effective as of August 23, 2010. On the same date, our board of directors increased its size from one to six members and appointed Mr. Chak Shing Tsoi, Mr. John Chen, Mr. Stewart Ballard, Dr. Brian Peacock, Mr. Rodger Spainhower, Sr. and Dr. John Shen, to fill the vacancies created by such increase and Mr. Forister’s resignation. Mr. Tsoi’s appointment became effective on August 11, 2010, and the remaining appointments became effective on August 23, 2010. In addition, our board of directors appointed Mr. Tsoi to serve as our Chief Executive Officer, Mr. John Shen to serve as our President, and Mr. Hai Ming Liu to serve as our Director of Finance and acting Chief Financial Officer, effective immediately at the closing of the share exchange. As a result of the share exchange, we have assumed the business and operations of Jinhao Power and its subsidiaries. Mr. John Shen resigned as our President on November 14, 2010 for personal reasons, but remains a director following his resignation. Mr. Tsoi was appointed as our interim President effective on November 15, 2010. Mr. Hai Ming Liu resigned as Director of Finance and acting Chief Financial Officer effective on December 31, 2010 for personal reasons.

For accounting purposes, the share exchange transaction with Jinhao Power was treated as a reverse acquisition, with Jinhao Power as the acquirer and Jinhao Motor Company as the acquired party. Unless the context suggests otherwise, when we refer in this prospectus to business and financial information for periods prior to the consummation of the share exchange, we are referring to the business and financial information of Jinhao Power. For more information, see “Corporate Structure and History - Share Exchange with Jinhao Power and Related Financing” elsewhere in this prospectus.

Guangdong Jinhao was incorporated in 2003 to engage in the machinery production business by U-HARBOUR Co., Ltd., a Hong Kong company controlled by Mr. Tsoi. Mr. Tsoi established Jinhao HK in 2007. In July 2009, U-HARBOUR Co., Ltd. transferred its equity in Guangdong Jinhao to Jinhao HK. In 2009, Jinhao HK established New Energy as its wholly-owned subsidiary and the onshore holding company in China. Mr. Tsoi established Jinhao Power in early 2010 in anticipation of the reverse acquisition. Jinhao HK was reorganized in February 2010 whereby Jinhao Power became Jinhao HK’s sole shareholder. Jinhao HK currently owns 49% of Guangdong Jinhao. Jinhao HK controls 100% of Guangdong Jinhao, have a right to all its revenues and are responsible for all its expenses as a result of the Control Agreements.

Control Agreements

On July 19, 2010, Guangdong Jinhao entered into a series of contractual agreements, or Control Agreements, with Haoyan, the 51% equity holder of Guangdong Jinhao and New Energy, pursuant to which Guangdong Jinhao became our variable interest entity. The Control Agreements include the following arrangements:

  A Shareholder’s Right Proxy and Operation Management Services Agreement;

  A Shares Pledge Agreement; and

  An Exclusive Option Agreement.

As a result of the foregoing structure, we control 100% of Guangdong Jinhao, have a right to all its revenues and are responsible for all its expenses.

For more information, see "Corporate Structure and History - Our Corporate History - Variable Interest Entity".

Private Placement

On September 2, 2010, we completed a private placement transaction with a group of accredited investors, pursuant to which we issued to the investors 6,857,204 units of securities, or Units, for an aggregate purchase price of $30,000,000. Each Unit consists of one share of Series A Preferred Stock, at a purchase price of $4.37496 per share, and one warrant to purchase 0.5 share of our common stock, at an exercise price of $6.56244 per share. On the same date, we appointed Mr. Stanley Leung as an additional director with immediate effect. Hudson Securities, Inc., or Hudson, acted as the placement agent in connection with the offering of the securities. As compensation for its services, we issued to Hudson a warrant to purchase up to 514,290 shares of common stock. On September 2, 2010, Hudson transferred its warrant to purchase 182,287 shares to some of its affiliates. For more information, see “Corporate Structure and History – Private Placement Transaction”.

In connection with the closing of the private placement, we and Mr. Chak Shing Tsoi, our controlling stockholder, entered into the Investors’ Rights Agreement with the investors, pursuant to which we agreed to certain “undertakings related to financial and operational benchmarks”, or Make Good Provisions, in the event that we do not meet a certain after tax net profits threshold for each of fiscal years 2010, 2011 and 2012. Pursuant to the Make Good Provisions, we agreed to reimburse the investors in cash for any of the fiscal years 2010, 2011 and 2012 where there is an after tax net profit shortage. We also agreed not to enter into certain equity issuance transactions and certain other transactions without the approval of the holders of the Series A Preferred Stock. For more information, see “Transactions with Related Persons, Promoters and Certain Control Persons”.

Overview of Our Industry

The motorcycle industry is highly competitive both in China and abroad. Our motorcycles are sold to domestic and international markets, including markets in Southeast Asia, Africa, the Middle East, Central America and South America. For the nine months ended September 30, 2010, our export sales revenues accounted for approximately 78% of total revenues, while domestic sales revenues accounted for approximately 22% of total revenues.

We expect to benefit from the rise in the global demand for motorcycles resulting from rising standards of living in the developing world, higher energy prices, along with a rebound in the global economic growth. We expect to partially offset the expected decline in prices with certain new models and more product features.

The strongest market advances through 2013 are expected to be registered by the African and Middle East regions. The Asia/Pacific region is expected to post the second strongest gains. China alone is expected to account for 55% of all additional product demand through 2013. Product demand is expected to expand at a more moderate rate in developed countries. Nevertheless, we believe that high energy prices, city center congestion and personal income growth will provide some impetus to motorcycle sales advances in developed countries.

According to statistics and analysis of China Association of Automobile Manufacturers, or CAAM, in 2010, China motorcycle industry sales were approximately 26,592,000 units, an increase of 4.40% from 2009, of which approximately 8,416,000 units were exported in 2010, an increase of 33.89% from 2009.

Our Competitive Strengths

We believe that the following competitive strengths allow us to compete effectively in, and to capitalize on the growth of, the global motorcycle and electric vehicle market:

  R&D capabilities. We place an emphasis on R&D, particularly on technological innovation and the development of our electric vehicle product line. We have established a dedicated R&D team to improve and upgrade our products. Although we incurred no research and development expenses in the electric vehicle division in the nine months ended September 30, 2010 because we were focused on marketing and production of electric vehicles (on a non-commercial scale) during such period, we incurred research and development expenses of $14.1 million and $10.9 million in the fiscal years ended December 31, 2009 and December 31, 2008, respectively. We are currently in the process of developing a plan to increase our investment in the research and development of electric vehicles and motorcycles in 2011.

  China-based, low-cost manufacturing model. We conduct all of our manufacturing activities in Zhaoqing City, Guangdong. Our access to China's abundant supply of skilled and low-cost labor, as well as our ability to source raw materials, equipment, land and manufacturing facilities locally and economically, has considerably lowered our operating cost and expenses as a percentage of revenues.

  Optimal use of efficiency machinery in production process. We selectively use automation in our manufacturing process in an effort to ensure uniformity and precision in our products while maintaining our cost-competitive advantage. As a fully automated production line is very expensive, we tailor our semi-automated solution based on stages of the manufacturing process and product attributes. We use efficiency machinery in key stages of the manufacturing process while using manual labor for other stages to take advantage of the availability of low-cost, skilled labor in China. We believe this considerably reduces our capital expenditure requirements.

  Management with related operational record. Mr. Chak Shing Tsoi, our Chairman, Chief Executive Officer and Interim President, has over 20 years of experience and expertise in the PRC motor vehicle industry. Mr. Tsoi also has over 17 years of management experience and over 30 years of international trade experience.

Our Growth Strategy

We intend to achieve growth in our industry by pursuing the following strategies:

Motorcycles

We intend to capitalize on our strengths and emerging business opportunities to expand our motorcycles' market share:

  Focus on key markets. We plan to continue to develop the markets in Africa. In China, our main market is in rural areas, and we are actively participating in the “Motorcycles Go to the Countryside” Program hosted by various central governmental authorities in China. This is a stimulus plan to promote the motorcycle industry, as well as to boost the rural economy, through government funding to consumers in the countryside. We expect to benefit from the Motorcycles Go to the Country Program and capitalize on the increased demand for our products in the rural areas in China fueled by the government funding. For more information, see “Our Business – Our Industry - Motorcycles”.

  Expand motorcycle product offerings. Our strategy is to develop new products, improve our proprietary technology, upgrade aesthetic styles, and enrich the variety of product offerings.

  Enhance leading-edge technology through continual innovation. We plan to focus our efforts on (1) developing more advanced technologies to increase our productivity and efficiency; (2) developing and commercializing cost-effective and easily available substitute materials; and (3) enhancing our product quality, reliability and features.

  Cooperate with our partners to develop new motorcycle markets. We plan to strengthen cooperation with our existing distributors to deepen our understanding of our existing markets by sending more marketing staff to such markets to assist with our distributors’ after-sale services and to identify additional markets opportunities and also build relationships with new distributors for the development of new markets.

  Continue our yield improvements and refine our manufacturing process. We intend to achieve greater economies of scale by expanding our production capacity. We also plan to focus on enhancing our yields by reducing our defect ratio through worker training and raw material quality control, and through refining our semi-automated manufacturing process. We plan to increase our productivity and efficiency in the manufacturing process and reduce the per unit cost of production through the use of advanced technologies. We also plan to continue our development and commercialization of motorcycles that utilize cost-effective and easily available substitute materials for expensive raw materials.

Electric Vehicles

We intend to continue to build on our existing strengths to become a global leader in the development and manufacturing of electric vehicles. We intend to achieve this objective by pursuing the following strategies:

  Expand electric vehicle production capacity. We have business opportunities that currently cannot be executed due to manufacturing capacity constraints. We expect to have a 215,278 square feet production plant up and running by the third quarter of 2011. We have tested electric vehicles prototypes. We expect to incur aggregate costs of approximately US$141 million, including production lines building, research and development and development of our sales network, in connection with the expansion of our business.

  Expand Electric Vehicle Product Offerings. There are a number of applications in the domestic Chinese market and the export market, and we believe our electric vehicle is well-suited for each of these segments.

  Identify Synergistic Acquisition Targets. We intend to acquire suitable automobile production enterprises manufacturing both commercial and consumer class vehicles to enhance our brand name and exposure, and increase our production capacity. In November, 2010, Guangdong Jinhao entered into an equity transfer agreement with the shareholders of Zhangjiagang Chunzhou Station Wagon Co., Ltd., or Station Wagon, a company based in the PRC, to purchase a 60% equity interest in Station Wagon. Station Wagon designs, produces and distributes various models of gasoline commercial vans and buses. We expect to close this transaction in the first half of 2011. For more information, see “Management Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments”.

Risk Factors

Our ability to successfully operate our business and achieve our goals and strategies is subject to numerous risks as discussed more fully in the section titled “Risk Factors,” including for example:

  our ability to maintain competitive prices for our products if our sales volume declines;

  the relationships with our distributors and reliance on a limited number of distributors;

  a stable supply chain for our motorcycles and electric vehicles parts and reliance on a limited number of key suppliers;

  our ability to keep up with rapid technological changes and evolving industry standards to keep our products from becoming obsolete and less marketable;

  loss of key members of our senior management;

  unexpected changes in the political, economic and/or market conditions in our overseas markets in Southeast Asia, Africa, the Middle East, Central America and South America; and

  an unexpected change in the PRC government's regulation of the motorcycle and electric vehicle industries in China, or changes in China's economic situation and legal environment.

Any of the above risks could materially and negatively affect our business, financial position and results of operations. An investment in our common stock involves a high degree of risk. You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Corporate Information

Our principal executive offices are located at Dawang Industrial Park, Hi-Tech Exploit Area, Zhaoqing City, Guangdong, PRC 526238. Our corporate telephone number is (86) 0758-362-5568 and our fax number is (86) 0758-362-5311.

Use of Certain Defined Terms

Except where the context otherwise requires and for the purposes of this prospectus only:

  “we,” “us,” “our company,” “our” or “Jinhao” refers to Jinhao Motor Company (formerly, Georgia International Mining Corp.), a Nevada corporation, its predecessor entities, subsidiaries and variable interest enterprises;

   “BVI” refers to the British Virgin Islands;

  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

   “Control Agreements” refer to the agreements between certain of our subsidiaries and their variable interest enterprise in PRC, and Haoyan;

   “Exchange Act” refers the Securities Exchange Act of 1934, as amended;

   “Guangdong Jinhao” refers to Guangdong Jinhao Motorcycle Co., Ltd., a PRC limited company, New Energy’s variable interest enterprise controlled through New Energy’s contractual arrangements with Haoyan;

   “Haoyan” refers to Zhaoqing Haoyan Industrial Co., Ltd., the holder of 51% of the equity interest in Guangdong Jinhao;

  “Hong Kong” refers to the Hong Kong Special Administrative Region;

   “Jinhao Power” refers to Jinhao Power Holdings Limited, a BVI limited company;

   “Jinhao HK” refers to Jinhao Group (H.K.) Co., Limited (formerly, Jinhao Motorcycle Company Limited), a Hong Kong company;

  “New Energy” refers to Jinhao New Energy (Zhaoqing) Development Co., Ltd., a PRC company;

   “preferred stock,” “convertible redeemable preferred stock,” or “Series A preferred stock” refers to our shares of Series A convertible and redeemable preferred stock, par value $0.001 per share;

   “SEC” refers to the Securities and Exchange Commission;

  “Securities Act” refers to the Securities Act of 1933, as amended;

  “shares” or “common shares” refers to our shares of Common Stock, par value $0.001 per share; and

   all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$”, “U.S. dollars” and “USD” are to the legal currency of the United States.

The Offering

Common stock offered by selling stockholders	Up to 10,800,095 shares, consisting of (i) up to 6,857,204 shares issuable upon conversion of shares of Series A Preferred Stock, and (ii) up to 3,942,891 shares issuable upon the exercise of outstanding warrants held by the selling stockholders named in this prospectus. 10,800,095 shares represents 18.37% of our current outstanding common stock.(1)
Common stock outstanding before the offering	48,000,436 shares.
Common stock outstanding after the offering	58,800,531 shares.(1)
Proceeds to us

We will not receive any proceeds from the sale of common stock covered by this prospectus. To the extent that the selling stockholders exercise for cash all of the warrants covering the 3,942,891 shares of common stock registered for resale under this prospectus, we would receive approximately $24.8 million in the aggregate from such exercises. We intend to use such proceeds, if any, for general corporate and working capital purposes.

Over-the-Counter Bulletin Board, or OTCBB, symbol:	GIMC
Risk Factors:	See “Risk Factors” beginning on Page 14 and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in our common stock.

(1) Based on 58,800,531 shares of common stock outstanding on January 31, 2011 (assuming full conversion of the Series A Preferred Stock and full exercise of the warrants).

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes selected financial data regarding our business and should be read in conjunction with our consolidated financial statements and related notes prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, contained elsewhere in this prospectus and the information under “Management's Discussion and Analysis of Financial Condition and Results of Operations.” The financial statement data as of and for each of the fiscal years ended December 31, 2009 and 2008 have been derived from the audited consolidated financial statements of Jinhao Power, included elsewhere in this prospectus. The financial statement data as of and for the nine months ended September 30, 2010 and 2009 have been derived from the unaudited condensed consolidated financial statements of Jinhao Power included elsewhere in this prospectus.

STATEMENT OF INCOME DATA
(In Thousands of US dollars, except share and per
share amounts)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2010	2009	2009	2008

Revenues	$173,334	$135,576	$192,112	$156,351
Cost of revenues	131,230	107,116	150,388	134,469
Gross profit	42,104	28,460	41,724	21,882
Operating expenses	10,139	22,520	25,566	14,343
Income from operations	31,965	5,940	16,158	7,539
Income before taxes	31,455	5,432	15,483	6,950
Provision/(Recovery) for income taxes	4,059	(956)	334	(2,150)
Net income	27,396	6,388	15,149	9,100
Net income attributable to common stock	20,390	6,388	15,149	9,100
Basic Earnings Per Share*	0.37	0.12	0.33	0.20
Diluted Earnings Per Share*	0.37	0.12	0.33	0.20

BALANCE SHEET DATA
(In Thousands of US dollars)

		Year Ended
	September 30,	December 31,
	2010	2009	2008

Working capital	$43,961	$(3,242)	$34,818
Current assets	73,993	17,831	43,307
Total assets	174,337	120,035	89,988
Current liabilities	30,032	21,073	8,489
Long-term liabilities	2,391	2,344	-
Total liabilities	32,423	23,417	8,489
Stockholders' equity	119,716	96,618	81,499
Total liabilities and equity	174,337	120,035	89,988

* Jinhao Power completed a share exchange transaction with GIMC on August 11, 2010 pursuant to which GIMC acquired 100% of the issued and outstanding capital stock of Jinhao Power in exchange for 45,600,418 shares of GIMC. For accounting purposes, the share exchange transaction with GIMC was treated as a reverse acquisition, with Jinhao Power as the acquirer and GIMC as the acquired party. The weighted average number of common shares outstanding in the earning per share calculation reflects this reverse acquisition.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should read the section entitled “Special Note Regarding Forward Looking Statements” below for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

RISKS RELATED TO OUR BUSINESS OPERATIONS

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

Although we have approximately 7 years of experience in the motorcycle industry, we have a limited operating history in the electric vehicle industry, in which we began operating in 2009. This limited operating history, and the unpredictability of the motorcycle and electric vehicle production industry, makes it difficult for investors to evaluate our businesses and predict future operating results. An investor in our securities must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving markets. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to companies with longer operating histories.

We rely for a majority of our revenues on the overseas markets in Southeast Asia, Africa, the Middle East, Central America and South America.

The market for our products in China accounted for approximately 22% of our revenues for the nine months ended September 30, 2010, with the overseas market, primarily Afghanistan, Pakistan, Bangladesh, Lebanon, Egypt, Libya, Angola, Kenya, Venezuela, and Republic of Dominica, accounting for the remaining 78% of our revenues. We anticipate that we will continue to rely on those overseas markets for the next few years. In the event that we are not able to supply products to one or more overseas markets, we could be forced to shift our marketing focus to other territories, which could result in increased business development, marketing and sales expenses. This could cause our business to be less profitable and our results of operations to be adversely affected. In addition, we are subject to the additional risks of conducting business in those markets, including:

  general geopolitical risks in connection with those markets, such as political, social and economic instability;

  unexpected changes in, or impositions of, legislative, regulatory or tax requirements and burdens of complying with a wide variety of foreign laws and other factors beyond our control;

  compliance with anti-corruption and bribery laws, including the Foreign Corrupt Practices Act of 1977;

  changes in diplomatic, trade or business relationships;

  foreign currency fluctuations that may substantially affect the dollar value of our revenue and costs in foreign markets; and

  foreign exchange controls that may prevent or limit our ability to repatriate income earned in foreign markets.

Our industry is subject to global economic and market conditions.

Our business depends substantially on the global economic and market conditions. Current uncertainty in global economic conditions poses a risk to the overall economy as consumers and businesses may defer purchases in response to tighter credit and negative financial news, which could negatively affect demand for our products and other related matters. Consequently, demand for our products could be different from our expectations due to factors including:

  changes in business and economic conditions, including conditions in the credit market that could affect consumer confidence;

  customer acceptance of our products and those of our competitors;

  changes in customer order patterns including order cancellations; and

  changes in the level of inventory our customers are willing to hold.

There could also be a number of secondary effects from the current uncertainty in global economic conditions, such as insolvency of suppliers resulting in product delays, an inability of our customers to obtain credit to finance purchases of our products or a desire of our customers to delay payment to us for the purchase of our products. The effects, including those mentioned above, of the current global economic environment could negatively impact our business, results of operations and financial condition.

Our ability to obtain additional financing may be limited, which could delay or prevent the completion of one or more of our objectives.

We have, to date, financed our working capital and capital expenditure needs primarily from capital contributions of shareholders of our operating entities, bank loans provided by local banking institutions and operating cash flows and our private placement. We expect our working capital needs and our capital expenditure needs to increase in the future as we continue to expand and enhance our production facilities, increase our design, research and development capabilities and as we continue to implement our other strategies. Our ability to raise additional capital will depend on the financial success of our current business and the successful implementation of our key strategic initiatives, as well as financial, economic and market conditions and other factors, some of which are beyond our control. We may not be successful in raising any required capital on reasonable terms and at required times, or at all. Further, equity financings may have a further dilutive effect on our stockholders. If we require additional debt financing, the lenders may require us to agree on restrictive covenants that could limit our flexibility in conducting future business activities, and the debt service payments may be a significant drain on our free capital allocated for research and other activities. If we are unsuccessful in raising additional capital or if new capital funding costs are higher than our prior capital funding costs, our business operations, expansion plans and development programs may be materially and adversely impacted, with similar effects on our results of operations and financial condition.

If we fail to meet any after-tax net profits target under the Make Good Provisions, we will be obligated to refund cash to certain shareholders and our cash flow will be negatively affected.

In connection with the closing of the private placement, we and Mr. Chak Shing Tsoi, our controlling stockholder, entered into certain Make Good Provisions with the investors in the private placement. Pursuant to such provisions, we agreed to reimburse the investors in cash for any of the fiscal years 2010, 2011 and 2012 where there is an after-tax net profit shortage. We may not reach one or more of the after-tax net profit targets under the Make Good Provisions. In the event a target is not reached, we will be liable to reimburse the investors in cash. Therefore, any after-tax net profit shortage under the Make Good Provisions would result in a reduction of our cash flow, which may affect our ability to implement our business expansion and other strategies.

We depend upon commercial relationships with two major customers for a significant portion of our sales revenues, and we cannot be certain that sales to these customers will continue. If sales to these customers do not continue, then our revenues may decline and our business may be negatively impacted.

We do not have direct contracts with the end users of our motorcycles and electric vehicles. Our customers are our distributors, such as export agents and domestic and overseas wholesalers. For the nine months ended September 30, 2010, Hainan Maxfine Import and Export Trade Co., Ltd and Zhuhai Jianfeng Import Export Co., Ltd in aggregate accounted for approximately 60% of our revenues. Our dependence on a limited number of distributors means that the loss of a major distributor or any reduction in orders by a major distributor could materially reduce our net revenue and adversely affect our results of operations. We expect that revenues from a relatively concentrated number of distributors will continue to account for a significant percentage of our revenues for the foreseeable future. We have no firm, long-term volume commitments from any of our major distributors and we generally accept purchase commitments from our distributors based upon their purchase orders. Such purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. We may not be able to replace the cancelled, delayed or reduced purchase orders with new orders. Any difficulty in the collection of receivables from these major distributors could also harm our business.

Our future growth is dependent upon consumers’ willingness to adopt electric vehicles.

Our growth is highly dependent upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, alternative fuel vehicles in general and electric vehicles in particular. If the market for electric vehicles does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors.

We plan to incur substantial resources to develop our electric vehicle business and our expansion plans may not be successful.

We plan to expand our production capacity by constructing a new production plant for our electric vehicle products, the construction of which started early this year. The new production plant will house an additional production line with capacity for approximately 10,000 units annually. We expect to incur significant costs in connection with the expansion of our business, and any failure to successfully implement our expansion plans may materially and adversely affect our business, financial condition and results of operations.

In connection with our expansion into the electric vehicle business in the next few years, we estimate that we will incur the costs in the table below. We are currently in the process of developing a plan to increase our investment in the research and development of electric vehicles in 2011.

Completion of the electric vehicle production line in Guangdong Jinhao	US $1 million
Research and development	US $25 million
Building of the electric vehicle plant in Zhangjiagang	US $100 million
Development of a sales network for electric vehicles	US $15 million
Total	US $141 million

Our production capacity might not be able to meet with growing market demand or changing market conditions. We cannot give assurance that our production capacity will be able to meet our obligations and growing market demand for our products in the future. Furthermore, we may not be able to expand our production capacity in response to changing market conditions. If we fail to meet demand from our customers, we may lose our market share and our reputation may be harmed.

We may not be able to develop new products or expand into new markets.

We intend to develop and produce electric vehicles. Currently, since we are not listed on the National Vehicle Manufacturers and Product Announcement, we are only permitted to sell off-road electric vehicles and some on-road electric vehicles to specific customers or sell for exports. Thus, our production of electric vehicles is not yet on a commercial scale.

The launch and development of new products involve considerable time and commitment which may exert a substantial strain on our ability to manage our existing business and operations. We cannot ensure our research and development capacity and capability is sufficient to develop any marketable new products or any income will be generated from such new products. If we are not able to develop and introduce new products successfully, or if our new products fail to generate sufficient revenues to offset our research and development and manufacturing costs, our business, financial condition and operating results could be adversely affected. An element of our strategy for growth also envisions us selling existing or new products into new markets. There is no guarantee that we will be able to successfully execute our strategy and our failure to do so may have a material and adverse affect on our future revenue and profitability.

We may undertake additional strategic acquisitions to further expand our business, which may pose risks to our business and dilute the ownership of our stockholders.

In November 2010, Guangdong Jinhao entered into an equity transfer agreement with the shareholders of Station Wagon to purchase a 60% equity interest in Station Wagon. We anticipate that our acquisition of Station Wagon will help us expand our electric vehicle business. We expect to close this transaction in the first half of 2011. Whether we realize the anticipated benefits from this transaction will depend in part upon our ability to service and satisfy new customers gained as part of these acquisitions, the continued integration of the acquired business, the performance of our products to be manufactured by the acquired business, and the personnel hired in connection with the acquisition.

Whether our acquisition of Station Wagon will be consummated will, in part, depend on our ability to fulfill purchase price payment obligations and other closing conditions. We may need to have additional financing(s) to fund the payment of the purchase price. If our acquisition of Station Wagon is not consummated for financing or other reasons, we may need to acquire another vehicle business with a suitable business scope and the capacity to help us achieve our business expansion plan. Our capacity to find another target to develop our acquisition strategy may be constrained. Thus, failure to consummate our acquisition of Station Wagon could materially adversely affect our results of operations.

We have evaluated, and expect to continue to evaluate, other potential strategic transactions. We may in the future acquire businesses, products, technologies or services to expand our product offerings, capabilities and customer base, enter new markets or increase our market share. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results. Any of these transactions could be material to our financial condition and results of operations. We have limited experience with such transactions, and the anticipated benefits of acquisitions may never materialize. Some of the areas where we may face acquisition-related risks include:

  diverting management time and potentially disrupting business;

  expenses, distractions and potential claims resulting from acquisitions, whether or not they are completed;

  reducing our cash available for operations and other uses;

  retaining and integrating employees from any businesses we acquire;

  incurring possible impairment charges, contingent liabilities, amortization expense or write-offs of goodwill;

  integrating and supporting acquired businesses, products or technologies;

  integrating various accounting, management, information, human resources and other systems to permit effective management;

  unexpected capital expenditure requirements;

  insufficient revenues to offset increased expenses associated with the acquisitions;

  opportunity costs associated with committing time and capital to such acquisitions; and

  acquisition-related litigation.

The vehicle industry is highly competitive and we are subject to risks relating to competition that may adversely affect our performance.

The vehicle industry is highly competitive, and our continued success depends upon our ability to compete effectively in markets that contain numerous competitors, some of which have significantly greater financial, marketing and other resources than we have. Competition may reduce prices, potentially causing us to lower our prices, which may adversely impact our profits.

We currently manufacture our products in a single location; until we close our acquisition of Station Wagon or diversify our manufacturing location, any material disruption of our operations in our current location could adversely affect our business.

All of our products are manufactured in our production facilities in Zhaoqing, the PRC, unless we successfully acquire one or more manufacturing facilities located elsewhere. If there is any damage to our production facilities in Zhaoqing, we may not be able to remedy such situations in a timely and proper manner, and our production could be materially and adversely affected. Any breakdown or malfunction of any of our equipment in Zhaoqing could cause a material disruption of our operations. Any such disruption in our operations could cause us to reduce or halt our production, prevent us from meeting customer orders, adversely affect our business reputation, increase our costs of production or require us to make unplanned capital expenditures, any one of which could materially and adversely affect our business, financial condition and results of operations.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include industrial accidents, fires, floods, droughts, storms, earthquakes, natural disasters and other catastrophes, equipment failures or other operational problems, strikes or other labor difficulties.

The prices for the raw materials and the costs for labor may increase.

Raw material cost is one of the major components in our cost of sales. We purchase a majority of our raw materials from local suppliers in the PRC. The prices for our major raw materials, such as tires, engine, and wheels, fluctuate depending mainly on general domestic market conditions. Increases in the costs of such raw materials and our inability to pass on such increases to our customers by increasing the prices of our products may materially and adversely affect our cost of sales and our gross profit margins.

The manufacturing industry is labor intensive. Labor costs in the PRC have been increasing over the past few years, and we cannot assure you that the cost of labor in the PRC will not continue to increase in the future or that we will be able to increase the prices of our products to offset such increases. If we are unable to identify and employ other appropriate means to reduce our costs of production or to pass on the increased labor and other costs of production to our customers by selling our products at higher prices, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We are dependent on third parties for the supplies of motor vehicles and electric vehicles parts.

We depend on a number of suppliers for the sourcing of major components and parts and principal raw materials. As a result of this concentration in our supply chain, our business and operations would be negatively affected if any of our key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of these suppliers, or a significant adverse change in our relationship with any of these suppliers, could result in lost revenue, added costs and distribution delays that could harm our business and customer relationships and operating results would suffer. If our suppliers’ pricing for the products and services they provide increases and we are unable to pass along such increases to our customers, our operating results would be adversely affected.

We obtain approximately 19% of our raw materials from a single supplier. If this supplier fails to perform its contractual obligations, our ability to provide products to our customers, as well as our ability to obtain future business, may be harmed.

Many of our products include raw materials procured from other companies upon which we rely to provide the products that we provide to our customers, and we obtained approximately 19% of such raw materials from a single supplier for the nine months ended September 30, 2010. There is a risk that we may have disputes with this large supplier, including disputes regarding the quality and timeliness of parts and raw materials provided by such supplier. A failure by this supplier to satisfy the agreed-upon contract may materially and adversely impact our ability to perform our obligations to our customers, could expose us to liability and could have a material adverse effect on our ability to compete for future contracts and orders.

We may not be able to easily switch to substitute suppliers for our raw materials since our suppliers supply the products based on our design specifications. Thus, a change of suppliers may result in production delay on the end of the new suppliers due to their customization of their materials for us.

Our insurance coverage may not be sufficient to cover all losses.

Although we have obtained insurance coverage for the operation of our business that we believe is customary in the PRC motorcycle and vehicle manufacturing industry, covering risks such as loss as a result of fire, theft or occurrence of certain natural disasters, we do not carry insurance in respect of certain risks such as product liability claims. If we incur substantial losses or liabilities that are not covered or compensated by our insurance coverage fully or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to product liability claims, recalls or warranty claims, which could be expensive, damage our reputation and result in a diversion of management resources.

We may be subject to lawsuits resulting from injuries associated with the use of the vehicles that we sell. We may incur losses relating to these claims or the defense of these claims. There is a risk that claims or liabilities will exceed our insurance coverage. Currently we do not have product liability insurance and we may not be able to retain such insurance in the future.

We may also be required to participate in recalls involving our vehicles if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources. Any product liability claim brought against us could have a material adverse effect on our results of operations.

We may not be able to comply with all applicable government regulations in the PRC.

We are subject to extensive governmental regulation by the central, regional and local authorities in the PRC, where our business operations take place. We believe that we are currently in substantial compliance with all laws and governmental regulations and that we have the material permits and licenses required for our operations. Nevertheless, we cannot assure investors that we will continue to be in substantial compliance with current laws and regulations, or that we will be able to comply with any future laws and regulations. To the extent that new regulations are adopted, we will be required to conform our activities in order to comply with such regulations. Failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, operations and finances.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

Our business operations generate noise, waste water, and gaseous and other industrial wastes. We are required to comply with all national and local regulations regarding protection of the environment. We believe we are in material compliance with current environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Additionally, if we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. Any gross failure by us to control the use of or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Certain environmental laws, ordinances and regulations could limit our ability to develop, use, or sell our products.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

We believe that our success is largely dependent upon the continued service of the members of our management team, who are critical to establishing our corporate strategies and focus. In particular, we believe our Chairman and Chief Executive Officer, Mr. Tsoi, who has over 20 years experience and expertise in the PRC motor vehicle industry, is crucial to our success. We believe our continued success will depend on our ability to attract and retain a qualified and competent management team in order to manage our existing operations and support our expansion plans. If any of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers.

We cannot assure you that we will be able to renew all necessary licenses, certificates, approvals and permits for our production. Changes in licensing requirements applicable to our industry may adversely affect us.

We have obtained the licenses, certificates, approvals and permits we believe necessary for the production of our existing products except that the Construction Project Planning Permits have expired on the construction of our finished products warehouse, dormitory and office building. We suspended construction of such buildings in 2005 and 2006, respectively, and have not applied for the renewal of the construction permits. In addition, off-road electric vehicles currently manufactured by us may fall into the definition of “Special Equipment” as defined in the Special Equipment Safety Supervision Regulation promulgated by the State Council of PRC. As manufacturer of such vehicles, we may be required to obtain a production permit for “Special Equipment” for our manufacture and sale of off-road and all-terrain vehicle within PRC. There is no assurance that we will be able to renew such licenses, certificates, approvals and permits upon their expiration or obtain any licenses, certificates, approvals and permits that may be necessary in the future. The eligibility criteria for such licenses, certificates, approvals and permits may change from time to time and may become more stringent. In addition, new requirements for licenses, certificates, approvals and permits may come into effect in the future. The introduction of any new and/or more stringent laws, regulations, licenses, certificates, approvals or permits requirements relevant to our business operations and the industry may significantly escalate our compliance and maintenance costs or may limit us to continue with our existing operations or may limit or prohibit us from expanding our business. Any such event may have an adverse effect to our business, financial results and future prospects.

One stockholder, our chief executive officer and director, has substantial influence over our company, and his interests may not be aligned with the interests of our other stockholders.

Mr. Chak Shing Tsoi owns approximately 83% of our outstanding voting securities, on an as-converted basis, and has significant influence over our business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might reduce the price of our shares.

We may be exposed to potential risks relating to our internal controls over financial reporting.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K. Since we recently completed the acquisition of Jinhao Power on August 11, 2010, we have not evaluated Jinhao Power and its consolidated subsidiaries’ internal control systems in order to allow our management to report on our internal controls on a consolidated basis as required by these requirements of SOX 404. We were subject to these requirements beginning with our annual report for the fiscal year ending December 31, 2008. We can provide no assurance that we will comply with all of the requirements imposed thereby.

In addition, China historically did not have Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other control systems. Our operations, being based in China, may experience difficulties in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. We may also have difficulties in hiring and retaining a sufficient number of qualified employees to implement and maintain such internal control systems.

We strive to improve our internal controls and disclosure controls. We hope to develop an adequate internal accounting control to budget, forecast and manage our funds, and an adequate disclosure control that will enable us to disclose material events affecting our operations and prospects in China on a timely basis. There is no guarantee that these improvements will be adequate or successful, or be carried out on a timely basis. If we do not have adequate internal accounting controls, we may not be able to appropriately budget, forecast and manage our funds, or prepare accurate accounts on a timely basis to meet our continuing financial reporting obligations and satisfy our obligations under United States securities laws to maintain internal control over financial reporting and disclosure control over material information.

We became a public company by means of a reverse acquisition of a public shell company, and as a result we are subject to the risks associated with the prior activities of the public company.

Additional risks may exist because we became public through a reverse acquisition of a public shell company that did not have significant operations or assets prior to the time of the reverse merger. Prior to August 11, 2010, the date that we completed the reverse acquisition, we were a public shell company. As a shell company we had no significant business operations and generated nominal revenues. We may require the cooperation or assistance of persons or organizations, such as auditors, previously associated with the public shell company to resolve future matters relating to the business and operations of the shell company that could be costly or difficult to secure. In addition, we may be exposed to undisclosed liabilities and incur losses, damages or other costs as a result of the prior operations of the shell company.

Our holding company structure may limit the payment of dividends.

We have no direct business operations other than our ownership of our subsidiaries and our contractually controlled entity. Should we decide to pay dividends to our investors, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from such entities. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions as discussed below.

RISKS RELATED TO THE CONTROL AGREEMENTS

The PRC government may determine that the Control Agreements are not in compliance with applicable PRC laws, rules and regulations.

Foreign ownership in the motorcycle and automobile businesses is subject to restrictions under current PRC laws, rules and regulations. As we are a Nevada company and our PRC subsidiaries are treated as foreign-invested enterprises under applicable PRC laws, we are subject to ownership limitations as well as special approval requirements on foreign investment. Specifically, foreign entities are not allowed to own more than a 50% equity interest in any PRC company manufacturing motorcycles or automobiles.

To comply with applicable PRC laws, rules and regulations, we conduct our operations in China through the Control Agreements, a series of contractual arrangements entered into among New Energy, Haoyan and Guangdong Jinhao, which consist of a Shareholder’s Right Proxy and Operation Management Services Agreement, a Shares Pledge Agreement and an Exclusive Option Agreement. As a result of these Control Agreements, New Energy manages and operates our motorcycle and electric vehicle business through Guangdong Jinhao pursuant to the rights it holds under our Control Agreements. A majority of the economic benefit and almost all of the risks arising from Guangdong Jinhao’s operations are transferred to New Energy under these agreements. Details of the Control Agreements are set out in “Corporate Structure and History – Variable Interest Entity” below.

There are risks involved with the operation of our business in reliance on the Control Agreements, including the risk that the Control Agreements may be determined by PRC regulators or courts to be unenforceable. Although we believe we are in compliance with current PRC regulations in the execution and implementation of the Control Agreements, we cannot assure you that the PRC government would agree that the Control Agreements fully comply with existing PRC policies or with policies that may be adopted in the future. PRC laws and regulations governing the validity of these the Control Agreements are uncertain. If the Control Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

  imposing economic penalties;

  discontinuing or restricting the operations of Guangdong Jinhao or New Energy;

  imposing conditions or requirements in respect of the Control Agreements with which Guangdong Jinhao or New Energy may not be able to comply;

  requiring our company to restructure the relevant ownership structure or operations;

  taking other regulatory or enforcement actions that could adversely affect our business; and

  revoking the business licenses and/or the licenses or certificates of New Energy, and/or voiding the Control Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of Guangdong Jinhao, which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate Guangdong Jinhao under the Control Agreements may not be as effective as direct ownership.

We conduct our motorcycle and electric vehicle business in the PRC and generate virtually all of our revenues through the Control Agreements. Our plans for future growth are based substantially on growing the operations of Guangdong Jinhao. However, the Control Agreements may not be as effective in providing us with control over Guangdong Jinhao as direct ownership. Under the current Control Agreements, if Guangdong Jinhao fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control Guangdong Jinhao, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the Control Agreements are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them; PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The Control Agreements are governed by the PRC law and provide for the resolution of disputes through arbitral proceedings pursuant to PRC law. If Guangdong Jinhao or its shareholders fail to perform the obligations under the Control Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot be sure that such remedies would provide us with effective means of causing Guangdong Jinhao to meet its obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in China is not as developed as in some other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in PRC legal system could limit our liability to enforce the Control Agreements and protect our interests.

The payment arrangement under the Control Agreements may be challenged by the PRC tax authorities.

We generate our revenues through the payments we receive pursuant to the Control Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the Control Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability, or cause other adverse financial consequences. According to the PRC Tax Administration and Collection Law, in the case of a transfer pricing related adjustment, the statute of limitation is three years normally and 10 years in special instances.

Our stockholders have potential conflicts of interest with us which may adversely affect our business.

Mr. Chak Shing Tsoi is our chief executive officer, and also controls Guangdong Jinhao through both indirect equity ownership and the Control Agreements. There could be conflicts that arise from time to time between our interests and the interests of Mr. Tsoi. There could also be conflicts that arise between us and Guangdong Jinhao that would require our stockholders and Guangdong Jinhao’s shareholders to vote on corporate actions necessary to resolve the conflict. There can be no assurance in any such circumstances that Mr. Tsoi will vote his shares in our best interest or otherwise act in the best interests of our company. If Mr. Tsoi fails to act in our best interests, our operating performance and future growth could be adversely affected.

We rely on the approval certificates and business license held by New Energy and any deterioration of the relationship between New Energy and Guangdong Jinhao could materially and adversely affect our business operations.

We operate our motorcycle and electric vehicle business in China on the basis of the approval certificates, business license and other requisite licenses held by New Energy and Guangdong Jinhao. There is no assurance that New Energy and Guangdong Jinhao will be able to renew their licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with Guangdong Jinhao is governed by the Control Agreements that are intended to provide us with effective control over the business operations of Guangdong Jinhao. However, the Control Agreements may not be effective in providing control over the application for and maintenance of the licenses required for our business operations. Guangdong Jinhao could violate the Control Agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under the Control Agreements and, as a result, our operations, reputations and business could be severely harmed.

If New Energy exercises the purchase option it holds over Guangdong Jinhao’s share capital pursuant to the Control Agreements, the payment of the purchase price could materially and adversely affect our financial position.

Under the Control Agreements, New Energy has the option for the maximum period of time allowed by law to purchase all of the equity interest in Guangdong Jinhao at a price based on the circumstances of the exercise of the option as determined by the relevant parties, provided that the acquisition will not violate any PRC laws or regulations in effect. As Guangdong Jinhao is already our contractually controlled affiliate, New Energy’s exercising of the option would not bring immediate benefits to our company, and payment of the purchase price could adversely affect our financial position.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China's political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the factors that could have this effect are:

  Level of government involvement in the economy;

  Control of foreign exchange;

  Methods of allocating resources;

  Balance of payments position;

  International trade restrictions; and

  International conflict.

The Chinese economy differs from the economies of most member countries to the Organization for Economic Cooperation and Development, or OECD, in many ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of the OECD member countries.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

We conduct substantially all of our business through our subsidiaries in the PRC. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations, and rules are not always uniform, and enforcement of these laws, regulations, and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

You may have difficulty enforcing judgments against us.

Most of our assets are located outside of the United States and most of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as -0.8% . These factors have led to the adoption by the Chinese government, from time to time, of various measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

Restrictions on currency exchange may limit our ability to receive and use the revenues from our sales effectively.

The majority of our sales are settled in RMB and U.S. dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in RMB to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only convert foreign currencies or RMB or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In particular, conversion of foreign currency into RMB for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the currencies.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Substantially all of our expenses are denominated in the RMB. If the RMB appreciates against the U.S. dollar, our costs will increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results reported in U.S. dollar terms will suffer.

We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB relative to the U.S. dollar would affect our cash flows, earnings and financial position reported in U.S. dollar terms.

The value of our common stock will be indirectly affected by the foreign exchange rate between the U.S. dollar and RMB and between those currencies and other currencies in which our sales may be denominated. Revaluation of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Restrictions under PRC law on our PRC subsidiaries’ ability to pay dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends, and otherwise fund and conduct our business.

Substantially all of our sales are generated by our PRC subsidiaries. However, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent companies. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC generally accepted accounting principles to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability, limit our ability to acquire PRC companies or to inject capital into PRC subsidiaries, limit our PRC subsidiary's ability to distribute profits to us or otherwise materially adversely affect us.

In October 2005, PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Relevant Issues in the Foreign Exchange Control over Financing and Return Investment Through Special Purpose Companies by Residents Inside China, generally referred to as Circular 75, which required PRC residents to register with the competent local SAFE branch before establishing or acquiring control over an offshore special purpose company, or SPV, for the purpose of engaging in an equity financing outside of China benefitting domestic PRC companies originally controlled by those residents. Various internal implementing guidelines issued by SAFE expanded the reach of Circular 75 by (1) purporting to cover the establishment or acquisition of control by PRC residents of offshore entities which merely acquire "control" over domestic companies or assets, even in the absence of legal ownership; (2) adding requirements relating to the source of the PRC resident’s funds used to establish or acquire the offshore entity; (3) covering the use of existing offshore entities for offshore financings; (4) purporting to cover situations in which an offshore SPV establishes a new subsidiary in China or acquires an unrelated company or unrelated assets in China; and (5) making the domestic affiliate of the SPV responsible for the accuracy of certain documents which must be filed in connection with any such registration, notably, the business plan which describes the overseas financing and the use of proceeds. Amendments to registrations made under Circular 75 are required in connection with any increase or decrease of capital, transfer of shares, mergers and acquisitions, equity investment or creation of any security interest in any assets located in China to guarantee offshore obligations, and the offshore SPV jointly responsible for these filings. Failure to comply with the requirements of Circular 75 may result in fines and other penalties under PRC laws for evasion of applicable foreign exchange restrictions. Any such failure could also result in the SPV’s affiliates being impeded or prevented from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the SPV, or from engaging in other transfers of funds into or out of China.

We cannot provide any assurances that all of our stockholders who are PRC residents will make or obtain the above SAFE registrations required by Circular 75. Moreover, because of uncertainty over how Circular 75 will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries' ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with Circular 75 by our PRC resident beneficial holders.

In addition, such PRC residents may not always be able to complete the necessary registration procedures required by Circular 75. We also have little control over either our present or prospective direct or indirect stockholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident stockholders to comply with Circular 75, if SAFE requires it, could subject these PRC resident beneficial holders to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiaries' ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

In addition to Circular 75 discussed above, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by the People’s Bank of China in January 2007 (as amended and supplemented), or Individual Foreign Exchange Rules. Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our beneficial owners. We have asked our beneficial owners to apply to their local branch of SAFE to register in accordance with the Individual Foreign Exchange Rules. These applications have not yet been approved and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation against non-Chinese enterprise or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and its non-PRC stockholders would be subject to a withholding tax at a rate of 10% when dividends are paid to such non-PRC stockholders. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise incorporated by a Chinese natural person. Nor are detailed measures on enforcement of PRC tax against non-domestically incorporated resident enterprises are available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

We may be deemed to be a resident enterprise by Chinese tax authorities. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on financing proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the EIT Law and its implementing rules dividends paid to us from our PRC subsidiary would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares. We are actively monitoring the possibility of “resident enterprise” treatment for the 2010 tax year and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, and our PRC tax may not be creditable against our U.S. tax.

We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax on Nonresident Enterprises' Share Transfer, or Circular 698, that was released in December 2009 with retroactive effect from January 1, 2008.

The Chinese State Administration of Taxation, or SAT, released a circular on December 15, 2009 that addresses the transfer of shares by nonresident companies, generally referred to as Circular 698. Circular 698, which is effective retroactively to January 1, 2008, may have a significant impact on many companies that use offshore holding companies to invest in China. Circular 698, which provides parties with a short period of time to comply with its requirements, indirectly taxes foreign companies on gains derived from the indirect sale of a Chinese company. Where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction where the effective tax burden is less than 12.5% or where the offshore income of his, her, or its residents is not taxable, the foreign investor is required to provide the tax authority in charge of that Chinese resident enterprise with the relevant information within 30 days of the transfers. Moreover, where a foreign investor indirectly transfers equity interests in a Chinese resident enterprise through an abuse of form of organization and there are no reasonable commercial purposes such that the corporate income tax liability is avoided, the PRC tax authority will have the power to re-assess the nature of the equity transfer in accordance with PRC’s “substance-over-form” principle and deny the existence of the offshore holding company that is used for tax planning purposes. There is uncertainty as to the application of Circular 698. For example, while the term “indirectly transfer” is not defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. It is also unclear, in the event that an offshore holding company is treated as a domestically incorporated resident enterprise, whether Circular 698 would still be applicable to transfer of shares in such offshore holding company. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in the country or jurisdiction and to what extent and the process of the disclosure to the tax authority in charge of that Chinese resident enterprise. In addition, there are not any formal declarations with regard to how to decide “abuse of form of organization” and “reasonable commercial purpose,” which can be utilized by us to balance if our Company complies with the Circular 698. If Circular 698 is determined to be applicable to us based on the facts and circumstances around such share transfers, we may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit our ability to use the proceeds of this offering to make additional capital contributions or loans to our PRC operating businesses.

Any capital contributions or loans that we, as an offshore company, make to our PRC operating businesses are subject to PRC regulations. For example, any of our loans to our PRC operating businesses cannot exceed the difference between the total amount of investment our PRC operating businesses are approved to make under relevant PRC laws and their respective registered capital, and must be registered with the local branch of SAFE as a procedural matter. In addition, our capital contributions to our PRC operating businesses must be approved by the approval authorities in China and registered with the corporate registration authority. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC operating businesses or to fund their operations may be negatively affected, which could adversely affect their liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Furthermore, SAFE promulgated Circular 142 in August 2008 with respect to the administration of conversion of foreign exchange capital contribution of foreign invested enterprises into RMB. Pursuant to Circular 142, RMB converted from foreign exchange capital contribution can only be used for the activities within the approved business scope of such foreign invested enterprise and cannot be used for domestic equity investment or acquisition unless otherwise allowed by PRC laws or regulations. As a result, we may not be able to increase the capital contribution of our operating subsidiaries or equity investee and subsequently convert such capital contribution into RMB for equity investment or acquisition in China.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties, and make most of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China may create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents, or distributors of our company, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and employees, consultants, sales agents, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

RISKS RELATED TO OUR STOCK

The market price of our common stock can be volatile, leading to the possibility of its value being depressed at a time when you may want to sell your holdings.

The market price of our common stock can be volatile. Numerous factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly. These factors include:

  our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

  changes in financial estimates by us or by any securities analysts who might cover our stock;

  speculation about our business in the press or the investment community;

  significant developments relating to our relationships with our customers or suppliers;

  stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in our industry;

  customer demand for our products;

  investor perceptions of our industry in general and our Company in particular;

  the operating and stock performance of comparable companies;

  general economic conditions and trends;

  announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

  changes in accounting standards, policies, guidance, interpretation or principles;

  loss of external funding sources;

  sales of our common stock, including sales by our directors, officers or significant stockholders; and

  additions or departures of key personnel.

Securities class action litigation is often instituted against companies following periods of volatility in their stock price. Should this type of litigation be instituted against us, it could result in substantial costs to us and divert our management’s attention and resources.

Moreover, securities markets may from time to time experience significant price and volume fluctuations for reasons unrelated to the operating performance of particular companies. In addition, the recent distress in the financial markets has also resulted in extreme volatility in security prices.

We do not intend to pay dividends on shares of our common stock for the foreseeable future.

We have never declared or paid any cash dividends on shares of our common stock. Other than the dividends to which the holders of the Series A Preferred Stock are entitled pursuant to the private placement agreement, we intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on shares of our common stock in the foreseeable future.

If there are large sales of a substantial number of shares of our common stock, our stock price may significantly decline.

If our stockholders sell substantial amounts of our common stock in the public market, including shares covered by this prospectus and shares issued upon the exercise of outstanding warrants, the market price of our common stock could fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The trading market in our common stock has been substantially less liquid than the average trading market and this low trading volume may adversely affect the price of our common stock.

Our common stock trades on the OTCQB Market. The trading market in our common stock has been limited. Limited trading volume will subject our shares of common stock to greater price volatility and may make it difficult for you to sell your shares of common stock at a price that is attractive to you.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our common stock becomes a “penny stock,” we may become subject to Rule 15g-9 under the Exchange Act, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by the Penny Stock Rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a “penny stock”, unless exempt, the rules require delivery, prior to any transaction in a “penny stock”, of a disclosure schedule prepared by the SEC relating to the “penny stock” market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the “penny stock” held in the account and information on the limited market in “penny stock”.

There can be no assurance that our common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of “penny stock”, if the SEC finds that such a restriction would be in the public interest.

Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control.

Our Articles of Incorporation authorize our board of directors to issue up to 50,000,000 shares of preferred stock, of which 6,857,204 shares are issued and outstanding as of the date hereof. The terms of the preferred stock include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights. Specific rights granted to the holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The rights of the preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

In addition, Nevada corporate law and our articles of incorporation and bylaws contain other provisions that could discourage, delay or prevent a change in control of us or changes in our management that our stockholders may deem advantageous. These provisions:

  deny holders of our common stock cumulative voting rights in the election of directors, meaning that stockholders owning a majority of our outstanding shares of common stock will be able to elect all of our directors;

  require any stockholder wishing to properly bring a matter before a meeting of stockholders to comply with specified procedural and advance notice requirements; and

  allow any vacancy on the board of directors, however the vacancy occurs, to be filled by the directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Description of Business,” “Risk Factors,” and “Management's Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” above. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

  our anticipated growth strategies and our ability to manage the expansion of our business operations effectively;

  our ability to keep up with rapidly changing technologies and evolving industry standards, including our ability to achieve technological advances;

  our ability to diversify our product offerings and capture new market opportunities;

  our ability to source our needs for skilled labor, machinery and raw materials economically;

  the loss of key members of our senior management; and

  uncertainties with respect to the PRC legal and regulatory environment.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference and filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock covered by this prospectus. To the extent that the selling stockholders exercise for cash, all of the warrants covering the 3,942,891 shares of common stock registered for resale under this prospectus, we would receive approximately $24.8 million in the aggregate from such exercises. We intend to use such proceeds, if any, for general corporate and working capital purposes.

DIVIDEND POLICY

Any decisions regarding dividends will be made by our board of directors. We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future except that the holders of the Series A Preferred Stock are entitled to an annual dividend at the rate of 7% of the original issuance price of the Series A Preferred Stock. Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our stockholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the OTCQB marketplace, under the symbol “GIMC.”

The following table sets forth, for the periods indicated, the high and low closing prices of our common stock. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The closing bid prices for our common stock gave retroactive effect to the 0.590 -for-1 reverse split effected on April 9, 2010.

		Closing Bid Prices
		High		Low

Fiscal year ended December 31, 2011
First quarter (through January 27, 2011)		$7.00		$5.25

Fiscal year ended December 31, 2010
first quarter	$	N/A	$	N/A
second quarter		2.60		2.25
third quarter		4.00		4.00
fourth quarter		7.00		7.00

Fiscal year ended December 31, 2009
first quarter	$	N/A	$	N/A
second quarter		N/A		N/A
third quarter		N/A		N/A
fourth quarter		N/A		N/A

Holders

As of January 31, 2011, there were approximately 39 stockholders of record of our common stock. The number of record holders does not include persons who held our common stock in nominee or “street name” accounts through brokers.

We plan to furnish our stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by our independent certified public accountant. We are subject to the information reporting requirements of the Exchange Act. As such, we file annual, quarterly and current reports and other documents with the SEC. We intend to maintain compliance with the periodic reporting requirements of the Exchange Act.

Dividends

See our disclosure under the “Dividend Policy” heading elsewhere in this prospectus.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have in effect any compensation plans under which our equity securities are authorized for issuance and we do not have any outstanding stock options.

Transfer Agent and Registrar

Our transfer agent is TranShare Corporation. Its mailing address 5105 DTC Parkway, Suite 325, Greenwood Village, CO 80111, and its phone number is (303) 662-1112.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of our Business

We are primarily engaged in the production and distribution of motorcycles and small engines in China and to overseas markets. The market for our products in China accounted for approximately 22% of our revenues for the nine months ended September 30, 2010, with the overseas market, primarily Afghanistan, Pakistan, Bangladesh, Lebanon, Egypt, Libya, Angola, Kenya, Venezuela, and Republic of Dominica, making up the remaining 78% of our revenues.

We intend to expand into the electric vehicle segment and we have launched our electric vehicle production line and delivered our first order in October 2009. Currently our production of electric vehicles is not yet on a commercial scale pending us being listed in the “National Vehicle Manufacturers and Product Announcement”. We invested approximately $26 million into R&D for electric vehicles, and have entered into exclusive patent license agreements for 2 patents to be used in the planned production of electric vehicles. In addition, we have signed a sales agency agreement with six distributors in China and overseas and have signed sales contracts with buyers from Spain, Finland, Italy, Chile and Thailand. We are also focused on developing distribution channels in the European Union and the United States.

Our corporate headquarters and our manufacturing facilities are located in Zhaoqing, Guangdong Province, PRC.

Recent Developments

Execution of Equity Transfer Agreement With Respect to Zhangjiagang Chunzhou Station Wagon Co., Ltd.

In November, 2010, Guangdong Jinhao entered into an equity transfer agreement with the shareholders of  Station Wagon, a company based in the PRC, to purchase a 60% equity interest in Station Wagon. Station Wagon designs, produces and distributes various models of gasoline commercial vans and buses. We expect that the acquisition will enhance our brand recognition, increase our production capacity, provide us with an entry into the on-road vehicles segment for the retail consumers and increase the possibility of our being listed in the “National Vehicle Manufacturers and Product Announcement.” The closing of the acquisition is subject to customary closing conditions, including but not limited to, full payment of the purchase price. We expect to close this transaction in the first half of 2011.

Change of Independent Registered Public Accounting Firm

In November 2010, our board of directors approved the dismissal of our independent registered public accounting firm, MSCM LLP, or MSCM. Concurrent with the decision to dismiss MSCM, on November 11, 2010 our board of directors appointed PricewaterhouseCoopers Hong Kong, or PwC Hong Kong, as our independent registered public accounting firm. PwC Hong Kong accepted the engagement as our independent registered public accounting firm in December 2010.

Resignation of Mr. John Shen as President and Appointment of Mr. Chak Shing Tsoi as Interim President

Mr. John Shen resigned as our President on November 14, 2010 for personal reasons, but he remains a director. Mr. Chak Shing Tsoi was appointed as our Interim President effective on November 15, 2010.

Resignation of Mr. Hai Ming Liu as Director of Finance and acting Chief Financial Officer and Appointment of Mr. Daobin Li as Controller

Mr. Hai Ming Liu resigned as our Director of Finance and acting Chief Financial Officer effective on December 31, 2010 for personal reasons. Mr. Daobin Li was appointed as our Controller on January 20, 2011.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

  Growth in the Chinese Economy. We operate our facilities in China and derive some revenues from sales to customers in China. Economic conditions in China, therefore, affect many aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. China has experienced significant economic growth, achieving a compound annual growth rate of over 10% in gross domestic product from 1996 through 2008. China is expected to experience continued growth in all areas of investment and consumption, even in the face of a global economic recession. However, China has not been immune to the global economic slowdown and is experiencing a slowing of its growth rate.

  PRC Economic Stimulus Plans. The PRC government has issued a policy entitled “Central Government Policy On Stimulating Domestic Consumption To Counter The Damage Result From Export Business Of The Country,” pursuant to which the PRC Central Government is dedicating approximately $580 billion to stimulate domestic consumption. Companies that are either directly or indirectly related to personal transportation are expected to benefit from this stimulus effort. In China, our main market is in rural areas, and we are actively participating in the “Motorcycles Go to the Countryside” Program hosted by various central governmental authorities in PRC. We also expect to indirectly benefit from the economic stimulus plan through the demand of products that has emphasis on new energy. For more information, see “Our Business – Our Industry”.

  Government Support of Fuel-Efficient Vehicles. The Chinese government plans to devote time and energy for the research and implementation of tax policies geared toward the development of energy-saving cars and decreasing energy consumption through a comparatively lower consumption tax on fuel-efficient vehicles. The Chinese government is supportive of new energy vehicles, and has indicated that it will subsidize RMB 60,000 and RMB 600,000 for each electric vehicle and electric bus. Meanwhile, many governments around the world provide plans that may provide us with business opportunities. The National Development and Reform Commission in China recently added 71 models from 16 different automakers to the approved list of vehicles that qualify for subsidies based on fuel efficiency alone.

  Product Development and Brand Recognition. We believe that in order to compete effectively in our product market, we need to constantly improve the quality of our products and deliver new products. As such, we face the challenge of expanding our research and development capacity. We need to maintain a strong and sufficient research and development team and identify the right directions for our research and development. We expect to incur the aggregate costs of approximately US$141 million, including production lines building, research and development and development of a sales network, in connection with the expansion of our electric vehicle business. We also face the long-term challenge of developing our brand recognition. In addition to providing high quality products and effective project execution, we believe that in order to promote our brand recognition, strengthen the management of our distribution network and improve our sales revenue and market share, we will also need to continue expanding our sales channels and engage in more sophisticated marketing. With adequate funding, we plan to acquire a number of automobile production enterprises complementary to our strengths in product design, integration, and implementation. We believe that this strategy would result in driving our strength in products and services to a wider client base.

Taxation

We are subject to United States tax at a tax rate of 34%. No provision for income taxes in the United States has been made as we have no income taxable in the United States.

Jinhao Power was incorporated in the BVI and under the current laws of the BVI, is not subject to income taxes.

Jinhao HK was incorporated in Hong Kong and under the current laws of Hong Kong, is subject to Profits Tax of 16.5% . No provision for Hong Kong Profits Tax has been made as Jinhao HK has no taxable income.

Under PRC tax laws, Guangdong Jinhao was entitled to a tax holiday of a 2-year full exemption followed by a 3-year 50% exemption commencing from its first profit-making year after offsetting accumulated tax losses, if any. The PRC government has approved fiscal 2007 as Guangdong Jinhao’s first full operational and profitable year, and accordingly Guangdong Jinhao has received a full exemption from income tax for years ended December 31, 2008 and 2007. Guangdong Jinhao is entitled to a 50% reduction in its tax rate from fiscal 2009 to fiscal 2011. Accordingly, the effective income tax rate is 12.5% for the year ended December 31, 2010. See “Our Business – PRC Government Regulations – Taxation” for a detailed description of the PRC tax regulations applicable to our business.

Results of Operations

Comparison of Three Months Ended September 30, 2010 and September 30, 2009

The following table shows key components of our results of operations during the three months ended September 30, 2010 and 2009, in both dollars and as a percentage of our total sales.

(All amounts in thousands of U.S. Dollars)

	Three Months Ended			Three Months Ended
	September 30, 2010			September 30, 2009
		% of Sales			% of Sales
	Amount	Revenue		Amount	Revenue
Revenue	$69,959	100.0%		$56,583	100.0%
Cost of revenue	(51,922)	(74.2%	)	(42,848)	(75.7%	)
Gross profit	18,037	25.8%		13,735	24.3%
Operating expenses
Selling expenses	(3,308)	(4.7%	)	(4,554)	(8.0%	)
Administrative expenses	(975)	(1.4%	)	(312)	(0.6%	)
Research and development expenses	-	-		(877)	(1.5%	)
Total operating expenses	(4,283)	(6.1%	)	(5,743)	(10.1%	)
Income from operations	13,754	19.7%		7,992	14.1%

Change in fair value of warrants	126	0.2%		-	-
Other income	6	-		-	-
Interest income	7	-		1	-
Finance costs	(209)	(0.3%	)	(217)	(0.4%	)
Income before income tax	13,684	19.6%		7,776	13.8%

Income tax	(1,806)	(2.6%	)	(765)	(1.4%	)

Net income	$11,878	17.0%		$7,011	12.4%

Deemed dividend from beneficial conversion feature	(6,031)	(10.0%	)	-	-
Accretion expense on preferred shares	(800)	(1.1%	)	-	-
Dividends on preferred shares	(175)	(0.3%	)	-	-
Net income attributable to common stock	4,872	7%		7,011	12.4%
Foreign currency translation adjustment	1,686	2.4%		52	0.1%

Comprehensive income	$13,564	19.4%		$7,063	12.5%
Comprehensive income available to common stock	$6,558	9.4%		$7,063	12.5%

Revenue: Revenue increased $13.38 million, or 23.6%, to $69.96 million for the three months ended September 30, 2010, from $56.58 million for the same period of the prior year. The increase in revenue consists of a $11.20 million increase in revenue from our electric vehicle division during the 2010 period, compared to nil revenue in the same period of the prior year, which can be attributable to the launch of our production of electric vehicles during the 2009 fourth quarter. The revenue generated from our motorcycle division increased $2.18 million to $58.76 million for the three months ended September 30, 2010, compared to $56.58 million in the same period of the prior year. The increase is mainly due to increased exports to South East Asia.

Cost of Revenue: Cost of revenue increased $9.07 million, or 21.2%, to $51.92 million in the three months ended September 30, 2010, from $42.85 million in the same period of the prior year. As a percentage of revenue, cost of revenue decreased by 1.5% to 74.2% for the three months ended September 30, 2010, compared to 75.7% in the same period in 2009. This decrease as a percentage of sales was mainly due to changes in the mix of our products sold during the 2010 period to include more electric vehicles which have higher gross margins than motorcycles.

Gross Profit and Gross Margin: Gross profit increased $4.30 million, or 31.3%, to $18.04 million in the three months ended September 30, 2010, from $13.74 million in the same period of the prior year. Gross profit as a percentage of net revenue was 25.8% and 24.3% for the three months ended September 30, 2010 and 2009, respectively. The increase in the gross margin was primarily driven by the increase in sales from the electric vehicle division, which has an average gross margin of 30%, compared to the motorcycle’s average gross margin of 25%.

Selling Expenses: Selling expenses decreased $1.25 million, or 27.4%, to $3.31 million in the three months ended September 30, 2010, from $4.55 million in the same period of the prior year. The decrease was primarily a result of the significant costs incurred during preparation for the launching of our electric vehicles in the fourth quarter of fiscal 2009.

Administrative Expenses: Administrative expenses increased $0.66 million, or 212%, to $0.98 million in the three months ended September 30, 2010, from $0.31 million in the same period of the prior year. This increase was mainly due to increases in audit and other professional fee expenses related to our reverse acquisition transaction and the private placement.

Research and Development Expenses: Research and development expenses were $nil in the three months ended September 30, 2010, as compared to $0.88 million in the same period in the prior year. There was no research and development expense incurred in our electric vehicle division during the three months ended September 30, 2010 as we were focused on marketing and production of electric vehicles (on a non-commercial scale) during such period.

Change in Fair Value of Warrants: The $0.13 million change in fair value of warrants was related to the warrants issued in conjunction with the private placement in September 2010.

Finance Costs: Interest expenses remained stable at $0.21 million in the three months ended September 30, 2010, compared to $0.22 million in the same period of the prior year.

Income Before Income Tax: Income before income tax increased by $5.91 million, or 75.9%, to $13.68 million in the three months ended September 30, 2010 from $7.78 million in the same period in the prior year, mainly due to the increase in our sales and gross margin noted above.

Income Taxes: Income tax expenses increased $1.04million, or 135%, to $1.81 million in the three months ended September 30, 2010, from $0.77 million in the same period in the prior year. The increase was due to increased taxable income as a result of the increased sales and income tax recovery in the three months ended September 30, 2009 derived from research and development cost expensed for accounting purposes but deferred for tax purposes.

Net Income: In the three months ended September 30, 2010, we generated a net income of $11.88 million, an increase of $4.87 million, or 69.4%, from $7.01 million in the same period in the prior year. This increase was primarily attributable to the increase in our sales and gross margin noted above.

Comparison of Nine Months Ended September 30, 2010 and September 30, 2009

The following table shows key components of our results of operations during the nine months ended September 30, 2010 and 2009, in both dollars and as a percentage of our total sales.

(All amounts in thousands of U.S. Dollars)

	Nine Months Ended		Nine Months Ended
	September 30, 2010		September 30, 2009
		% of Sales		% of Sales
	Amount	Revenue	Amount	Revenue
Revenue	$173,334	100.0%	$135,576	100.0%
Cost of revenue	(131,230)	(75.7%	)	(107,116)	(79.0%	)

Gross profit	42,104	24.3%		28,460	21.0%

Operating expenses
Selling expenses	(8,490)	(4.9%	)	(7,734)	(5.7%	)
Administrative expenses	(1,649)	(0.9%	)	(687)	(0.5%	)
Research and development expenses	-	-		(14,099)	(10.4%	)
Total operating expenses	(10,139)	(5.8%	)	(22,520)	(16.6%	)

Income from operations	31,965	18.5%		5,940	4.4%

Change in fair value of warrants	126	0.1%		-	-
Other income	6	-		-	-
Interest income	13	-		8	-
Finance costs	(655)	(0.4%	)	(516)	(0.4%	)
Income before income tax	31,455	18.2%		5,432	4.0%
Income tax (expense) recovery	(4,059)	(2.3%	)	956	0.7%
Net income	$27,396	15.9%		$6,388	4.7%
Deemed dividend from beneficial conversion feature	(6,031)	(3.5%	)	-	-
Accretion expense on preferred shares	(800)	(0.5%	)	-	-
Dividends on preferred shares	(175)	(0.1%	)	-	-
Net income attributable to common stock	20,390	11.9%		6,388	4.7%
Foreign Currency translation gain (loss)	2,418	1.4%		(38)	(0.0%	)
Comprehensive income	$29,814	17.3%		$6,350	4.7%
Comprehensive income attributable to common stock	$22,808	13.2%		$6,350	4.7%

Revenue: Revenue increased $37.76 million, or 27.8%, to $173.33 million for the nine months ended September 30, 2010, from $135.58 million for the same period in the prior year. The increase in revenue consists of $23.57 million increase in revenue from our electric vehicle division, compared to $nil revenue in the same period of the prior year, attributable to launch of our production of electric vehicles during the 2009 fourth quarter. The revenue generated from our motorcycle division increased $14.19 million to $149.77 million for the nine months ended September 30, 2010, compared to $135.58 million in the same period of the prior year. The increase is mainly due to increased exports to the Middle East, Africa region and South East Asia. Exports of motorcycles increased by approximately 12% for the nine months ended September 30, 2010, compared to that in the same period of the prior year.

Cost of Revenue: Cost of revenue increased $24.11 million, or 22.5%, to $131.23 million in the nine months ended September 30, 2010, from $107.12 million in the same period of the prior year. As a percentage of revenue, cost of revenue decreased by 3.3% to 75.7% for the nine months ended September 30, 2010, compared to 79.0% in the same period of the prior year. This decrease as a percentage of sales was mainly due to changes in our product mix to include more electric vehicles which have a higher gross margin than motorcycles. In addition, an increase of export sales also contributed to the decrease as export sales have a higher margin than domestic sales.

Gross Profit and Gross Margin: Gross profit increased $13.64 million, or 47.9%, to $42.10 million in the nine months ended September 30, 2010, from $28.46 million in the same period of the prior year. Gross profit as a percentage of net revenue was 24.3% and 21.0% for the nine months ended September 30, 2010 and 2009, respectively. The increase in the gross margin was primarily driven by the increase in sales from the electric vehicle division, which has an average gross margin of 26%, compared to the motorcycle’s average gross margin of 23%. In addition, an increase in export sales also contributed to the higher gross margin as export sales have a higher gross margin than domestic sales.

Selling Expenses: Selling expenses increased $0.76 million, or 9.8%, to $8.49 million in the nine months ended September 30, 2010, from $7.73 million in the same period of the prior year. The increase was primarily a result of the increase in selling activities relating to the newly launched electric vehicle production incurred in the 2009 fourth quarter.

Administrative Expenses: Administrative expenses increased $0.96 million, or 140%, to $1.65 million in the nine months ended September 30, 2010, from $0.69 million in the same period of the prior year. This increase was mainly due to increases in audit and other professional fee expenses related to our reverse acquisition transaction and the private placement.

Research and Development Expenses: Research and development expenses were $nil in the nine months ended September 30, 2010, as compared to $14.10 million in the same period of the prior year. There was no research and development expense incurred in our electric vehicle division during the nine months ended September 30, 2010 as we were focused on marketing and production of electric vehicles during such period.

Change in Fair Value of Warrants: The $0.13 million change in fair value of warrants was related to the warrants issued in conjunction with the private placement in September 2010.

Finance Costs: Interest expenses were totaled $0.66 million in the nine months ended September 30, 2010, compared to $0.52 million in the same period of the prior year.

Income Before Income Tax. Income before income tax increased by $26.02 million, or 479%, to $31.46 million in the nine months ended September 30, 2010 from $5.43 million in the same period of the prior year. The reason for such increase was mainly due to the increase in our sales and gross margin and large research and development expenses incurred in the prior year as noted above.

Income Taxes: Income tax expenses increased $5.02 million to $4.06 million in the nine months ended September 30, 2010 from a recovery of $0.96 million in the same period of the prior year. The increase was due to increased taxable income as a result of the increased sales and income tax recovery in the nine months ended September 30, 2009 which was derived from research and development cost expensed for accounting purposes but deferred for tax purposes.

Net Income: In the nine months ended September 30, 2010, we generated a net income of $27.40 million, an increase of $21.01 million from $6.39 million in the same period of the prior year. This increase was primarily attributable to the increase in our sales and gross margin and significant research and development expenses incurred in 2009 noted above.

Comparison of Years Ended December 31, 2009 and December 31, 2008

The following table sets forth key components of our results of operations during the fiscal years ended December 31, 2009 and 2008, both in thousands of dollars and as a percentage of our net sales.

(All amounts in thousands of U.S. Dollars)

	Fiscal Year Ended		Fiscal Year Ended
	December 31, 2009		December 31, 2008
		% of		% of
		Sales		Sales
	Amount	Revenue	Amount	Revenue

Sales Revenue	$192,112	100.0%	$156,351	100.0%

Cost of revenue	150,388	78.3%	134,469	86.0%

Gross profit	41,724	21.7%	21,882	14.0%

Operating expenses
Gain on sale of equipment			(120)	(0.1%	)
Selling expenses	10,495	5.4%	2,909	1.9%
Administrative expenses	972	0.5%	664	0.4%
Research and development expenses	14,099	7.3%		10,890	7%
Total operating expenses	25,566	13.2%		14,343	9.2%
Income from operations	16,158	8.4%		7,539	4.8%
Interest income	(8)	-		(8)	-
Finance expense	683	0.4%		597	0.4%
Income before income taxes	15,483	8.1%		6,950	4.4%
Income taxes (expenses)/recovery	(334)	(0.2%	)	2,150	1.4%
Net income	$15,149	7.9%		$9,100	5.8%
Foreign Currency translation adjustments	(30)	0.0%		4,556	2.9%
Comprehensive income	$15,119	7.9%		$13,656	8.7%

Sales Revenue. Our revenue increased to $192.1 million in the fiscal year ended December 31, 2009 from $156.3 million last year, representing a 22.9% increase year-over-year. The increase in revenue was attributed mainly to the increased demand in Africa, Middle East and South East Asia for motorcycles and electric vehicles, which we believe is a result of our business development efforts.

Cost of revenue Our cost of sales increased $15.9 million, or 11.8%, to $150.4 million in the fiscal year ended December 31, 2009 from $134.5 million in the same period in 2008. The increase was primarily a result of the increase in sales. The cost of revenue per revenue ratio decreased from 86% to 78.3% mainly due to decrease of cost in raw materials.

Gross Profit and Gross Margin. Our gross profit increased $19.8 million, or 90.7%, to $41.7 million in the fiscal year ended December 31, 2009 from $21.9 million in the same period in 2008. Gross profit as a percentage of net revenue was 21.7% and 14.0% for the years ended December 31, 2009 and 2008, respectively. The increase in the gross margin was primarily due to a decrease of cost in raw materials and the sales of electric vehicles, which have a higher gross margin than motorcycles.

Selling Expenses. Our selling expenses increased $7.6 million, or 261%, to $10.5 million in the fiscal year ended December 31, 2009 from $2.9 million in the same period in 2008. The increase was primarily a result of the increase in sales and marketing the electric vehicles products.

Administrative Expenses. Our administration expenses increased $0.3 million, or 46.4%, to $1.0 million in the fiscal year ended December 31, 2009 from $0.7 million in the same period in 2008. This increase was mainly due to expansion of costs in our electronic vehicles division.

Research and Development Expenses. Our research and development expenses consist of the costs associated with expense in research and development of electric vehicle projects. Our research and development expenses increased by $3.2 million, or 29.5%, to $14.1 million in the fiscal year ended December 31, 2009 from $ 10.9 million in 2008, primarily resulting from increased continuing research and development costs in the electric vehicles business unit.

Finance Expense. Interest expense increased $0.1 million, or 14.4%, to $0.7 million in the fiscal year ended December 31, 2009 from $0.6 million in the same period in 2008.

Income Before Income Taxes. Our income before income taxes increased by $8.5 million, or 123%, to $15.5 million in the fiscal year ended December 31, 2009 from $7.0 million in the same period in 2008. The reason for such increase was mainly due to the increase in our sales and gross margin as discussed above.

Income Taxes. Our income taxes increased by $2.5 million to $0.3 million in the fiscal year ended December 31, 2009 from $2.2 million tax recovery in the same period in 2008. The increase was mainly due to expiration of the full tax exemption policy that ended in December 31, 2008 and deferred tax assets recovery from research and development cost . See “Taxation” above for more information.

Net Income. In the fiscal year ended December 31, 2009, we generated a net income of $15.1 million, an increase of $6 million, or 66.5%, from $9.1 million in 2008. This increase was primarily attributable to an increase in our sales and gross margin as discussed above.

Liquidity and Capital Resources

As of September 30, 2010, we had cash balance of $34.23 million, primarily consisting of cash on hand.

To date, we have financed our operations primarily through cash flows from operations, augmented by short-term bank borrowings and equity contributions by our stockholders. On September 2, 2010, we completed a private placement with our major stockholder and certain accredited investors, pursuant to which we sold to the investors 6,857,204 Units for $4.37496 per Unit with gross proceeds of $30 million. The private placement resulted in proceeds of $25.93 million, net of issuance costs of $4.06 million.

In connection with the closing of the private placement, we and Mr. Chak Shing Tsoi, our controlling stockholder, entered into an Investors’ Rights Agreement with the investors, pursuant to which we agreed to certain Make Good Provisions. Pursuant to such provisions, we agreed to reimburse the investors in cash for any of the fiscal years 2010, 2011 and 2012 where there is an after-tax net profit shortage. The compensation for each such fiscal year is calculated as follows, respectively, and will be allocable among the investors pro rata to the investors’ respective investment amount, or Investment Amount:

  2010 Cash Compensation = Investment Amount x ($35,000,000 – actual 2010 After Tax Net Profit)/$35,000,000;

  2011 Cash Compensation = Investment Amount x ($48,000,000 – actual 2011 After Tax Net Profit)/$48,000,000;

  2012 Cash Compensation = Investment Amount x ($68,000,000 – actual 2012 After Tax Net Profit)/$68,000,000.

We agreed not to enter into certain equity issuance transactions and certain other transactions without the approval of the holders of the Series A Preferred Stock.

The Construction Project Planning Permits expired on the construction of our finished products warehouse, dormitory and office building. We suspended construction of such buildings in 2005 and 2006, and have not applied for the renewal of such permits. We are in the process of developing a cost estimate for the completion of these buildings and evaluating when it would be economically viable to re-commence the construction of these buildings.

We also entered into a contract with a vendor to construct office buildings and plants in 2008. This project has not been completed, with an estimated future costs of approximately $558,000 for completion. We expect that this project will be completed by the end of 2011.

We are currently in the process of developing a plan to increase our investment in the research and development of electric vehicles and motorcycles in 2011.

In November 2010, Guangdong Jinhao entered into an equity transfer agreement with the shareholders of Station Wagon to purchase a 60% equity interest in Station Wagon. We anticipate that this transaction will close in the early half of 2011. Guangdong Jinhao is obligated to pay the purchase price in 3 tranches of, approximately $4.5 million, $7.5 million and $15 million, respectively, the first tranche of which had already been paid in November, 2010. By the closing, we are obligated to pay the remaining tranches of the purchase price. The closing of this transaction is subject to customary closing conditions, including payment of the purchase price in full and requisite regulatory approval. We expect to close this transaction in the first half of 2011.

The following table sets forth a summary of our cash flows for the periods indicated:

Cash Flow
(all amounts in thousands of U.S. Dollars)

	Nine Months Ended		Fiscal Year Ended
	September 30		December 31,
	2010	2009	2009	2008

Net cash provided by operating activities	$2,749	$43,705	$57,128	$710
Net cash provided by (used in) investing activities	1,470	(49,542)	(59,166)	(5,389)
Net cash provided by financing activities	20,772	7,172	9,223	5,980
Effects of currency translation	204	2	1	59
Net increase in cash and cash equivalents	24,991	1,335	7,186	1,360
Cash at beginning of the period	9,032	1,846	1,846	486
Cash at end of the period	$34,227	$3,183	$9,032	$1,846

Operating activities

Net cash provided by operating activities was $2.75 million for the nine months ended September 30, 2010, as compared to $43.71 million provided by operating activities for the same period of the prior year. The decrease in net cash provided in operating activities was primarily due to increases in trade receivables and inventory. As of September 30, 2010, total inventories amounted to $14.41 million, compared to $1.17 million as at December 31, 2009 and total trade receivables amounted to $23.16 million, as compared to $5.78 million as at December 31, 2009. For the nine months ended September 30, 2009, the accounts receivable and inventory balances decreased by approximately $30.62 million. The reason for significant trade receivables increase in the nine months ended September 30, 2010 was because most companies were generally slower in their payments over the course of the year and waited until the year end. The increased inventory is mainly due to the phase out of PRC National II Standards for the production of motorcycles commencing June 30, 2010. Motorcycle manufacturers including Jinhao have been permitted a 6-month transition period to produce motorcycles under the more cost-efficient National II, instead of the National III Standards. As a result, during the first half of fiscal 2010, we stored extra materials for production under the National II Standards for the transition period.

Net cash provided by operating activities was $57.13 million for the year ended December 31, 2009, as compared to $0.71 million provided by operating activities for 2008. The increase in net cash provided in operating activities was primarily due to decreased trade receivables and inventory for the year ended December 31, 2009 compared to increased trade receivables and inventory in prior year. For the year ended December 31, 2009, the trade receivables and inventory decreased by $31.80 million compared to an increase of $6.2 million in prior year. In addition, trade payables for the year ended December 31, 2009 increased by $3.54 million for the year ended December 31, 2009 comparing to a decreased trade payables of $1.03 million in the prior year.

Investing activities

Net cash provided by investing activities for the nine months ended September 30, 2010 was $1.47 million, as compared to $49.54 million net cash used in investing activities for the same period of 2009. We converted $1.47 million short-term investment to cash after its maturity during the nine months ended September 30, 2010. No other investing activities occurred in the nine months ended September 30, 2010. However, in the same period of the prior year, we spent $49.54 million on, plant and equipment and construction in progress.

Net cash used in investing activities for the year ended December 31, 2009 was $59.17 million, as compared to $5.39 million in 2008. The increase in net cash used in investing activities was mainly attributable to an increase in the purchase of equipment used in our production and development costs for our electric vehicles project and increased construction in progress incurred in 2009.

Financing activities

Net cash provided by financing activities for the nine months ended September 30, 2010 was $20.77 million, as compared to $7.17 million provided by financing activities for the same period of 2009. The increase in cash provided by financing activities in the nine months ended September 30, 2010 is mainly due to the net proceeds of $25.93 from the private placement in September 2010. We also repaid $11.76 million in bank loans and borrowed $6.60 million short-term bank loans during the period.

Net cash used in financing activities for the year ended December 31, 2009 was $9.2 million, as compared to $5.9 million net cash provided by financing activities in 2008. The increase of net cash used in financing activities was mainly attributable to the increase in bank loans.

Loan Commitments

As of September 30, 2010, the amount, interest rate, maturity date and term of each of our bank loans were as follows:

(all amounts in thousands of U.S. dollars)

Bank	Amount	Interest	Maturity	Term
		Rate	Date

China Merchandise Bank	$2,989	5.940%	March 2011	6 months
Shenzhen Development Bank Co., Ltd.	$4,481	7.02%	December 2010	3 months
Rural Credit Cooperative of Sihui, Dawang Credit Association	$2,391	6.975%	April 2012	32 months

The outstanding bank loans listed above are used primarily for general working capital and for the purchase of raw materials.

We have an operating line of credit from the China Merchandise Bank with a maximum available credit of approximately $4.93 million. The amount withdrawn from the line of credit is due in six months from the date of withdrawal. The line of credit will expire on March 24, 2011 and is guaranteed by Zhaoqing Haoyan Industrial Co. Ltd. and Mr. Tsoi.

As of September 30, 2010, we had  an operating line of credit from the Shenzhen Development Bank with total available credit to a maximum of approximately $4.48 million. The line of credit expired in December 31, 2010 and the amounts withdrawn from this line of credit were due on or before that date.

We have an operating line of credit from the Rural Credit Cooperative of Sihui, Dawang Credit Association with a total available credit in the maximum of approximately $2.69 million. The loan is secured by our land use right and certain buildings. Both the due date of the loan and the expiry date of the line of credit are April 1, 2012.

We believe that our cash on hand and cash flow from operations will meet part of our present cash needs and we will require additional cash resources, including loans, to meet our expected capital expenditure and working capital for the next 12 months. We may, however, in the future, require additional cash resources due to changed business conditions, implementation of our strategy to ramp up our marketing efforts and increase brand awareness, or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or to obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management intends to monitor price changes in the industry and to maintain effective cost control in operations.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Critical Accounting Policies

Principle of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with GAAP. The consolidated financial statements include our accounts and those of our subsidiaries and have been reported in United States dollars. All significant transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and changes in these estimates are recorded when known.

Significant estimates made by management include: revenue recognition, warranty cost, allowance for doubtful accounts, inventory obsolescence, depreciation and amortization of long-lived assets, the recoverability of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions and contingencies. Actual results could differ from those estimates.

Foreign currency translation

Our reporting currency is U.S. dollars. Our subsidiaries Guangdong Jinhao and New Energy maintain their book and records in their functional currency, RMB. Our functional currency and that of Jinhao Power and its subsidiary Jinhao HK is the USD. We translate the subsidiaries’ assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet dates, and the statement of operations and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. The resulting translation adjustments are reported under comprehensive income and as a separate component of stockholders’ equity.

Foreign exchange rates used:	September 30,	December 31,	September 30,
	2010	2009	2009

Period end RMB/U.S. Dollar exchange rate	6.6905	6.8259	6.8262
Average RMB/U.S. Dollar exchange rate	6.7677	6.8307	6.8319

Revenue recognition

Revenue from the sale of motorcycles and electric vehicles is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. Management considers delivery to occur upon shipment provided title and risk have passed to the customer, which is generally when the product is shipped to the customer from our facility.

Sales of products

We export motorcycles and electric vehicles to foreign wholesalers through certain export agents and sell to PRC domestic and overseas wholesalers. We recognize revenues on the sale of products, net of discounts and sales returns, when products are delivered to the export agents or wholesalers, which is when title and risks pass to the export agents or wholesalers. Furthermore, revenue is recognized when collectability of the resulting receivable is reasonably assured.

For both export and domestic motorcycle sales, we provide no product warranty, other than a right to return the product, typically within a period of one to three months. Historically, the amount of sales returns has been insignificant.

For both export and domestic electric vehicle sales, we provide customers with a general warranty period from three month to one year. A warranty provision is accrued at the time sales were made.

Revenue from motorcycle and electric vehicle sales represent the invoiced value of goods, net of value added taxes, or VAT. All of our products that are sold in the PRC are subject to a VAT at a rate of 17% of the invoice amount. VAT collected from customers in the PRC, net of VAT paid on the purchases of certain raw materials and equipment used in the production of finished products, is recorded as a liability in the consolidated balance sheet until it is paid to the tax authorities.

Interest income

Interest income is recognized on an accrual basis, taking into account the principal outstanding and the applicable effective interest rate.

Warranty cost

We provide electric vehicle customers a general warranty period from three months to one year. The estimated liability for product warranties is recorded when products are sold. These estimates are established based on the limited information to date. Management will monitor the operation and refine the estimates on a continuous basis. The timing of when warranty claims will arise and when the liabilities will be settled may vary. This is typically up to one year.

Research and development costs

Research and development costs are expensed as incurred.

Plant and equipment

Plants and equipment are recorded at cost. Depreciation is computed using the straight-line method, with 5% -10% residual value, over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Equipment and machinery	5-8 years
Vehicles and office equipment	5 years

Maintenance and repairs are charged directly to expenses as incurred. Major additions and betterment to plants and equipment are capitalized and depreciated over the remaining useful life of the assets.

Construction in progress

Construction in progress represents buildings, plant and machinery and other fixed assets under construction or installation, and is initially recognized on the balance sheet at cost less impairment losses, and is not depreciated. Cost comprises cost of purchase, construction and installation. Construction in progress is reclassified to the appropriate category of plant and equipment when the assets are ready for their intended use, at which time depreciation commences.

Land use rights

All land in the PRC is owned by the government. However, the government grants the user the rights to use the land. The land use rights are recorded at cost and amortized on a straight-line basis over 20 years which is the term of the operating license.

Impairment of long-lived assets

We periodically evaluate the carrying value of long-lived assets. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Losses on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review, we believe there were no impairments of our long-lived assets as of September 30, 2010, December 31, 2009 and 2008.

Fair value of financial instruments

The standard, “Disclosures about Fair Value of Financial Instruments”, defines financial instruments and requires fair value disclosures for those instruments. The standard, “Fair Value Measurements”, defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. We utilize market data or assumptions that We believe market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

We primarily apply the market approach for recurring fair value measurements and endeavours to utilize the best available information. Accordingly, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. We are able to classify fair value balances based on the observability of those inputs.

The three levels are defined as follow:

  Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

  Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

Comprehensive income

We have reported comprehensive income in the Statements of Income and Comprehensive Income, in accordance with the accounting standard, “Reporting Comprehensive Income.” Comprehensive income consists of net income and foreign currency translation gains and losses affecting stockholders’ equity that, under GAAP, are excluded from net income.

Accounting principles Adopted in 2009

In December 2007, the FASB issued new accounting guidance “Business Combinations” which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. It also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The adoption on January 1, 2009 of this standard did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued new accounting guidance, “Disclosures about Derivative Instruments and Hedging Activities”. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The adoption on January 1, 2009 of this standard did not have an impact on our consolidated financial position or results of operations.

In April 2008, the FASB issued new accounting guidance, “Determination of the Useful Life of Intangible Assets”.

This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under the previous guidance for Goodwill and Other Intangible Assets and the period of expected cash flows used to measure the fair value of the asset when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for some entity-specific factors. The adoption on January 1, 2009 of this standard did not have a material impact on our consolidated financial statements.

In September 2008, the FASB issued new accounting guidance, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. It addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method. This guidance establishes that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption on January 1, 2009 of this standard did not have an impact on our consolidated financial statements.

In April 2009, the FASB issued new accounting guidance “Recognition and Presentation of Other-Than-Temporary Impairments”, which provides operational guidance for determining other-than-temporary impairments for debt securities. This standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have an impact on our consolidated financial statements.

In April 2009, the FASB issued new accounting guidance, “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. It provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, it requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. Since the volume and level of activity for our assets or liabilities have not decreased and there are no transactions identified as not orderly, the adoption of this standard did not have an impact on our consolidated financial statements.

Accounting principles Adopted in 2010

In June 2009, the FASB issued FASB Accounting Standard Update, “Consolidations: Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities”. This standard eliminates certain scope exceptions previously permitted, provides additional guidance for determining whether an entity is a variable interest entity, and requires companies to more frequently reassess whether they must consolidate variable interest entities. The changes also replace the previously required quantitative approach to determining the primary beneficiary of a variable interest entity with a requirement for an enterprise to perform a qualitative analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The standard is effective for interim and annual reporting periods beginning after January 1, 2010. The adoption on January 1, 2010 of this standard did not have a material effect on our interim consolidated financial statements.

In January 2010, the FASB issued the guidance, “Improving Disclosures about Fair Value Measurements”. This guidance amends existing disclosure requirements about fair value measurement and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. This guidance became effective for us on January 1, 2010. The adoption of this ASU did not have a material impact on our interim consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, “Scope Exception Related to Embedded Credit Derivatives.” The provisions of ASU 2010-11 amend ASC Topic 815, “Derivatives and Hedging,” to provide clarification on the bifurcation scope exception for embedded credit derivative features. ASU 2010-11 is effective for interim and annual reporting periods beginning on July 1, 2010. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In September 2009, the FASB issued “Multiple-Deliverable Revenue Arrangements”. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact this guidance may have on the consolidated results of operations, financial position and cash flows.

In April 2010, the FASB issued the guidance “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The guidance clarifies that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

In July, 2010, the FASB issued the standard “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” which expands the disclosure requirements concerning the credit quality of an entity’s financing receivables and its allowance for credit losses. The standard is effective for interim and annual reporting periods beginning on or after December 15, 2010. We do not expect the adoption of this guidance will have a material impact on our consolidated financial statements.

CORPORATE STRUCTURE AND HISTORY

Our Corporate History

We were originally organized under the laws of the State of Nevada, on January 19, 2005, as Georgia International Mining Corporation, or GIMC. From our inception, we were engaged in various business endeavors, including mining. In 2009, we decided to redirect our business focus towards identifying and pursuing options regarding the development of a new business plan and direction.

From September 30, 2007 through to the date of our share exchange, discussed below, we were a designated shell company with minimal operations. On April 9, 2010, we changed our name to Jinhao Motor Company.

Share Exchange with Jinhao Power and Related Financing

On August 11, 2010, we completed a share exchange transaction with Jinhao Power, pursuant to which we acquired 100% of the issued and outstanding capital stock of Jinhao Power in exchange for 45,600,418 shares of our common stock, par value $0.001, which constituted 95% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the share exchange and after giving effect to a cancellation of 2,479,523 shares of our common stock by our former director and officer on the same day pursuant to a share purchase agreement.

Upon the closing of the share exchange on August 11, 2010, Mr. Ed Forister, our sole director and officer, resigned from all offices effective immediately and from his position as our director effective on August 23, 2010. On the same date, our board of directors increased its size from one to six members and appointed Mr. Chak Shing Tsoi, Mr. John Chen, Mr. Stewart Ballard, Dr. Brian Peacock, Mr. Rodger Spainhower, Sr. and Dr. John Shen, to fill the vacancies created by such increase and Mr. Forister’s resignation. Mr. Tsoi’s appointment became effective on August 11, 2010, and the remaining appointments became effective on August 23, 2010. In addition, our board of directors appointed Mr. Tsoi to serve as our Chief Executive Officer, Mr. John Shen to serve as our President, and Mr. Hai Ming Liu to serve as our Director of Finance and acting Chief Financial Officer, effective immediately at the closing of the share exchange. Mr. John Shen resigned as our President on November 14, 2010 for personal reasons, but he still remains a director. Mr. Tsoi was appointed as our Interim President effective on November 15, 2010. Mr. Hai Ming Liu resigned as Director of Finance and acting Chief Financial Officer effective on December 31, 2010 for personal reasons. We are in the process of identifying his successor.

As a result of the share exchange, we have assumed the business and operations of Jinhao Power and its subsidiaries.

For accounting purposes, the share exchange transaction with Jinhao Power was treated as a reverse acquisition, with Jinhao Power as the acquirer and Jinhao Motor Company as the acquired party. Unless the context suggests otherwise, when we refer in this prospectus to business and financial information for periods prior to the consummation of the share exchange, we are referring to the business and financial information of Jinhao Power.

Private Placement Transaction

On September 2, 2010, we completed a private placement pursuant to which we sold to 3 accredited investors 6,857,204 Units for an aggregate of $30,000,000 in gross proceeds. Each Unit consists of one share of our Series A Preferred Stock, each share of which is convertible into one share of our common stock, and a warrant for the purchase of 0.5 share of our common stock at an exercise price equal to $6.56244 per share. After the payment of certain fees and expenses in connection with the private placement, the net proceeds to us was approximately $25.6 million. Hudson acted as the placement agent in connection with the offering of the securities in the private placement. As compensation for its services, we issued to Hudson a warrant to purchase up to 514,290 shares of common stock exercisable at an exercise price of $4.50 per share for a period expiring at the latest to occur of: (1) 5 years following the closing of the private placement; (2) 5 years following the date when we become a publicly traded entity and (3) the expiration date of the warrants issued to the investors in the private placement. On September 2, 2010, Hudson transferred its warrant to purchase 182,287 shares to some of its affiliates. On the same date, we appointed Mr. Stanley Leung as an additional director, with immediate effect.

In connection with the private placement, we agreed to certain registration rights of the investors, or the Registration Rights Provisions. Under the Registration Rights Provisions, we agreed to file a registration statement on Form S-1 within 59 days after the closing of the private placement and have it declared effective within 150 days after its closing to register (i) 100% of the shares of our common stock underlying the Series A Preferred Stock; and (ii) 100% of the shares of our common stock underlying the warrants sold to the investors as well as the warrant initially issued to Hudson. In the event of a full review of the registration statement by the SEC, the deadline for effectiveness will be extended by 30 days.

If a registration statement covering the registration of the shares of common stock described above is not declared effective by the effectiveness deadline, we will be obligated to pay to each investor in the private placement, as liquidated damages, a cash payment equal to 1% of the aggregate Investment Amount with respect to such investor, for every 30-day period, calculated pro rata, until the registration statement has been filed or declared effective. The total cash payment made by us pursuant to such registration obligation will not exceed the greater of (i) 8% of the Investment Amount, and (ii) the amount of damages that such investor incurs as a result of such delay if the delay is attributable to the willful misconduct or intentional breach either by us or by Mr. Tsoi except that we will not be obligated to pay any such fee if we are unable to fulfill our registration obligations as a result of rules, regulations, positions or releases issued or actions taken by the SEC with respect to Rule 415 of the Securities Act, so long as we register at such time the maximum number of securities permissible by the SEC. The Registration Rights Provisions also give the investors customary piggyback registration rights.

History of Our Subsidiaries

Guangdong Jinhao was incorporated in 2003 to engage in the machinery production business by U-HARBOUR Co., Ltd., a Hong Kong company controlled by Mr. Tsoi. Mr. Tsoi established Jinhao HK in 2007. In 2005, Haoyan acquired 51% of the equity in Guangdong Jinhao. In July 2009, U-HARBOUR Co., Ltd. transferred all of its equity in Guangdong Jinhao to Jinhao HK and Haoyan transferred 26% of its equity in Guangdong Jinhao to Jinhao HK resulting in Jinhao HK owning 75% of the equity in Guangdong . In 2009, Jinhao HK established New Energy as its wholly-owned subsidiary and the onshore holding company in China. In 2010, Jinhao HK transferred 26% of the equity in Guangdong Jinhao back to Haoyan. Jinhao HK currently owns 49% of Guangdong Jinhao. Mr. Tsoi established Jinhao Power in early 2010 in anticipation of the reverse acquisition. Jinhao HK was reorganized in February 2010 whereby Jinhao Power became Jinhao HK’s sole shareholder. Jinhao HK controls 100% of Guangdong Jinhao, has a right to all its revenues and is responsible for all its expenses as a result of the Control Agreements.

Variable Interest Entity

On July 19, 2010, Guangdong Jinhao, our 49% owned subsidiary, entered into a series of Control Agreements with Haoyan, the 51% equity holder of Guangdong Jinhao and New Energy, pursuant to which Guangdong Jinhao became our variable interest entity. The Control Agreements are a common structure used to acquire PRC companies, particularly in certain industries where foreign investment is restricted or forbidden by the PRC government. The Control Agreements include the following arrangements:

a Shareholder’s Right Proxy and Operation Management Services Agreement, or the MSA, through which (a) Haoyan vested its control over Guangdong Jinhao to New Energy; and (b) New Energy has the right to (i) manage the business and operations of Guangdong Jinhao for Haoyan exclusively, (ii) nominate and replace Guangdong Jinhao directors, and (iii) collect and own 51% of before-tax profits as a management fee in consideration for its services under the MSA and bear the 51% of the operation risks and loss of Guangdong Jinhao accordingly;

a Shares Pledge Agreement under which Haoyan has pledged all of its shares, contribution and interests in Guangdong Jinhao to New Energy as a guarantee Haoyan’s performance of its obligations under the MSA; and

an Exclusive Option Agreement under which Haoyan and Guangdong Jinhao have granted to New Energy the irrevocable right and option to acquire all of Haoyan’s equity interests in Guangdong Jinhao for an exercise price to be determined by New Energy and Haoyan based on the circumstances.

As a result of the foregoing structure, we control 100% of Guangdong Jinhao, have a right to all its revenues and are responsible for all its expenses. The foregoing description of the terms of the MSA, the Share Pledge Agreement and the Exclusive Option Agreement is qualified in its entirety be reference to the provisions of the agreements filed hereto as Exhibit 10.4, 10.5, and 10.6.

Our Corporate Structure

The chart below presents our corporate structure:

JINHAO MOTOR COMPANY
100%
JINHAO POWER HOLDINGS LTD
100%
Offshore
JINHAO GROUP (H.K.) CO. LTD
China
100%
49%
Jinhao New Energy (Zhaoqing) Development Co Ltd
Zhaoqing Haoyan Industrial Co., Ltd.
51%
Control Arrangement
Guangdong Jinhao Motorcycle Co., Ltd.

All of our business operations are conducted through our wholly-owned Chinese subsidiary, New Energy, and our variable interest entity, Guangdong Jinhao.

Our principal executive office is located at Dawang Industrial Park, Hi- Tech Exploit Area, Zhaoqing City, Guangdong, 526238, PRC. The telephone number at our principal executive office is (+86) 758 362 5568.

OUR BUSINESS

Overview of Our Business

We are primarily engaged in the production and distribution of motorcycles and small engines to domestic and overseas markets. The domestic market accounts for approximately 22% of our revenues for the nine months ended September 30, 2010, with the overseas market, primarily Afghanistan, Pakistan, Bangladesh, Lebanon, Egypt, Libya, Angola, Kenya, Venezuela, and Republic of Dominica, accounting for the remaining 78% of revenues.

We intend to expand into the electric vehicle segment and we have launched our electric vehicle production line and delivered our first order in October 2009. Currently our production of electric vehicles is not yet on a commercial scale pending our being listed in the “National Vehicle Manufacturers and Product Announcement”. We invested over $26 million in R&D to develop electric vehicles, and have entered into exclusive patent license agreements for 2 patents to be used in the planned production of electric vehicles. We have signed a sales agency agreement with six distributors across China and overseas we have signed sales contracts with buyers from Spain, Finland, Italy,

Chile and Thailand. We are also focused on developing distribution channels with EU Countries and the United States.

Electric vehicles are propelled by an electric motor (or motors) powered by rechargeable battery packs. Electric motors have several advantages over internal combustion engines, or ICEs, including:

  Electric motors convert significantly more chemical energy from the batteries to power the wheels than ICEs;

  Electric motors emit fewer pollutants than ICEs;

  Electric motors provide quiet and smooth operation;

  Electricity is a domestic energy source so energy dependence can be reduced; and

  In addition, the electric vehicle industry is encouraged and subsidized by the Chinese government.

Our head office is located in Zhaoqing, Guangdong Province.

Our Industry

Motorcycles

The motorcycle industry is highly competitive both in China and abroad. Our motorcycles are sold to domestic and international markets, including markets in Southeast Asia, Africa, the Middle East, Central America and South America. For the nine months ended September 30, 2010, our export sales accounted for approximately 78% of total sales, while domestic sales accounted for approximately 22%.

We believe that rising standards of living in the developing world are making motorcycles a more affordable alternative to walking, bicycling and mass transit. Higher energy prices, along with a rebound in economic growth after the global recession that began in 2008, are also expected to contribute to motorcycle market gains in both developing and developed areas. We expect that some additional support will be provided by the introduction of new models equipped with sophisticated emissions control systems and increased sales of machines with more features, boosting motorcycle demand in general.

According to statistics and analysis of CAAM, in 2010, China motorcycle industry sales were approximately 26,592,000 units, an increase of 4.40% as compared with 2009, of which approximately 8,416,000 units were exported, an increase of 33.89% as compared with 2009. Overall, in the domestic market, the market focus is shifting from a consumer base in large and middle-sized cities to those in small-sized cities and rural areas.

The “Motorcycles Go to the Countryside” Program is a stimulus plan hosted by the various central governmental authorities in PRC. This program is an effort of the PRC government to fund the purchases by China’s rural residents of newer types of and more environmentally friendly three-wheel cars, minivans and motorcycles in order to boost the rural economy as well as the motorcycle industry. The stipend period for motorcycles is from February 1, 2009 through January 31, 2013. We anticipate that this program will increase the purchase power of rural residents for motorcycles and thus fuel the demand for our products. We have signed up with this program and committed to distribute motorcycles through our authorized distributors to purchasers in the countryside covered by the program.

Electric Vehicles

PRC implements a nationally administered market entry system on on-road automobiles and auto products where approved vehicle manufacturers are publicized through the “National Vehicle Manufacturers and Product Announcement” issued by the Ministry of Industry and Information Technology of the PRC, or MIIT, and National Quality Inspection General Bureau, or NQIGB. Under this system, investments to manufacture and sell on-road vehicles on a commercial scale are subject to the approvals of the provincial offices of MIIT. Companies engaged in vehicle projects are also required to retain certain registered capital, R&D capability, profitability track record and credit ratings.

In 2009, the PRC central ministries, including the Ministry of Treasury and the Ministry of Science and Technology, issued various measures to provide treasury funds to promote energy-efficient and new-energy vehicles to public transit companies and private purchasers in certain cities on a trial-and-error basis. Electric vehicle is listed as a key energy-efficient and new energy product to which such funding will be made available through consumer stipends. We anticipate that these stimulus plans will increase the purchase power of Chinese entities and consumers for electric vehicles and thus fuel the demand for our products.

Once we are listed on the National Vehicle Manufacturers and Product Announcement, we believe we will have access to the stimulus funds and thus benefit from the stimulus plans.

Our Growth Strategy

We intend to achieve growth in the motorcycle industry by pursuing the following strategies:

Motorcycles

We intend to capitalize on our strengths and emerging business opportunities to continue to expand our motorcycles’ market share:

  Focus on key markets. Africa continues to present strong growth opportunities, with increasing demand for our motorcycle products. In China, our main market is in rural areas, and we are actively participating in the “Motorcycles Go to the Countryside” Program. This is a stimulus plan to promote the motorcycle industry through government funding to consumers in the countryside. We expect to benefit from this program and capitalize on the increased demands for our products in the rural areas in China fueled by the government funding.

  Expand motorcycle product offerings. Our strategy is to develop new products, improve our proprietary technology, upgrade aesthetic styles, and enrich the variety of product offerings, to attract new customers and take the lead in occupying growing markets.

  Enhance technologies through continual innovation. We are currently in the process of developing a plan to increase our investment in the research and development of motorcycles in 2011. We anticipate that such plan will be focused on: (1) developing more advanced technologies to increase our productivity and efficiency in the manufacturing process and reduce the per unit cost of production; (2) developing and commercializing cost-effective and easily available substitute materials; (3) enhancing our product quality, reliability and features to satisfy stringent manufacturing requirements and to keep abreast of rapidly changing industry standards and evolving market trends.

  Cooperate with our partners to develop new motorcycle markets. We plan to strengthen cooperation with our existing distributors to deepen our understanding of our existing markets by sending more marketing staff to such markets to assist with our distributors’ after-sale services and to identify additional markets opportunities and also build relationships with new distributors for the development of new markets.

  Continue our yield improvements and refine our manufacturing process. We believe that cost-effectiveness will be critical to our future success in an increasingly price-sensitive market. We intend to achieve greater economies of scale by expanding our production capacity. We also plan to focus on enhancing our yields by reducing our defect ratio through worker training and raw material quality control, and through refining our semi-automated manufacturing process. We plan to increase our productivity and efficiency in the manufacturing process and reduce the per unit cost of production through the use of advanced technologies. We also plan to continue our development and commercialization of motorcycles that utilize cost-effective and easily available substitute materials for expensive raw materials.

Electric Vehicles

We believe we are well positioned to take advantage of the opportunities presented by growing market demand for electric vehicles. Our goal is to build on our existing strengths to become a global leader in the development and manufacturing of electric vehicles. We intend to achieve this objective by pursuing the following strategies:

  Expand electric vehicle production capacity. We are experiencing increasing demand for our products from our existing customer base, new customer opportunities and new industry segments. We have business opportunities that currently cannot be executed due to manufacturing capacity constraints. Our electric vehicles have been tested and we have built a 215,278 square feet production plant. The production and inspection lines in this plant are currently undergoing testing for technological upgrading and when complete, we expect to produce up to 10,000 units of electric vehicle annually to fulfill customer demand. We expect to have this plant up and running by the third quarter of 2011.

  Expand Electric Vehicle Product Offerings. We are continually developing new electric vehicle products. There are a number of applications in the domestic Chinese market and the export market, and we will make our electric vehicle suitable for these applications.

  Identify Synergistic Acquisition Targets. We intend to acquire suitable automobile production enterprises manufacturing both commercial and consumer class vehicles to enhance our brand name and exposure, and increase our production capacity. In November 2010, Guangdong Jinhao entered into an equity transfer agreement with the shareholders of Station Wagon to purchase a 60% equity interest in Station Wagon. We expect to close this acquisition in the first half of 2011. We anticipate that such an acquisition will give us an entry into the on-road vehicles segment and result in our being listed in the "National Vehicle Manufacturers and Product Announcement", which is required in order for us to manufacture on-road electric vehicles in the PRC on a commercial scale. In November 2010, Guangdong Jinhao entered into an equity transfer agreement with the shareholders of Station Wagon to purchase a 60% equity interest in Station Wagon.

Our Products

We develop and manufacture various types of motorcycles, including gasoline-powered motorcycles, which are used in a wide range of international markets. Our motorcycles can be classified into 21 different types based on their engine size. The 100cc, 125cc and 150cc engines are smaller in size and are commonly used in rural markets, while our 200cc and 250cc engine motorcycles are larger in size and are commonly used in urban markets. All models are single cylinder, with air-cooled engines and have a maximum speed ranging from 80km/h to 93km/h.

In 2006 we began research and development for electric vehicles. In 2008, we officially announced an electric vehicle production project, and in 2009 we established an electric vehicle manufacturing plant. We have developed and manufactured prototypes of two models of electric vehicles, a compact two-door and a mid-size four-door, which we expect to produce on a commercial scale for the city and highway environments once we are listed on the National Vehicle Manufacturers and Product Announcement .

We also manufacture off-road battery cars, such as sight-seeing, police patrol, and golf carts. All models are for short range/ low speed purposes with a maximum speed of approximately 50km/h, and use lead-acid batteries as an energy source. Since October 2009, we have delivered over 1,500 units of electric vehicles and battery cars, which we produced and sold on a non-commercial scale, to our customers both domestically and internationally. As we expand our production capacity and add new product lines in response to evolving market demands, we expect to derive an increasing portion of our revenues from our new product lines.

Manufacturing

Manufacturing motorcycles and electric vehicles is a technologically complicated and capital-intensive process requiring coordinated use of machinery and raw materials at various stages of manufacturing. The primary raw materials used in the production of motorcycles include engine units, wheels, oil tanks, plates and other hardware. The primary raw materials used in the production of electric vehicles include steering system units, electric control units, batteries and other raw materials.

We have adopted a semi-automated manufacturing process. We use high efficiency machinery to process key aspects of the manufacturing process to ensure high uniformity and precision, while leaving the non-key aspects of the manufacturing process to manual labor. We intend to further improve our production lines. Because we have easy access to an ample supply of low-cost skilled labor, we believe that our unique semi-automated manufacturing process will help us to achieve desired cost-efficiencies by substantially lowering our manufacturing cost without compromising our product quality and uniformity.

For the last few years, we have been expanding our manufacturing capacity to meet the growing market demand for electric vehicles and motorcycle products. As the increasingly intense competition in our industry has driven down the per unit profit margins of our products, we strive to continue investing heavily in our manufacturing infrastructure to further increase our manufacturing capacity, enabling us to lower the per unit cost of our products and thereby maintain our expected level of profitability as a whole.

Quality Assurance

We employ quality assurance procedures throughout all stages of the manufacturing process that are designed to ensure that our products meet quality levels. We have four levels of controls to monitor and maintain our product quality: design controls, process controls, material inflow controls and output controls. Our design controls are designed to ensure that there are no defects in the design and structure of our products. Our process controls consist of a point check system from the beginning through the end of our production process. Our material inflow controls are designed to ensure that we obtain our raw materials at a consistent level of quality. We have a quality control team in place; they are responsible for testing the overall end product, including but not limited to, functionality of the brakes, electricity and safety components. We also provide ongoing training to our employees which is designed to ensure effective application of our quality assurance procedures.

Our production of motorcycles and engines is compliant with the national standards of China’s Compulsory Product Certification Scheme.

The Chinese national standard for electric vehicles is not yet officially issued, so quality control is currently subject to the practice of each individual company. Until a standard is officially issued we have voluntarily adopted the recommended standards provided by the PRC Ministry of Industry and Information Technology.

Suppliers

We have built a comprehensive supply chain of materials and equipment. The primary raw materials used in manufacturing of electric vehicles and motorcycles include batteries, engine units and other items. Cost of these raw materials is a key factor in pricing our products. We believe that there is an ample domestic supply of most of the raw materials used for our products. We are seeking to identify alternative raw material suppliers to the extent there are viable alternatives and to expand our use of such suppliers. We have also restructured our operations in an effort to streamline corporate resources and improve internal efficiency, with a particular focus on manufacturing and sales. To ensure the quality of our suppliers, we use suppliers who have demonstrated quality control and reliability over time.

We aim to maintain multiple supply sources for each of our key raw materials to ensure that supply problems with any one supplier will not materially disrupt our operations. In addition, we strive to develop strategic relationships with new suppliers, such as providing funds to new suppliers to help them to customize their tooling for the parts they produce for our motorcycles and electric vehicles, to secure a stable supply of materials and introduce competition in our supply chain, thereby increasing our ability to negotiate a better pricing and reducing our exposure to possible price fluctuations.

We anticipate that our economies of scale will help us to purchase materials in large volumes, offering us leverage to secure better pricing, and to a lesser degree, increase the extent to which our suppliers rely on our purchase orders. We believe this relationship of mutual reliance will help us to reduce our exposure to possible price fluctuations.

For the nine months ended September 30, 2010, one supplier for our motorcycle division, Chongqing ChangTian Power Machinery Company Limited, Chongqing, China, accounted for approximately 19.2% of our raw materials expenses for such period.

Customers

We do not have contracts with the end users of our products. Our customers are our distributors, including export agents and domestic and overseas wholesalers. We sell our products through our distributors to end users in China and abroad. For our international sales, we sell our products to distributors, particularly within the target markets of the Middle East and Africa. The table below lists our customers accounting for at least 10% of our revenues for the nine months ended September 30, 2010.

Main Customers	% of Total Revenues
Hainan Maxfine Import and Export Trade Co.,Ltd	30.63%
Zhuhai Jianfeng Import Export Co., Ltd	29.70%
Gansu Chengxing Import Export Co., Ltd	11.95%

Sales and Marketing

We have built a sales and service networks in Asia, Africa, Europe, the Middle East, and Latin America, supplemented by our international distribution network where we generate a significant portion of our sales. Our international trade department is responsible for relationships with our international distributors and develop worldwide customers, and each of our sales staff is assigned in a designated area to manage such relationships. We offer different price incentives to encourage large-volume and long-term customers. Our sales staff work closely with our customers to understand their needs and provide feedback to us so that we can better address their needs and improve the quality and features of our products.

We engage in marketing activities such as attending industry-specific conferences and exhibitions to promote our products and brand name. We also advertise in industry journals and magazines and through the Internet. We believe these activities are conducive in promoting our products and brand name among key industry participants.

Research and Development

Since 2006, we have been researching and developing energy-saving and environmentally friendly electric vehicles. After two years of research and development, we officially announced an electric vehicle production project in May 2008. The plan is to produce electric vehicles in many different categories such as passenger cars, sight-seeing buses, and patrol cars. On July 3, 2008, we were approved by the Development and Reform Commission of Zhaoqing, Guangdong for the production and sale of off-road electric vehicles and the production of certain on-road electric vehicles only to be distributed to specific customers or overseas. In February, 2009, we established and completed a 215,278 square feet electric vehicle manufacturing plant. We had incurred approximately $14.1 million of research and development expenses in the fiscal year ended December 31, 2009 and approximately $ 10.9 million in 2008. Currently, since our electric vehicles have not yet been listed on the National Vehicle Manufacturers and Product Announcement, we are only able to sell off-road electric vehicles to customers and some on-road electric vehicles to specific customers or for export. Thus, our production of electric vehicles is not yet on a commercial scale.

Competition

With increased environmental concerns and the limited supply of oil, promotion of energy-saving vehicles has become one of China's basic national policies for the future development of the automobile industry. In the coming years, the Chinese government plans to devote substantial resources to research and encourage the development of energy-saving cars and decreasing energy consumption through a comparatively lower consumption tax on fuel-efficient vehicles. Based on these new domestic policies, we anticipate that the mini-sized casual vehicle market will continue to grow.

Although the Chinese government has not defined the national standards and safety guidelines for electric vehicles, the industry is already highly competitive, and we are subject to risks related to competition that may adversely affect our performance. The traditional car manufacturers have started to develop electric vehicles to take advantage of the emerging business opportunities in this segment. Because China is still lacking national unified standards for electric vehicles, barriers to entry are low as a majority of electric vehicle manufacturers are still operating relatively small-scale production for test-run purposes. Newcomers continue to join the market and invest heavily in research and development, creating the possibility of new technologies that could put pressure on our business model.

Because we face intense competition from other motorcycle and electric vehicle manufacturers, many of which have significantly greater name recognition and financial, technical, manufacturing, personnel and other resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share. Competition is typically based on price, design, quality, reliability, and performance.

Both in China and overseas, the electric vehicle markets are in their early stages. In China, we believe there are currently more than 10 manufacturers of electric vehicles. Overseas, we believe more than 15 car original equipment manufacturers have already entered the electric vehicles markets with at least one electric vehicle model.

We believe that our primary strength lies in our existing global sales distribution network from our motorcycle business which we plan to leverage and expand with our emerging electric vehicle business. We anticipate that we are also able to leverage our low-cost advantage to compete favorably with our competitors. Compared to foreign electric vehicle and motorcycle manufacturers, we are able to source our needs for skilled labor and raw materials locally and economically. We anticipate that our production capacity will help us negotiate lower purchase prices for materials. Furthermore, we anticipate that our access to the proprietary technologies and use of a combination of manual labor and automation at the key stages of the manufacturing process will help us to enhance our production efficiency, resulting in further cost reductions while complying with high-quality standards. As a result, our electric vehicles are expected to be priced lower than similar models produced by other vehicle manufacturers in the international market.

We anticipate that the following competitive strengths will help us to compete effectively in, and to capitalize on the growth of, the global motorcycle and electric vehicle markets:

  R&D capabilities. We have established a dedicated R&D team to improve and upgrade our products. Although we incurred no research and development expenses in the electric vehicle division in the nine months ending on September 30, 2010 because we commenced production and sale of our electric vehicles in the fourth quarter of 2009, we incurred research and development expenses of $14.1 million and $10.9 million in the fiscal years ended December 31, 2009 and December 31, 2008, respectively. We are currently in the process of developing a plan to increase our investment in the research and development of electric vehicles and motorcycles in 2011.

  China-based, low-cost manufacturing model. We conduct all of our manufacturing activities in Zhaoqing City, Guangdong and anticipate to expand our manufacturing activities to Zhangjiagang, Jiangsu, following the closing of the acquisition of Station Wagon. Our access to China's abundant supply of skilled and low-cost labor, as well as our ability to source raw materials, equipment, land and manufacturing facilities locally and economically, has considerably lowered our operating cost and expenses as a percentage of revenues.

  Optimal use of efficiency machinery in production process. We selectively use automation in our manufacturing process to obtain uniformity and precision in our products while maintaining our cost-competitive advantage. As a fully automated production line is very expensive, we tailor our semi-automated solution based on stages of the manufacturing process and product attributes. We use efficiency machinery in key stages of the manufacturing process while using manual labor for other stages to take advantage of the availability of low-cost, skilled labor in China. We believe this considerably reduces our capital expenditure requirements.

  A management team with related operational record. Mr. Chak Shing Tsoi, our Chairman and Chief Executive Officer, has over 20 years of experience and expertise in the PRC motor vehicle industry. Mr. Tsoi also has over 17 years of management experience and over 30 years of international trade experience.

Intellectual Property

We rely on a combination of patents, trade secrets, and employee non-disclosure and confidentiality agreements to protect our intellectual property rights.

We own all of the trademarks for the logos

,,,,,and

We have also entered into the following exclusive technologies license agreements:

Description	Licensor	Term

Permanent magnetism brushless direct current electric motor	Lin Xiangzhong	From July 23, 2010 to the earliest of (1) patent expiration, (2) patent termination before expiration, or (3) licensee bankruptcy, liquidation or dismissal

Permanent magnetism brushless four-quadrant direct current electric motor	Lin Xiangzhong	From July 23, 2010 to the earliest of (1) patent expiration, (2) patent termination before expiration, or (3) licensee bankruptcy, liquidation or dismissal

Both licenses above are royalty-free.

Employees

As of September 30, 2010, we employed a total of 444 employees, all of whom are full-time. The following table sets forth the number of our employees by function.

Function	No. Employees
General Management	2
Human Resource & Administration	16
Sales	4
International Trade	4
Finance	10
Production and Research and Development	404
Quality Control	4
Total	444

We maintain a satisfactory working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union.

Our employees in China participate in a state pension plan organized by Chinese municipal and provincial governments. We are required to make monthly contributions to the plan for each employee at the rate of 20% of his or her average monthly salary. In addition, we are required by Chinese law to cover employees in China with various types of social insurance. We believe that we are in material compliance with the relevant PRC laws.

Environmental Compliance

As we conduct our manufacturing activities in China, we are subject to the requirements of PRC environmental laws and regulations on air emission, waste water discharge, solid waste and noise. We aim to comply with environmental laws and regulations. The local environmental protection authority issued the “Pollutant Discharge Permit” and requested that a company conduct an annual audit of its compliance with the national standards. We are not subject to any admonitions, penalties, investigations or inquiries imposed by the environmental regulators, nor are we subject to any claims or legal proceedings to which we are named as defendant for violation of any environmental law or regulation. Our annual costs in connection with complying with the PRC environmental laws have not been material. We do not have any reasonable basis to believe that there is any threatened claim, action or legal proceedings against us that would have a material adverse effect on our business, financial condition or results of operations.

PRC Government Regulations

Permits

PRC implements a nationally administered market entry system for on-road automobiles and auto products. Approved vehicle manufacturers are publicized through the “National Vehicle Manufacturers and Product Announcement” issued by MIIT and NQIGB. Investments to manufacture and sell on-road vehicles on a commercial scale are subject to the approval of the provincial offices of MIIT. In addition, companies engaged in vehicle projects are required to have certain registered capital, R&D capability, profitability track record and credit ratings.

Off-road electric vehicles currently manufactured by us may fall into the definition of “Special Equipment” as defined in the Special Equipment Safety Supervision Regulation promulgated by the State Council of PRC. As manufacturer of such vehicles, we may be required to obtain a production permit for “Special Equipment” for such business.

Environmental Regulations

The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution.

Intellectual Property Protection in China

The licensors of our exclusive patent license agreements rely on PRC’s patent laws and regulations for the protection of their patents. We rely on the PRC Contract Law and regulations regarding licensing of patents to implement and protect our rights derived from such agreements. The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to most of the world's major intellectual property conventions, including:

  Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

  Paris Convention for the Protection of Industrial Property (March 19, 1985);

  Patent Cooperation Treaty (January 1, 1994); and

  The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985. Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001 and 2003, respectively.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

Taxation

On March 16, 2007, the National People's Congress of China passed the EIT Law, and on November 28, 2007, the State Council of China passed its implementing rules, which took effect on January 1, 2008. Before the implementation of the EIT Law, foreign invested enterprises, or FIEs, established in the PRC, unless granted preferential tax treatments by the PRC government, were generally subject to an earned income tax, or EIT, rate of 33.0%, which included a 30.0% state income tax and a 3.0% local income tax. The EIT Law and its implementing rules impose a unified EIT of 25.0% on all domestic-invested enterprises and FIEs, unless they qualify under certain limited exceptions. Despite these changes, the EIT Law gives FIEs established before March 16, 2007, or Old FIEs, a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatments. During this five-year grandfather period, the Old FIEs which enjoyed tax rates lower than 25% under the original EIT law will be subject to gradually increased EIT rates over a 5-year period until their tax rate reaches 25%. In addition, the Old FIEs that are eligible for other preferential tax treatments by the PRC government under the original EIT law are allowed to continue enjoying their preference until these preferential treatment periods expire. The discontinuation of any such special or preferential tax treatment or other incentives would have an adverse effect on any organization's business, fiscal condition and current operations in China.

In addition to the changes to the current tax structure, under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a resident enterprise and will normally be subject to an EIT of 25% on its global income. The implementing rules define the term “de facto management bodies” as “an establishment that exercises, in substance, overall management and control over the production, business, personnel, accounting, etc., of a Chinese enterprise.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our organization's global income will be subject to PRC income tax of 25%. For detailed discussion of PRC tax issues related to resident enterprise status, see our disclosure under “Risk Factors – Risks Related to Our Business – Under the Enterprise Income Tax Law, we may be classified as a ‘resident enterprise' of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”

In addition, the EIT Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises' shareholder has a tax treaty with China that provides for a different withholding arrangement. New Energy and Guangdong Jinhao are considered FIEs and are directly held by our subsidiary in Hong Kong. According to a 2006 tax treaty between the Mainland and Hong Kong, dividends payable by an FIE in China to the company in Hong Kong who directly holds at least 25% of the equity interests in the FIE will be subject to a no more than 5% withholding tax. We expect that such 5% withholding tax will apply to dividends paid to Jinhao HK by Guangdong Jinhao and New Energy, but this treatment will depend on our status as a non-resident enterprise.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to some or all of the refund of VAT that it has already paid or borne.

Foreign Currency Exchange

Under the PRC foreign currency exchange regulations applicable to us, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC SAFE. FIEs may only convert foreign currencies and RMB and remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by FIEs outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

Dividend Distributions

Under applicable PRC regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a FIE in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Business Segments

Prior to 2009, the electric vehicle business was in a development stage and generated a limited amount of revenue. Management reviewed aggregated financial information relating to both the electric vehicle and motorcycle businesses and determined that, since sales of electric vehicles occurred later in 2009, the electric vehicle business should be viewed in 2009 as a new reportable segment.

Our Property

All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

We currently have a right to use the land in an area of approximately 1,384,464 square feet of space, comprised of manufacturing facilities, warehousing and packaging facilities, dormitory space, dining halls and administrative offices. Such space includes approximately 829,811 square feet of unfinished buildings on which construction was suspended. Such buildings are located on the land covered by the Land Use Rights Grant Certificates No. W047/1202070000509, No.W045/1202070000507 and No. W044/1202070000506, respectively. Our manufacturing facilities have good access to ground, air and water transportation. Our motorcycle production facility was built in 2005 and the current electric vehicle production facility was completed in 2010. The production facilities were built commensurate with industrial standards in China. Guangzhou City, Guangdong Province is one major manufacturing base of China’s motorcycle and vehicle parts. Our production facilities are approximately 60 kilometers away from Guangzhou. Thus, we have convenient access to the supply of parts for our products. We believe that our property is adequately insured commensurate with the industrial customs in China.

We have land use rights granted pursuant to the following Land Use Rights Grant Certificates:

Certificate Number	Locality	Area (square	Date of	Expiration
		feet)	Issuance	Date
Zhao Guo Yong 2005 No. W047/1202070000509(1)	Hi-tech District, Zhaoqing City	280,216.8	June 27, 2005	July 21, 2053
Zhao Guo Yong 2005 No. W046/1202070000508(1)	Hi-tech District, Zhaoqing City	366,909.4	June 27, 2005	July 21, 2053
Zhao Guo Yong 2005 No.W045/1202070000507(1)	Hi-tech District, Zhaoqing City	182,814.2	June 27, 2005	July 21, 2053
Zhao Guo Yong 2005 No. W044/1202070000506	Hi-tech District, Zhaoqing City	366,780.2	June 27, 2005	July 21, 2053
Zhao Guo Yong 2005 No. W043/1202070000505	Hi-tech District, Zhaoqing City	187,722.5	June 27, 2005	July 21, 2053

(1) All land and the construction on it have been mortgaged to Rural Credit Cooperative of Sihui Dawang Credit Association, Guangdong Province for the loan(s) for a mortgage term from April 1, 2009 to April 1, 2014 with a maximum revolving credit facility of approximately US2.69 million (RMB 18 million). The due date of the loan and the expiry date of the line of credit are April 1, 2012.

We also own the following facilities pursuant to the following Real Property Ownership Certificates:

Certificate Number	Locality	Area (square feet)	Date of Issuance
Yue Fang Di Zheng Zi No. C 3823659	Dawang District, Zhaoqing City	24,800.0	September 8, 2005
Yue Fang Di Zheng Zi No. C 3823661	Dawang District, Zhaoqing City	158,444.7	September 8, 2005
Yue Fang Di Zheng Zi No. C 3367593	Dawang District, Zhaoqing City	52,743.1	July 20, 2005
Yue Fang Di Zheng Zi No. C 2205257	Dawang District, Zhaoqing City	52,743.1	May 31, 2004
Yue Fang Di Zheng Zi No. C 6890704	Hi-tech District, Zhaoqing City	49,944.5	February 20, 2009
Yue Fang Di Zheng Zi No. C 6890703	Hi-tech District, Zhaoqing City	49,944.5	February 20, 2009

In addition to the above certificated real properties, Guangdong Jinhao has completed the construction of a 49,729 square feet plant and another 72,333 square feet facility for our frame workshop. We are in the process of applying for property ownership certificates for such facilities. The Construction Project Planning Permits expired on the construction of our finished products warehouse, dormitory and office building. We suspended construction of such buildings in 2005 and 2006, respectively, and have not applied for the renewal of the construction permits. We are in the process of developing a cost estimate for the completion of these buildings and evaluating when it would be economically viable to re-commence the construction of these buildings. We also entered into a contract with a vendor to construct office buildings and plants in 2008. This project has not been completed, with an estimated future costs of approximately $558,000 for completion. We expect that this project will be completed by the end of 2011.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

MANAGEMENT

Directors and Executive Officers

The following sets forth information about our directors and executive officers as of the date of this prospectus:

Name	Age	Position
Chak Shing Tsoi	57	Chief Executive Officer, President, Secretary and Director
Daobin Li	48	Controller
John Shen	50	Director
John Chen	38	Director
Stewart Ballard	57	Director
Brian Peacock	72	Director
Rodger Spainhower Sr.	66	Director
Stanley Leung	47	Director

Mr. Chak Shing Tsoi. Mr. Tsoi has served as our Chief Executive Officer and as a director since August 11, 2010. Mr. Tsoi served as our Interim President and Secretary since November 15, 2010. Mr. Tsoi has served as the director and Chairman of Guangdong Jinhao since March 2003, and as Chairman and director of Jinhao Power and Jinhao HK since their incorporation. Mr. Tsoi holds a bachelor’s degree in Commerce and Foreign Trade from Zhongshan University, in Guangzhou, China. Our board of directors has concluded that Mr. Tsoi should serve on the board of directors based on his deep knowledge of our company gained from his positions as our founder and Chief Executive Officer, as well as his experience in the motorcycle industry.

Mr. Daobin Li. Mr. Daobin Li has served as our Controller since January 2011. Mr. Li served as the Financial Manager of Guangdong Jinhao since February 2006. Prior to joining Guangdong Jinhao, from 2002 to 2005, Mr Li served as Financial Manager of Liming Office Furniture, an office supply company in Foshan, Guangdong Province in China. Mr. Li holds a Bachelor’s degree in Finance from Zhongnan University of Economics and Law.

Dr. John Shen. Dr. John Shen has served as our President between August 11, 2010 and November 14, 2010 and as a director since August 23, 2010. Dr. Shen also serves as Chairman and CEO of Palcan Energy Corporation, a publicly listed company on the Toronto Venture Exchange, since April 2001. Dr. Shen holds a Master’s Degree in Chemical Engineering from Shanghai Research Institute of Chemical Engineering and a Ph.D. in Chemical Engineering from Laval University in Quebec. Our board of directors has concluded that Mr. Shen should serve on the board of directors based on his management experience and his particular familiarity with technology companies.

Mr. John Chen. Mr. Chen has served as a director since August 23, 2010. Mr. Chen has also served, since May 2004, as the Chief Financial Officer and Director of General Steel Holdings Inc. Prior to that, Mr. Chen served from August 1997 to July 2003, as a Senior Accountant with Moore Stephens Wurth Frazer and Torbet, LLP, in Los Angeles, California. Mr. Chen holds a Bachelor of Science Degree from Norman Bethune University of Medical Science in Jiling province, China, and a Bachelor of Science Degree from California State Polytechnic University. He has been a licensed CPA since 2002. Mr. John Chen is also a director of General Steel Holdings Inc. Our board of directors has concluded that Mr. Chen should serve on the board of directors based on his experience in working in, and serving as a director of, an entrepreneurial company and his accounting expertise.

Mr. Stewart J. Ballard. Mr. Ballard has served as a director since August 23, 2010. Mr. Ballard has also served since June 2009, as an independent consultant to certain principals of Sindicatum Carbon Capital, a producer of clean energy and environmental commodities, and served from July 2008 to June 2009, as its Business Development Director in Asia. Prior to that, Mr. Ballard served in several positions with the U.S. & Foreign Commercial Services, U.S. Department of Commerce, including as Chief Commercial Consul with the U.S. Consulate General in Hong Kong from 2004 to 2008. Mr. Ballard holds a Bachelor’s Degree in Political Science from the University of California, Berkley, a Master’s Degree from Johns Hopkins University School of Advanced International Studies and a Juris Doctorate from Tulane University. Our board of directors has concluded that Mr. Ballard should serve on the board of directors based on his consulting experience working with enterprises and organizations.

Dr. Brian Peacock. Dr. Peacock has served as a director since August 23, 2010. Dr. Peacock has also served since 2009, as an Ergonomics and Systems Consultant, with BPErgonomics (BPE) Pte. Ltd. and as an Adjunct Professor with SIM University in Singapore. Prior to that, Dr. Peacock served from 2005 to 2009 as a Professor in the Department of Safety Science for Embry Riddle Aeronautical University, and from 2000 to 2004 as a Discipline Coordinating Scientist for Space Human Factors Engineering for the National Space Biomedical Research Institute in conjunction with the Baylor College of Medicine and NASA. Dr. Peacock has held several management positions with General Motors Ergonomics and Human Factors Organization, as well as academic positions with the University of Oklahoma, Dalhousie University in Canada, Monash University in Australia, and the University of Hong Kong. Dr. Peacock holds PhD, PE, and CPE Degrees and is a Fellow of the Ergonomics Society (UK) and the Human Factors and Ergonomics Society (USA). Our board of directors has concluded that Mr. Peacock should serve on the board of directors based on his management experience and his knowledge about the industry.

Mr. Rodger Spainhower Sr. Mr. Spainhower has served as a director since August 23, 2010. Mr. Spainhower has also served, since 1984, as President and CEO of Highland Business Services. Mr. Spainhower has also designed and implemented one of the first online data services for the real estate industry in Arizona and has designed, developed and implemented the first database management online title search system in Colorado Springs, Colorado. Mr. Spainhower also serves as a member on the board of directors for Telava Networks and Highland Business Services. Mr. Spainhower holds a Business Psychology Degree from Phoenix College, Arizona. Our board of directors has concluded that Mr. Spainhower should serve on the board of directors based on his financial management experience.

Mr. Stanley Leung. Mr. Leung has served as a director since September 2, 2010. Mr. Leung has over 25 years of management experience in financial institutions. Mr. Leung has served since March 2007 as a Senior Vice President in DBS Private Equity and is responsible for its investment activities in the Greater China region, including identification, evaluation, negotiation, execution and monitoring of investment projects. Prior to that Mr. Leung served, from May 1995 to September 2006, as a director with CVC Asia Pacific, where he was the key transactor for leveraged buy-outs in China and South East Asia, with special responsibility for identifying potential investment targets, structuring and executing acquisitions, monitoring investee companies and supervising and advising management on financial and marketing strategies; and from August 1994 to May 1995 as an Investment Banker with Citigroup, where he managed several corporate transactions. Mr. Leung’s prior experience also includes regulating the listing of companies on the Listing Division of the Hong Kong Stock Exchange and as an auditor with Ernst & Young, where he was responsible for auditing private and listed companies; Mr. Leung holds a Master of Commerce degree from the University of New South Wales in Australia is a fellow of the Australian Society of Certified Practicing Accountants. Our board of directors has concluded that Mr. Leung should serve on the board of directors based on his experience working in, and serving as a director of, the investment funds and companies in Asia and his knowledge about the industry.

Our directors will hold office until his successor is elected and qualified. Our directors’ initial term of service is 2 years, commencing August 11, 2010.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The board of directors has identified particular qualifications, attributes, skills and experience that are important to be represented on the board of directors as a whole, in light of our current needs and business priorities. We design, develop, manufacture and sell motorcycles and electric vehicles. Therefore, the board of directors believes that a diversity of professional experiences in the electric vehicle industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the board of directors. In addition, the market in which we compete is characterized by rapid technological change, evolving industry standards, introductions of new products, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by developing and introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through a focus on research and development.

Board Composition and Committees

Our board of directors is composed of seven members, six of whom are "independent" directors, as that term is defined in the applicable listing rules of NASDAQ.

All actions of the board of directors require the approval of a majority of the directors in attendance at a meeting at which a quorum is present. Our directors have a duty of to act in good faith with a view to our interests. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Incorporation. Board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present. During fiscal year 2009, our board of directors consisted only one director and there was no board meeting.

Our board of directors approved the establishment of a Nominating and Corporate Governance Committee on July 23, 2010 and Mr. Ed Forister was appointed as the sole member of our Nominating and Corporate Governance Committee. However, since Mr. Forister’s resignation as a director on August 23, 2010, our board of directors has not appointed any members to the Nominating and Corporate Governance Committee. On September 6, 2010, our board of directors established the Audit Committee, the Compensation/Remuneration Committee, and the Acquisition Committee.

Family Relationships

There is no family relationship among any of our officers or directors.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Transactions with Related Persons, Promoters and Certain Control Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

EXECUTIVE COMPENSATION

Summary Compensation

There was no non-cash compensation awarded to, earned by or paid to our named executive officers for services rendered during the years ended December 31, 2009 or 2008. We paid approximately $8,000, $20,000 and $13,333 to Mr. Daobin Li, Mr. Hai Ming Liu and Mr. John Shen, respectively, for services rendered during the nine months ended September 30, 2010. We paid approximately $50,000 and $177,000 to Mr. Tsoi for services rendered during the years ended December 31, 2009 and 2008, respectively. We paid approximately $11,000 and $8,000 to Mr. Li for services rendered during the years ended December 31, 2009 and 2008, respectively. There was no cash or non-cash compensation paid to our past sole director and officers prior to our reverse acquisition transaction.

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

							Non-
				Stock	Option	Nonequity	qualified	All Other
		Salary	Bonus	Awards	Awards	incentive	deferred	Compensation	Total
Name and Principal	Year	($)	($)	($)	($)	plan	compensation	($)	($)
Position						compensation	earnings (S)
						(S)

Chak Shing Tsoi	2009	50,000	0	0	0	0	0	0	50,000
Chief Executive Officer	2008	177,000	0	0	0	0	0	0	177,000

Hai Ming Liu	2009	0	0	0	0	0	0	0	0
former Director of Finance and former acting Chief Financial Officer(1)	2008	0	0	0	0	0	0	0	0

John Shen	2009	0	0	0	0	0	0	0	0
former President (2)	2008	0	0	0	0	0	0	0	0

Daobin Li	2009	11,000	0	0	0	0	0	0	11,000
Controller (3)	2008	8,000	0	0	0	0	0	0	8,000

(1) Mr. Hai Ming Liu served as our Director of Finance and acting Chief Financial Officer since August 2010 and resigned his position effective on December 31, 2010.

(2) Mr. Shen served as our President since August 2010 and resigned his position effective November 14, 2010.

(3) Mr. Li served as our Controller since January 2011. Prior to that, Mr. Li served as the Financial Manager of Guangdong Jinhao since February 2006.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of each class of our voting securities as of January 31, 2011 (i) by each person who is known by us to beneficially own more than 5% of our voting securities; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Jinhao Motor Company, Dawang Industrial Park, Hi-Tech Exploit Area, Zhaoqing City, Guangdong 526238, PRC.

		Shares beneficially owned (1)
		Common Stock(2)		Series A Preferred Stock(3)
Name and Address of Beneficial Owner	Office, If Any	Shares	% of Class	Shares	% of
Directors and Officers
Chak Shing Tsoi (4)	CEO; Interim President; Secretary and Director	45,600,418	95.0%	0	*
John Shen	Director	0	*	0	*
John Chen	Director	0	*	0	*
Stewart Ballard	Director	0	*	0	*
Brian Peacock	Director	0	*	0	*
Rodger Spainhower Sr.	Director	0	*	0	*
Stanley Leung	Director	0	*	0	*
All officers and directors as a group (7 persons named above)		45,600,418	95.0%	0	*
5% Security Holders
DBS Nominees (Private) Limited (5)		6,514,344	11.95%	4,342,896	63.3%

* Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our common stock. For each beneficial owner above, any options exercisable within 60 days have been deemed outstanding for purposes of calculating the ownership of that beneficial owner. We did not deem these shares outstanding, however, for purposes of computing the percentage ownership of any other persons.

(2)

Based on 48,000,436 shares of common stock issued and outstanding as of January 31, 2011 except with respect to DBS Nominees (Private) Limited, Islamic Bank of Asia and Profit Tone Global Investments, based on the sum of 48,000,436 shares of common stock issued and outstanding as of January 31, 2011 and their respective amounts of shares of Series A Preferred Stock and warrants, which are deemed outstanding shares of common stock.

(3)

Based on 6,857,204 shares of Series A Preferred Stock issued and outstanding as of January 31, 2011. Each share of Series A Preferred Stock is convertible into one share of common stock (subject to customary adjustments for stock splits, combinations, or equity dividends on our common stock). Holders of Series A Preferred Stock vote with the holders of common stock on all matters on an “as converted” basis. See “Description of Securities to be Registered – Preferred Stock” below for more information regarding our Series A Preferred Stock.

(4)

On September 2, 2010, Mr. Tsoi entered into a Pledge Agreement with the investors in our private placement, whereby he pledged an aggregate of 5,485,764 shares of common stock as security for certain uncertainties related to our PRC taxation.

(5)

Includes 4,342,896 shares convertible from the Series A Preferred Stock and 2,171,448 shares underlying a warrant to purchase shares of common stock. According to a Schedule 13D dated on September 2, 2010, jointly filed by DBS Group Holdings Ltd, or DBS Group, DBS Bank Ltd, or DBS Bank and DBS Nominees (Private) Limited, or DBS, DBS is a wholly-owned subsidiary of DBS Bank, which, in turn, is a wholly-owned subsidiary of DBS Group. DBS Group is a listed company on the Singapore Exchange. Of the outstanding stock capital in DBS Group, Temasek Holdings PRI, or Temasek, holds about 27.65% and all the other stockholders hold less than 5%. As a result, each of DBS Bank, DBS Group and Temasek may be deemed to be a beneficial owner of the shares held of record by DBS.

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

The following includes a summary of transactions since the beginning of the 2009 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

On August 11, 2010, we entered into and closed the Share Exchange Agreement with Jinhao Power, its sole shareholder, Mr. Chak Shing Tsoi, and Mr. Mark Hague, our major stockholder, pursuant to which we acquired 100% of the issued and outstanding capital stock of Jinhao Power in exchange for 45,600,418 shares of our common stock, which constituted 95% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement and after giving effect to the Share Purchase Agreement described below.

As a condition precedent to the consummation of the Share Exchange Agreement, on August 11, 2010, we entered into the Share Purchase Agreement with Mr. Mark Hague, our controlling stockholder, whereby Mr. Hague agreed to the cancellation of 2,479,523 shares of our common stock owned by him as well as $152,193 debt owed to him, in exchange for all of the shares of our subsidiary, EG Gold Mines, Inc. Upon the closing of the Share Purchase Agreement with Mr. Hague, EG Gold Mines, Inc was no longer our subsidiary.

On July 19, 2010, prior to the consummation of the Share Exchange Agreement, Guangdong Jinhao, our 49% minority-owned subsidiary, entered into a series of Control Agreements with Haoyan, the 51% equity holder of Guangdong Jinhao and New Energy, our wholly-owned PRC subsidiary, pursuant to which Guangdong Jinhao became our variable interest entity. The Control Agreements are a common structure used to acquire PRC companies, particularly in certain industries where foreign investment is restricted or forbidden by the PRC government. The Control Agreements include the following arrangements:

  The MSA, through which (a) Haoyan vested its control over Guangdong Jinhao to New Energy; and (b) New Energy has the right to manage the business and operations of Guangdong Jinhao for Haoyan exclusively, nominate and replace the Guangdong Jinhao directors, and collect and own 51% of before-tax profits as a management fee in consideration for its services under the MSA and bear the 51% of the operation risks and losses of Guangdong Jinhao accordingly;

  The Shares Pledge Agreement under which Haoyan has pledged all of its shares, contribution and interests in Guangdong Jinhao to New Energy as a guarantee of Haoyan’s performance of its obligations under the MSA; and

  The Exclusive Option Agreement under which Haoyan and Guangdong Jinhao have granted to New Energy the irrevocable right and option to acquire all of Haoyan’s equity interests in Guangdong Jinhao for an exercise price to be set forth in future agreements.

As a result of the foregoing structure, we control 100% of Guangdong Jinhao, have a right to all its revenues and are responsible for all its expenses. Mr. Chak Shing Tsoi, our Chief Executive Officer and Director and our controlling stockholder, also serves as Chairman and Director of Guangdong Jinhao, Jinhao Power, Jinhao HK and New Energy.

On September 2, 2010, we completed a private placement transaction with a group of accredited investors, pursuant to which we issued to the investors 6,857,204 Units, for an aggregate purchase price of $30,000,000. Each Unit consists of one share of Series A Preferred Stock, at a purchase price of $4.37496 per share, and one warrant to purchase 0.5 share of our common stock, at an exercise price of $6.56244 per share. On the same date, we appointed Mr. Stanley Leung as a director. Hudson acted as the placement agent. As compensation for its services, we issued to Hudson a warrant to purchase up to 514,290 shares of common stock. On September 2, 2010, Hudson transferred its warrant to purchase 182,287 shares to some of its affiliates.

In connection with the closing of the private placement, we and Mr. Chak Shing Tsoi, our controlling stockholder, entered into the Investors’ Rights Agreement with the investors, pursuant to which we agreed to certain Make Good Provisions, in the event that we do not meet a certain after tax net profits threshold for each of fiscal years 2010, 2011 and 2012. Pursuant to the Make Good Provisions, we agreed to reimburse the investors in cash for any of the fiscal years of 2010, 2011 and 2012 where there is an after tax net profit shortage. The compensation for each such fiscal year is calculated as follows, respectively, and will be allocable among the investors pro rata to the investors’ respective Investment Amount:

  2010 Cash Compensation = Investment Amount x ($35,000,000 – actual 2010 After Tax Net Profit)/$35,000,000;

  2011 Cash Compensation = Investment Amount x ($48,000,000 – actual 2011 After Tax Net Profit)/$48,000,000;

  2012 Cash Compensation = Investment Amount x ($68,000,000 – actual 2012 After Tax Net Profit)/$68,000,000.

We agreed not to enter into certain equity issuance transactions and certain other transactions without the approval of the Series A Preferred Stock.

As of September 30, 2010, Company advanced an aggregate amount of US$401,000 to Mr. Chak Shing Tsoi. Such advance was not compensatory, but was to cover the business-related expenses that Mr. Tsoi may incur on behalf of the company. It is not interest-bearing and has no fixed term of repayment.

We have an operating line of credit from the China Merchandise Bank with  maximum available credit of approximately $4.93 million. The amount withdrawn from the line of credit is due in six months from the date of withdrawal. The line of credit will expire on March 24, 2011 and is guaranteed by Zhaoqing Haoyan Industrial Co. Ltd. and Mr. Tsoi.

In connection with the private placement, New Energy, Guangdong Jinhao and Mr. Tsoi agreed to provide a guaranty to the investors on our timely payment of the dividends and the redemption price payable to the investors pursuant to the Certificate of Designation, and our obligations under the Make Good Provisions. If we default in any such payment when due, the foregoing guarantors would be liable for such payment.

In addition, in connection with the closing of the private placement, Mr. Tsoi entered into a Pledge Agreement with the investors in the private placement, pursuant to which Mr. Tsoi agreed to pledge his shares of common stock in an aggregate amount equal to 5,485,764 shares, to the investors in guaranteeing our obligations related to the payment of tax liabilities in connection with our operations in China.

We currently do not have any policies or procedures in connection with the review, approval or ratification of transactions with related persons.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

As discussed in more details under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments”, in November, 2010, we dismissed MSCM as our independent registered public accounting firm and appointed PwC Hong Kong as our independent auditor. PwC Hong Kong accepted our engagement in December, 2010.

MSCM was retained as of August 11, 2010 as the Company's independent registered public accounting firm to provide reports on the financial statements of Jinhao Power, for the years ended December 31, 2009 and 2008, and to perform interim review of the financial statements of the Company. The financial statements of Jinhao Power are now the historical financial statements of the Company as a result of the reverse acquisition which was completed on August 11, 2010. MSCM’s reports on the financial statements of Jinhao Power for the fiscal years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the years ended December 31, 2009 and 2008 through November 11, 2010, the date of MSCM’s dismissal, there were (1) no disagreements with MSCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of MSCM, would have caused MSCM to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

We furnished MSCM with a copy of this disclosure on November 16, 2010, providing MSCM with the opportunity to furnish us with a letter addressed to the SEC stating whether it agrees with the statement made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. A copy of the letter from MSCM, dated December 3, 2010 is included as Exhibit 16.1 hereto and incorporated herein by reference.

SELLING STOCKHOLDERS

This prospectus relates to the resale by the selling stockholders named below, from time to time, of an aggregate of 6,857,204 shares of our common stock issuable upon the conversion of the Series A Preferred Stock issued to the selling stockholders in the private placement described below, 3,428,601 shares issuable upon exercise of three-year warrants to purchase shares of our common stock at an exercise price of $6.56244 per share and 514,290 shares issuable upon exercise a warrant to purchase shares of our common stock at an exercise price of $4.50 per share. None of the selling stockholders is our affiliate except that Mr. Stanley Leung, a director, is a representative of DBS Nominees (Private) Limited, a holder of our Series A Preferred Stock, and each of the selling stockholders has represented to us in writing in substance that it acquired the securities or will acquire the underlying securities for its own account, and without a view towards, or for resale in connection with, the public sale or distribution thereof, irrespective of whether or not such sale would be registered or exempted under the Securities Act.

On September 2, 2010, we completed a private placement transaction with a group of accredited investors. Pursuant to the Subscription Agreement with the investors, we issued to the investors an aggregate of 6,857,204 Units, for an aggregate purchase price of $30,000,000. Each unit consists of one share of Series A Preferred Stock, at a purchase price of $4.37496 per share, and one warrant to purchase 0.5 share of our common stock, at an exercise price of $6.56244 per share. The warrants have a term of 3 years, bear an exercise price of $6.56244 per share, as adjusted from time to time pursuant to anti-dilution and other customary provisions, and are exercisable by investors at any time after the closing date. Assuming that the warrants issued in the transaction are exercised, the securities issued represented approximately 17.65% of our issued and outstanding capital stock as of and immediately after closing date.

As a condition to the closing of the private placement, on September 2, 2010, we entered into an Investors’ Rights Agreement with the investors, pursuant to which we are obligated to register the securities issued in the private placement within a pre-defined period under the Registration Rights Provisions.

In connection with the closing of the private placement, Mr. Tsoi, our controlling stockholder, entered into a Pledge Agreement with the investors in the private placement, pursuant to which Mr. Tsoi agreed to pledge his shares of common stock in an aggregate amount equal to 5,485,764 shares, to the investors in guaranty our obligations in the payment of tax liabilities in connection with our operations in China.

Hudson acted as the placement agent in connection with the sale of the shares, pursuant to an agreement between us and Hudson. Under the terms of the agreement, we agreed to retain Hudson as our exclusive private placement agent to assist us in connection with the private placement and to provide merger and acquisition advisory services with respect to share exchange with Jinhao Power. At the closing of the private placement, on September 2, 2010, we paid Hudson a cash fee of $1,425,000 which represented 4.75% of the gross proceeds, plus $30,000 for reimbursement accountable expenses including $10,000 of legal expenses. We also issued a warrant to Hudson for the purchase of an aggregate of 514,290 shares of our common stock, exercisable at an exercise price of $4.50 per share for a period expiring at the latest to occur of: (1) 5 years following the closing of private placement; (2) 5 years following the date when we become a publicly traded entity and (3) the expiration date of the warrant issued to the investors in the private placement. On September 2, 2010, Hudson transferred its warrant to purchase 182,287 shares to some of its affiliates.

The following table sets forth certain information regarding the selling stockholders and the shares offered by them in this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a selling stockholder and the percentage of ownership of that selling stockholder, shares of common stock underlying shares of convertible preferred stock or warrants held by that selling stockholder that are convertible or exercisable, as the case may be, within 60 days of January 31, 2011 are included. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

Except for Mr. Stanley Leung, our director, who is a representative of DBS Nominees (Private) Limited, a holder of our Series A Preferred Stock, none of the selling stockholders has held a position as an officer or director in the Companies, nor has any selling stockholder had any material relationship of any kind with us or any of our affiliates. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. In addition, none of the selling stockholders has any family relationships with our officers, directors or controlling stockholders. Furthermore, except as set forth in the notes to the selling stockholder table below, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. For additional information, refer to “Security Ownership of Certain Beneficial Owners and Management” above. Other than with respect to the letter agreement between us and Hudson, and the private placement, no relationships or arrangements have existed in the past three years or are to be performed in the future between us and any of the selling stockholders or any of their affiliates, or any person with whom any selling stockholder has a contractual relationship (or any predecessors of those persons) in connection with the sale of the stock.

The term “selling stockholders” also includes any transferees, pledges, donees, or other successors in interest to the selling stockholders named in the table below. To our knowledge, subject to applicable community property laws and except as specified otherwise in the footnotes below, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

We will not receive any of the proceeds from the sale of any shares by the selling stockholders. We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares being offered and sold by the selling stockholders, including the SEC registration fee and legal, accounting, printing and other expenses of this offering.

Name	Beneficial Ownership Before the Offering	Common Stock Included in Prospectus	Beneficial Ownership After the Offering (1)	Percentage of Common Stock Owned After Offering (2)
DBS Nominees (Private) Limited(3)	6,514,344	6,514,344	0	*
The Islamic Bank of Asia Limited (4)	1,714,300	1,714,300	0	*
Profit Tone Global Investments Limited(5)	2,057,161	2,057,161	0	*
Hudson Securities, Inc. (6)	332,003	332,003	0	*
Frank J. Drazka (6)	36,000	36,000	0	*
Richard J. Price (6)	99,981	99,981	0	*
Qian Lu (6)	8,000	8,000	0	*
Yuchen Jin(6)	8,000	8,000	0	*
Myer R. Strauss (6)	30,306	30,306	0	*

* means less than 1%.

(1)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise specified below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)	As of January 31, 2011, a total of 58,800,531 shares of our common stock are considered to be outstanding, assuming full conversion of the Series A Preferred Stock and full exercise of the warrants.

(3)	Includes 4,342,896 shares convertible from Series A Preferred Stock and 2,171,448 shares underlying a warrant to purchase shares of our common stock. According to a Schedule 13D jointly filed on September 2, 2010 by DBS Group, DBS Bank and DBS, DBS Group, DBS Bank and DBS may be deemed to have voting and dispositive power with respect to DBS’ shares issuable upon the conversion of Series A Preferred Stock or the exercise of the warrant. In DBS, all the voting and dispositive decisions with regard to its shares are made by its Investment Committee, comprised of Mr. Kok Cheng Chua, Mr. Piyush Gupta, Ms. Jeanette Wong, Mr. Hong Tuck Kun, Mr. Eric Ang Teik Lim and Mr. Melvin Teo, through voting by the committee members.

(4)	Includes 1,142,867 shares convertible from Series A Preferred Stock and 571,433 shares underlying a warrant to purchase shares of our common stock. DBS Bank owns 50% of the outstanding shares plus one share in The Islamic Bank of Asia Limited, or IBA. DBS Bank is a wholly-owned subsidiary of DBS Group. Thus, DBS Group, DBS Bank and IBA may be deemed to have voting and dispositive power with respect to IBA’s shares issuable upon the conversion of Series A Preferred Stock or the exercise of the warrant. In IBA, all the voting and dispositive decisions with regard to its shares are made by its Investment Committee, comprised of Mr. Khalid Abdulla Al-Bassam, Mr. Eric Ang Teik Lim and Mr. Tan Jeh Wuan, through voting by the committee members.

(5)

Includes 1,371,441 shares convertible from Series A Preferred Stock and 685,720 shares underlying a warrant to purchase shares of our common stock. Mr. Hao Liu, a citizen of PRC, exercises voting and dispositive control over the shares held by Profit Tone Global Investments Limited.

(6)	Includes all the shares underlying certain warrants to purchase shares of our common stock, initially issued to Hudson Securities, Inc. in consideration for its services as placement agent in the private placement. Hudson Securities, Inc. is a registered broker dealer firm. All of the securities of Hudson Securities, Inc. are owned by Hudson Holding Corporation, a publicly traded company which filed reports with the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended. As a result of its ownership of Hudson Securities, Inc., the securities owned by Hudson Securities, Inc. may be voted or disposed of by Hudson Holding Corporation. Voting and dispositive decisions with regard to the shares held by Hudson are made by the board of directors of Hudson Holding Corporation, comprised of Mr. Keith R. Knox, Mr. John W. Mascone, Mr. Kenneth D. Pasternak, Mr. Anthony M. Sanfilippo, Mr. John C. Shaw, Jr. and Mr. Peter J. Zugschwert.

Prior to the private placement, approximately 48,000,436 shares of our common stock were held by persons other than the selling stockholders and their affiliates and our affiliates.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Capital Stock

We are authorized to issue up to 200,000,000 shares of common stock, par value $0.001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. The holders of the preferred stock have preemptive rights to purchase shares in any future issuance of our common stock pursuant to the private placement terms.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future except that the holders of the Series A Preferred Stock are entitled to an annual dividend at the rate of 7% of the original issuance price of the Series A Preferred Stock. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating subsidiary in the PRC, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to the holders of common stock after payment of all creditors.

To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to the common stock with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of us. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control.

There are 6,857,204 shares of Series A Preferred Stock, currently issued and outstanding. The Certificate of Designation for the Series A Preferred Stock filed with the Secretary of State of the State of Nevada on August 16, 2010 provides that:

  the Series A Preferred Stock shall rank senior to the common stock in regards to our liquidation, dissolution and winding up of our affairs;

  the holders of the Series A Preferred Stock are entitled to receive cumulative dividends on each share of Series A Preferred Stock, payable semi-annually in cash, at an annual rate of 7%;

  each share of Series A Preferred Stock is convertible, at the option of the holder, into one share of our common stock;

  each share of Series A Preferred Stock will automatically convert into shares of our common stock, in the event of the sale by us of shares of the common stock in a registered public offering on a qualified trading market in which we sell shares based on a post-money valuation of no less than US$400,000,000, or in the event that our market capitalization becomes and continues, for at least 20 consecutive trading days on a qualified trading market, to be at least US$400,000,000 and the average daily trading volume during each of such 20 days exceeds 100,000 shares. The conversion price is also subject to adjustments for stock splits, dividends, recapitalizations and in connection with dilutive stock issuances;

  upon an event of default or the first anniversary of the issuance date of the Series A Preferred Stock, any holder of the Series A Preferred Stock may require us to redeem all of the outstanding shares of Series A Preferred Stock held by such holder at an amount equal to the original issue price of the Series A Preferred Stock plus an interest accrued daily at the rate of 15% per share plus all accrued dividends unpaid thereon; in the event that we fail to complete a qualified IPO after recommendation in favor of a qualified IPO by any investment bank and a financial adviser engaged by us, the interest rate is 25%; and

  Except with respect certain transactions set forth in the Certificate of Designation, the holders of Series A Preferred Stock will vote together with the holders of common stock on all matters and not as a separate class, and each share of Series A Preferred Stock shall have a number of votes equal to the number of shares of common stock then issuable upon conversion.

Warrants

On September 2, 2010, we issued to the investors in the private placement warrants to purchase an aggregate of 3,428,601 shares of our common stock which are exercisable by the holders at $6.56244 per share for a period of 3 years. The warrants are also subject to adjustments for stock splits, dividends, recapitalizations, and in connection with dilutive stock issuances.

In connection with the private placement, we also issued to Hudson a warrant for the purchase of an aggregate of 514,290 shares of our common stock, exercisable at an exercise price of $4.50 per share for a period expiring at the latest to occur of: (1) 5 years following the closing of private placement; (2) 5 years following the date when we become a publicly traded entity and (3) the expiration date of the warrant issued to the investors in the private placement. On September 2, 2010, Hudson transferred warrants to purchase 182,287 shares to some of its affiliates.

As of January 31, 2011, there were 3,942,891 shares of common stock underlying warrants outstanding held by 9 holders.

Registration Rights

As a condition to the closing of the private placement, on September 2, 2010, we entered into an Investors’ Rights Agreement with the investors, pursuant to which we are subject to the Registration Rights Provisions. Under the terms of the Registration Rights Provisions, we are obligated to file a registration statement covering the resale of the securities and any other shares of common stock issuable to the investors under the transaction documents within 59 days after the closing of the private placement and have it declared effective within 150 days after the closing of the private placement. In the event of a full review of the registration statement by the SEC, the deadline for effectiveness will be extended by 30 days.

If a registration statement covering the registration of the shares of common stock described above is not declared effective by the foregoing effectiveness deadline, then we are obligated to pay to each of the investors a liquidated damages fee equal to 1% of such investor’s investment amount for each month of delay in the effectiveness of the registration statement up to the greater of (i) 8% of such investor’s investment amount, and (ii) the amount of damages that such investor incurs as a result of such delay if the delay is attributable to the willful misconduct or intentional breach of either us or Mr. Tsoi, except that we will not be obligated to pay any such fee if we are unable to fulfill our registration obligations as a result of rules, regulations, positions or releases issued or actions taken by the SEC with respect to Rule 415 of the Securities Act, so long as we register at such time the maximum number of securities permissible by the SEC. The Registration Rights Provisions also give the investors customary piggyback registration rights. Hudson received the same registration rights as the investors in the private placement with respect to the common stock underlying its warrant.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our amended and restated articles of incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of us or changing our board of directors and management. According to our bylaws and articles of incorporation, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of us by replacing our board of directors.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a “resident domestic corporation,” from engaging in various “combination” transactions with any “interested stockholder” unless certain conditions are met or the corporation has elected to not be subject to these provisions.

A “combination” is generally defined to include (a) a merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or affiliate or associate of the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, by the resident domestic corporation or any subsidiary of the resident domestic corporation to or with the interested stockholder or affiliate or associate of the interested stockholder having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the resident domestic corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the resident domestic corporation, or (iii) 10% or more of the earning power or net income of the resident domestic corporation; (c) the issuance or transfer in one transaction or series of transactions of shares of the resident domestic corporation or any subsidiary of the resident domestic corporation having an aggregate market value equal to 5% or more of the resident domestic corporation to the interested stockholder or affiliate or associate of the interested stockholder; and (d) certain other transactions with an interested stockholder or affiliate or associate of the interested stockholder.

An “interested stockholder” is generally defined as a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation's voting stock. An “affiliate” of the interested stockholder is any person that directly or indirectly through one or more intermediaries is controlled by or is under common control with the interested stockholder. An “associate” of an interested stockholder is any (a) corporation or organization of which the interested stockholder is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of voting shares of such corporation or organization; (b) trust or other estate in which the interested stockholder has a substantial beneficial interest or as to which the interested stockholder serves as trustee or in a similar fiduciary capacity; or (c) relative or spouse of the interested stockholder, or any relative of the spouse of the interested stockholder, who has the same home as the interested stockholder.

If applicable, the prohibition is for a period of three years after the date of the transaction in which the person became an interested stockholder, unless such transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; and extends beyond the expiration of the three-year period, unless (a) the transaction was approved by the board of directors prior to the person becoming an interested stockholder; (b) the transaction is approved by the affirmative vote of a majority of the voting power held by disinterested stockholders at a meeting called for that purpose no earlier than three years after the date the person first became an interested stockholder; or (c) if the consideration to be paid to all stockholders other than the interested stockholder is, generally, at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus compounded interest and less dividends paid, (ii) the market value per share of common shares on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus compounded interest and less dividends paid, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, plus accrued dividends, if not included in the liquidation value. With respect to (i) and (ii) above, the interest is compounded at the rate for one-year United States Treasury obligations from time to time in effect.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We will become subject to the Nevada business combination statute when we have 200 or more stockholders of record, unless our Articles of Incorporation are amended before such time to opt out of these provisions.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada, unless the corporation has elected to not be subject to these provisions.

The control share statute prohibits an acquirer of shares of an issuing corporation, under certain circumstances, from voting its shares of a target corporation's stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: (a) one-fifth or more but less than one-third, (b) one-third but less than a majority, and (c) a majority or more, of the outstanding voting power. Generally, once a person acquires shares in excess of any of the thresholds, those shares and those shares acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters' rights.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws to not be bound by these provisions, provided that the opt-out election be in place on the 10th day following the date an acquiring person has acquired a controlling interest. Our Bylaws currently provide that we have elected not to be governed by the control share provisions.

SHARES ELIGIBLE FOR FUTURE SALE

As of January 31, 2011, we had outstanding 48,000,436 shares of common stock.

Shares Covered by this Prospectus

All of the 6,857,204 shares of common stock underlying the Series A preferred stock and 3,942,891 shares of common stock underlying warrants being registered in this offering may be sold without restriction under the Securities Act, so long as the registration statement of this prospectus is, and remains, effective.

Rule 144

General

Under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale, (ii) we are subject to the Exchange Act reporting requirements for at least 90 days before the sale and (iii) if the sale occurs prior to satisfaction of a one-year holding period, we provide current information at the time of sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

  1% of the total number of securities of the same class then outstanding, which will equal approximately 588,005 shares immediately after this offering; or

  the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

However, since our shares are quoted on the OTC Bulletin Board, which is not an “automated quotation system,” our stockholders will not be able to rely on the market-based volume limitation described in the second bullet above. If, in the future, our securities are listed on an exchange or quoted on NASDAQ, then our stockholders would be able to rely on the market-based volume limitation. Unless and until our stock is so listed or quoted, our stockholders can only rely on the percentage based volume limitation described in the first bullet above.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Historically, the SEC staff has taken the position that Rule 144 is not available for the resale of securities initially issued by companies that are, or previously were, blank check companies, like us. The SEC has codified and expanded this position in the amendments discussed above by prohibiting the use of Rule 144 for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company. The SEC has provided an important exception to this prohibition, however, if the following conditions are met:

  the issuer of the securities that was formerly a shell company has ceased to be a shell company;

  the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

  the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

  at least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company.

As a result, it is likely that pursuant to Rule 144 our stockholders, who were our stockholders prior to the reverse acquisition, will be able to sell the their shares of our common stock from and after August 12, 2011 (the one year anniversary of our filing of current comprehensive disclosure following our reverse acquisition of Jinhao Power) without registration. More than 30 holders of our outstanding common stock were investors who had acquired shares prior to the consummation of our reverse acquisition transaction.

Pledge Agreement

In connection with the closing of the private placement, Mr. Tsoi, our controlling stockholder, entered into a Pledge Agreement with the investors in the private placement, pursuant to which Mr. Tsoi agreed to pledge his shares of our common stock in an aggregate amount equal to 5,485,764 shares, to the investors in guaranty our obligations in the payment of tax liabilities in connection with our operations in China.

PLAN OF DISTRIBUTION

The selling stockholders may, subject to certain limits set forth in the Certificate of Designation, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders will sell our shares at prevailing market prices or at privately negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  sales pursuant to Rule 144;

  a combination of any such methods of sale; and

  any other means permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any underwriters, agents or broker-dealers, and any selling stockholders who are affiliates of broker-dealers, that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We know of no existing arrangements between any of the selling stockholders and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares, nor can we presently estimate the amount, if any, of such compensation. See “Selling Stockholders” for description of any material relationship that a stockholder has with us and the description of such relationship.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to pay certain fees and expenses incurred by us incident to the registration of the shares. Such fees and expenses are estimated to be $238,908. None of such fees or expenses are payable to Hudson or its associated persons. We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) the second anniversary of such effective date, or (2) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

No FINRA member participating in the distribution of securities under this prospectus shall be entitled to receive compensation, as determined in accordance with FINRA Rule 5110, in excess of 8%.

In addition, securities acquired by Hudson and its affiliates and associated persons within 180 days of the required filing date of the registration statement of which this prospectus forms a part ( as determined by FINRA Rule 5110) shall be subject to the lock up restriction as set forth in FINRA Rule 5110 (g)(1). Pursuant to FINRA Rule 5110 (g)(1), all warrants (and underlying shares) acquired by Hudson and its affiliated persons and associated persons which are deemed underwriting compensation may not be sold, transferred, assigned, pledged, or hypothecated or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effectiveness or commencement of sales of the public offering, except as provided in paragraph (g)(2) of FINRA Rule 5110 (g). This lockup applies to the warrants and underlying shares issued to Hudson Securities (and its assignees) as described in the next paragraph.

Hudson acted as the placement agent in connection with the sale of the shares, pursuant to an agreement between us and Hudson. Under the terms of the agreement, we agreed to retain Hudson as its exclusive private placement agent to assist us in connection with the private placement and to provide merger and acquisition advisory services with respect to share exchange with Jinhao Power. At the closing of the private placement, on September 2, 2010, we paid Hudson a cash fee of $1,425,000 which represented 4.75% of the gross proceeds, plus $30,000 for reimbursement accountable expenses including $10,000 of legal expenses. We also issued a warrant to Hudson for the purchase of an aggregate of 514,290 shares of our common stock, exercisable at an exercise price of $4.50 per share for a period expiring at the latest to occur of: (1) 5 years following the closing of private placement; (2) 5 years following the date when we become a publicly traded entity and (3) the expiration date of the warrant issued to the investors in the private placement. The warrants issued to Hudson are identical to the warrants issued to investors in the private placement. In accordance with FINRA Rule 5110(f)(2)(H), the warrants held by Hudson and its associated persons shall not be exercisable for a period in excess of 5 years from the effective date of the registration statement of which this prospectus forms a part.

On September 2, 2010, Hudson transferred warrants to purchase 182,287 shares to some of its affiliates, all of whom were associated persons of Hudson and are noted as such in the selling stockholder table appearing at Page 68. These individuals are Frank Drazka, Richard Price, Oian Lu, Yuchen Jin and Myer Strauss. No payments were made by Hudson or these individuals in connections with the transfer of the warrants.

In addition, pursuant to the terms of the engagement agreement between us and Hudson, dated as of November 16, 2009, we granted to Hudson a right of first refusal to act as exclusive agent on our behalf in all future investment banking transactions, including debt and equity placements and public offerings, during a term expiring in 1 year on September 2, 2011.

LEGAL MATTERS

The validity of the issuance of the securities being offered by this prospectus will be passed upon for us by Lewis and Roca, LLP, Las Vegas, Nevada.

EXPERTS

Jinhao Power’s audited consolidated financial statements as of December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009 included in this prospectus and elsewhere and in the registration statement have been so included in reliance upon the reports of MSCM LLP, our former independent auditor, appearing in this registration statement, and its authority as expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC's website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INDEX TO JINHAO MOTOR COMPANY
CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Unaudited Interim Condensed Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2010 and 2009
Unaudited Interim Condensed Consolidated Balance Sheets	F-2 - F-3
Unaudited Interim Condensed Consolidated Statements of Income and Comprehensive Income	F-4
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7
Audited Consolidated Financial Statements, December 31, 2009 and 2008
Report of Independent Registered Public Accounting Firm	F-19
Consolidated Balance Sheets	F-20
Consolidate Statements of Income and Comprehensive Income	F-21
Consolidated Statements of Stockholder’s Equity	F-22
Consolidated Statements of Cash Flows	F-23
Notes to Consolidated Financial Statements	F-24

JINHAO MOTOR COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	September 30,	December 31,
	2010	2009
	(Unaudited)
Assets
Current assets
Cash	$34,227	$9,032
Short-term investments	-	1,465
Trade receivables, net of allowance for doubtful accounts of $Nil as at September 30, 2010 and December 31, 2009	23,160	5,780
Prepayments, deposits and other receivables (note 2)	1,781	322
Inventories (note 3)	14,407	1,168
Due from related parties (note 7)	401	47
Deferred tax assets – current	17	17
	73,993	17,831
Prepayments, deposits and other receivables (note 2)	1,687	921
Plant and equipment, net (note4)	44,982	41,161
Construction in progress (note 5)	46,738	53,280
Land use rights, net (note 6)	835	861
Deferred income tax assets	6,102	5,981
Total assets	$174,337	$120,035
Liabilities
Current liabilities
Bank loans (note 8)	$7,470	$12,453
Trade payables	4,098	4,743
Customer deposits	291	387
Income taxes payable	4,959	816
Other payables and accrued liabilities	2,775	2,603
Preferred stock dividends payable	175	-
Warranty liability	54	17
Warrants liability (note 9)	10,155	-
Deferred tax liabilities-current	55	54
	30,032	21,073
Bank loans long-term portion (note 8)	2,391	2,344
Total liabilities	32,423	23,417

Commitments and contingencies (note 12)

JINHAO MOTOR COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	September 30,	December 31,
	2010	2009
	(Unaudited)

Redeemable convertible preferred stock
Series A cumulative redeemable convertible preferred shares, $0.001 per share par value, 6,857,204 shares authorized and outstanding as at September 30, 2010 ( 2009 –Nil), liquidation preference value of $30,550 $Nil as of September 30, 2010 and 2009, respectively (note 9)	$22,198	$-

Stockholders’ equity
Common stock: $0.001 par value, 200,000,000 shares authorized (2009 – 70,000,000), 48,000,436 shares issued and outstanding as at September 30, 2010 and December 31, 2009;	48	48
Additional paid in capital	56,618	56,328
Statutory reserves	6,195	6,195
Retained earnings	44,197	23,807
Accumulated other comprehensive income – foreign currency translation adjustment	12,658	10,240
Total stockholders’ equity	119,716	96,618
Total liabilities and stockholders’ equity	$174,337	$120,035

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINHAO MOTOR COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue (note 10)	$69,959	$56,583	$173,334	$135,576
Cost of revenue	51,922	42,848	131,230	107,116
Gross profit	18,037	13,735	42,104	28,460
Selling expenses	(3,308)	(4,554)	(8,490)	(7,734)
Research and development expenses	-	(877)	-	(14,099)
General and administrative expenses	(975)	(312)	(1,649)	(687)
Operating income	13,754	7,992	31,965	5,940
Change in fair value of warrants	126	-	126	-
Other income	6	-	6	-
Interest income	7	1	13	8
Finance costs	(209)	(217)	(655)	(516)
Income before income tax	13,684	7,776	31,455	5,432
Income tax (expense) recovery	(1,806)	(765)	(4,059)	956
Net income	11,878	7,011	27,396	6,388
Redeemable convertible preferred stock:
Deemed dividend from beneficial conversion feature	(6,031)	-	(6,031)	-
Accretion expense on preferred shares	(800)	-	(800)	-
Dividends on preferred shares	(175)	-	(175)	-
Net income attributable to common stock	$4,872	$7,011	$20,390	$6,388

Other comprehensive income:
Foreign currency translation adjustment	1,686	52	2,418	(38)
Comprehensive income	$13,564	$7,063	$29,814	$6,350

Comprehensive income available to common stock	$6,558	$7,063	$22,808	$6,350

Earnings per common share:
Basic and diluted	$0.09	$0.13	$0.37	$0.12
Weighted average number of common shares outstanding:
Basic and diluted	54,857,640	54,857,640	54,857,640	54,857,640

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINHAO MOTOR COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR NUMBER OF SHARES)

						Accumulated
			Additional	Statutory		Other	Total
			Paid in	Reserves	Retained	Comprehensive	Stockholders’
	Common stock		Capital	Fund	Earnings	Income (Loss)	Equity
	Shares	Amount

Balance, December 31, 2009	48,000,436	$48	$56,328	$6,195	$23,807	$10,240	$96,618

Effect of reverse merger	-	-	4	-	-	-	4

Offering costs related to the private placement	-	-	(4,066)	-	-	-	(4,066)

Offering costs related to placement agent warrant		-	(1,679)	-	-	-	(1,679)

Beneficial conversion feature of redeemable convertible preferred stock at inception	-	-	6,031	-	-	-	6,031

Deemed dividend from beneficial conversion feature of redeemable convertible preferred stock	-	-	-	-	(6,031)	-	(6,031)

Accretion of preferred shares to redemption value	-	-	-	-	(800)	-	(800)

Dividends on preferred shares	-	-	-	-	(175)	-	(175)

Net income	-	-	-	-	27,396	-	27,396

Other comprehensive income – foreign currency translation adjustments	-	-	-	-	-	2,418	2,418

Balance, September 30, 2010	48,000,436	$48	$56,618	$6,195	$44,197	$12,658	$119,716

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINHAO MOTOR COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Nine months ended September 30,
	2010	2009
Cash flow from operating activities:
Net income for the period	$27,396	$6,388
Items not affecting cash:
Depreciation and amortization	4,598	2,743
Deferred tax provision	-	(3,264)
Warranty cost	35	-
Change in fair value of warrants	(126)	-
Changes in non-cash working capital items:
Trade receivables	(17,022)	20,696
Prepayments, deposits, and other receivables	(2,167)	1,662
Inventories	(12,965)	9,813
Due from related parties	(500)	645
Income taxes payable	4,059	2,309
Trade payables	(721)	982
Customer deposits	(101)	(554)
Due to related parties	143	(146)
Other payables and accrued liabilities	120	2,431
	2,749	43,705
Cash flow from investing activities:
Purchase of plant and equipment and construction in progress	-	(49,542)
Cash acquired from reverse merger	5	-
Short-term investments	1,465	-
	1,470	(49,542)
Cash flow from financing activities:
Proceeds from private placement, net	25,934	-
Proceeds from bank loans	6,595	14,637
Repayment of bank loans	(11,757)	(7,465)
	20,772	7,172
Increase in cash and cash equivalents	24,991	1,335
Effect of foreign currency translation	204	2
Cash, beginning of period	9,032	1,846
Cash, end of period	$34,227	$3,183

Supplemental Cash Flow Information

Interest paid during the nine month period ended September 30, 2010 was $655 (2009 – $516). Total tax paid during the nine months period ended September 30, 2010 was $Nil (September 30, 2009 – $Nil). Non-cash investing activities for the nine months ended September 30, 2010 included transfer of $7,472 (2009 - $Nil) from construction in progress to plant and equipment. Non-cash financing activities for the nine month period ended September 30, 2010 included the issuance to our placement agent of warrant valued at $1,679 (2009 -$ Nil).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

1.	Organization and Basis of Presentation

Jinhao Motor Company (the "Company") was incorporated under the laws of the State of Nevada on January 19, 2005, under the name Georgia International Mining Corporation.

On April 9, 2010, the Company changed its name to Jinhao Motor Company. On August 11, 2010, the Company completed a share exchange transaction with Jinhao Power Holdings Limited ("Jinhao Power"), pursuant to which the Company acquired 100% of the issued and outstanding capital stock of Jinhao Power in exchange for 45,600,418 shares of the Company's Common Stock par value $0.001 (the "Share Exchange"), which constituted 95% of the Company’s issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the Share Exchange and after giving effect to a cancellation of 2,479,523 shares of the Company’s Common Stock by the former sole director and officer of the Company on the same day pursuant to a share purchase agreement. After the Share Exchange, the Company had 48,000,436 shares of common stock outstanding.

The Share Exchange has been accounted for as a reverse acquisition and recapitalization of the Company whereby the Company (the legal acquirer) is considered the accounting acquiree and Jinhao Power (the legal acquiree) is considered the accounting acquirer. As a result of this transaction, the Company is deemed to be a continuation of the business of Jinhao Power. Accordingly, the accompanying interim condensed consolidated financial statements are those of the accounting acquirer (Jinhao Power). The historical stockholders’ equity of the accounting acquirer prior to the share exchange has been retroactively restated as if the Share Exchange occurred as of the beginning of the first period presented.

Jinhao Power was incorporated as a holding company on January 27, 2010, by its sole shareholder, Mr. Chak Shing Tsoi (the "Shareholder"). Its registered office is located at 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands ("BVI"). Jinhao Power, through its subsidiaries and variable interest entity ("VIE") for which Jinhao Power is the primary beneficiary, is engaged in the manufacturing motorcycles and electric cars in the People's Republic of China ("PRC"). Guangdong Jinhao Motorcycle Co., Ltd ("Guangdong Jinhao") was incorporated on March 24, 2003 and was 75% owned by the Shareholder through Jinhao Group (H.K.) Co., Ltd. (formerly, Jinhao Motorcycle Company Limited) ("Jinhao HK"), which is 100% owned by the Shareholder. Zhaoqing Haoyan Industrial Co., Ltd. ("Haoyan") is the legal owner of the remaining 25% interest of Guangdong Jinhao and is controlled by the Shareholder.

Jinhao New Energy (Zhaoqing) Development Co., Ltd. ("New Energy") was incorporated by Jinhao HK, a holding company, on July 30, 2009 and has been a subsidiary of Jinhao HK since inception.

Reorganization

On February 8, 2010, the Shareholder transferred all of his shares in Jinhao HK into Jinhao Power for no consideration.

On July 19, 2010, to be in compliance with the regulations of the People’s Republic of China ("PRC"), the Shareholder and Jinhao HK entered into a transfer agreement with Haoyan, whereby Jinhao HK transferred 26% of its ownership interest in Guangdong Jinhao to Haoyan. After the share transfer, Haoyan’s and Jinhao HK’s ownership interests in Guangdong Jinhao were revised to 51% and 49%, respectively.

Also on July 19, 2010, the Shareholder, Jinhao HK and New Energy entered into a series of agreements (the “Contractual Arrangements”) with Haoyan, whereby Jinhao HK and New Energy, as a group, obtained effective control over Haoyan’s 51% equity interest in Guangdong Jinhao through its ability to exercise all the voting rights of Haoyan, the rights to receive substantially 100% of the economic residual benefits and the obligation to absorb all of the risk of losses of Guangdong Jinhao. Jinhao Power, through its 100% owned subsidiaries Jinhao HK and New Energy, has been determined to be the primary beneficiary of Haoyan’s 51% equity interest in Guangdong Jinhao because Jinhao Power is fully and exclusively responsible for the management of Guangdong Jinhao, assumes all of risk of losses of Guangdong Jinhao and has the exclusive right to exercise all voting rights of Haoyan. In accordance with Accounting Standards Codification (“ASC”) Topic “Consolidation”, Jinhao Power consolidates 100% of Guangdong Jinhao’s operations, assets and liabilities.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

1.	Organization and Basis of Presentation (continued)

Since Jinhao HK, New Energy, Guangdong Jinhao and Haoyan are all controlled by the Shareholder, in accordance with ASC Topic “Transaction Between Entities Under Common Control”, the transaction was accounted in a manner similar to the pooling-of-interests method. The consolidated financial statements of the Company have been prepared applying the continuity of interest method of accounting, despite the change in the legal structure. This results in financial information of the Company being presented as if it had legally owned 100% of Guangdong Jinhao since March 24, 2003.

As at September 30, 2010 and December 31, 2009, the Company consolidated the following entities:

Name	Date of incorporation	Place of incorporation	Percentage of consolidation	Principal activities
Jinhao Power	January 27, 2010	BVI	100%	Investment holding
Jinhao HK	September 4, 2007	Hong Kong, PRC	100%	Investment holding
New Energy	July 30, 2009	PRC	100%	Investment holding
Guangdong Jinhao	March 24, 2003	PRC	100%	Operating Company

All inter-company balances and transactions have been eliminated on consolidation. The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary in order to make the unaudited interim condensed consolidated financial statements not misleading have been included and all such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full year.

The unaudited interim condensed consolidated financial statements are based on accounting principles that are consistent in all material respects with those applied in Jinhao Power’s Annual Financial Statements for the years ended December 31, 2009 and 2008 except as disclosed below. They do not include certain footnote disclosures and financial information normally included in annual consolidated financial statements prepared in accordance with GAAP and, therefore, should be read in conjunction with the audited consolidated financial statements and notes included in the Jinhao Power’s 2009 and 2008 Annual Financial Statements included in the registration statement on form S-1filed with US Securities and Exchange Commission ("SEC") on October 29, 2010 (File No. 333-170226).

(a) Fair value of Financial instruments

The standard, “Disclosures about Fair Value of Financial Instruments”, defines financial instruments and requires fair value disclosures for those instruments. The standard, “Fair Value Measurements”, defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

1.	Organization and Basis of Presentation (continued)

(a)	Fair value of Financial instruments (continued)

The three levels of the fair value hierarchy defined by the standard are as follows:

  Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

  Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

The table below analyses financial instrument carried at fair value as at September 30, 2010:

Fair Value Measurements Using	Level 1	Level 2	Level 3	At Fair Value
Warrants liability	$-	$10,155	$-	$10,155
Total	$-	$10,155	$-	$10,155

The table below analyses financial instrument carried at fair value as at December 31, 2009:

Fair Value Measurements Using	Level 1	Level 2	Level 3	At Fair Value
Short-term investments	$1,465	$-	$-	$1,465
Total	$1,465	$-	$-	$1,465

(b)	Recently adopted accounting pronouncements

In June 2009, the FASB issued FASB Accounting Standard Update, “Consolidations: Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities”. This standard eliminates certain scope exceptions previously permitted, provides additional guidance for determining whether an entity is a variable interest entity, and requires companies to more frequently reassess whether they must consolidate variable interest entities. The changes also replace the previously required quantitative approach to determining the primary beneficiary of a variable interest entity with a requirement for an enterprise to perform a qualitative analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The standard is effective for interim and annual reporting periods beginning after January 1, 2010. The adoption on January 1, 2010 of this standard did not have a material effect on the Company’s interim condensed consolidated financial statements.

In January 2010, the FASB issued the guidance, “Improving Disclosures about Fair Value Measurements”. This guidance amends existing disclosure requirements about fair value measurement and clarifies and provides additional disclosure requirements related to recurring and non-recurring fair value measurements. This guidance became effective for the Company on January 1, 2010. The adoption of this ASU did not have a material impact on the Company’s interim condensed consolidated financial statements.

In March 2010, the FASB issued the standard, “Scope Exception Related to Embedded Credit Derivatives” to provide clarification on the bifurcation scope exception for embedded credit derivative features. The standard became effective for the Company on July 1, 2010. The adoption of this standard did not have a material impact on the Company’s interim condensed consolidated financial statements.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

1.	Organization and Basis of Presentation (continued)

(c)	Recent accounting pronouncements to be adopted

In April 2010, the FASB issued the guidance “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The guidance clarifies that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In July, 2010, the FASB issued the standard “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”) which expands the disclosure requirements concerning the credit quality of an entity’s financing receivables and its allowance for credit losses. The standard is effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company does not expect the adoption of this guidance will have a material impact on its consolidated financial statements.

Foreign exchange rates used:	September 30,	December 31,	September 30,
	2010	2009	2009

Period end RMB/U.S. Dollar exchange rate	6.6905	6.8259	6.8262
Average RMB/U.S. Dollar exchange rate	6.7677	6.8307	6.8319

2.	Prepayments, Deposits and Other Receivable

	September 30,	December 31
	2010	2009
Other receivables (i)	$1,200	$-
Value Added Tax (“VAT”) receivable	523	322
Prepayments	58	-

Prepayments, deposits and other receivables – short term portion	$1,781	$322

Prepayments, deposits and other receivables – long term portion	$1,687	$921

(i) The balance represents non- interest bearing short term advances of $1,200 to two unrelated companies as at September 30, 2010 (2009 -$Nil). The balance is expected to be collected by the end of 2010.

3.	Inventories

	September 30,	December 31
	2010	2009
Raw materials	$14,145	$908
Finished goods	262	260

	$14,407	$1,168

During the period ended September 30, 2010, the Company recorded no inventory write-downs and made no reversals of previous inventory write-downs (2009 - $Nil). The production cycle is approximately two days. As at September30, 2010, there was no work-in-progress (December 31, 2009 - $Nil).

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

4.	Plant and Equipment

Plant and equipment, which are stated at cost less depreciation, were composed of the following:

	September 30,	December 31
	2010	2009

Buildings	$18,365	$10,532
Equipment	46,513	45,590
Office equipment	103	101
Vehicles	268	263
Total	65,249	56,486
Accumulated depreciation	(20,267)	(15,325)
Plant and equipment, net	$44,982	$41,161

Depreciation expense is included in cost of revenue and general and administrative expense. The depreciation expense for the three and nine months ended September 30, 2010 is $1,577 (2009 - $901) and $4,556 (2009 – $2,703), respectively. Certain of the Company’s buildings and its land use right are pledged to secure one of the bank loans (note 8). During the nine months ended September 30, 2010, $7,534 of buildings and plants under construction were transferred to buildings (2009 -$Nil).

5.	Construction in Progress

	September 30,	December 31
	2010	2009
Buildings and plants under construction	$12,785	$20,001
Equipment and machinery to be installed	17,124	16,784
Electric car moulds	16,829	16,495
Total	$46,738	$53,280

The Company’s construction in progress is comprised of buildings and plants under construction and machinery and equipment for the electric car installation process. During the nine months ended September 30, 2010, $7,534 of buildings and plants under-construction were transferred to buildings (2009 -$Nil).

6.	Land Use Rights

Land use rights consist of the following as at September 30, 2010 and December 31, 2009:

	September 30,	December 31
	2010	2009
Land use rights – at cost	$1,133	$1,110
Accumulated amortization	(298)	(249)
Total	$835	$861

As of September 30, 2010, the Company had land use rights from the PRC government with a term of 48 years. The Company is amortizing this amount over 20 years because the Company’s operating license is 20 years. The remaining amortization period is 15 years. Amortization expense is included in general and administrative expenses. The amortization expense for the three and nine months ended September 30, 2010 is $14 (2009 - $13) and $42 (2009 - $40), respectively. Under the PRC law, land use rights can be revoked and the tenants can be forced to vacate at any time when re-development of the land is in the public interest. The Company’s land use rights and certain buildings are pledged to secure one of the bank loans (note 8).

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

7.	Related Party Transactions and Balances

A summary of balances and transactions with related parties is as follows:

	September 30,	December 31,
	2010	2009
With the shareholder or director:
Due from the shareholder/director	$401	$47

Transactions with entities under common control

U-Harbour Co., Ltd (“U-Harbour”), Haoyan and Jinhao Power are under common control. There are no transactions between the Company and U-Harbour and Haoyan for the nine months ended September 30, 2010 and 2009. The Company does not have any outstanding balances with U-Harbour and Haoyan as of September 30, 2010 (December 31, 2009 - $Nil).

Due from the shareholder/director:

The balance due from the shareholder and director represents money advanced to the shareholder and director. It is non-interest bearing and has no fixed terms of repayment.

8.	Bank Loans

	September 30,	December 31,
	2010	2009
China Merchandise Bank (a)	$2,989	$4,395
Shenzhen Development Bank (b)	4,481	4,395
Bank of Communications (c)	-	3,663
Dawang Credit Association of Rural Credit Cooperation Association of Sihui City (d)	2,391	2,344
Total bank loans	9,861	14,797
Less: Current-portion of bank loans	7,470	12,453
Long-term portion of bank loans	$2,391	$2,344

	September 30,	December 31,
	2010	2009

The bank loans are repayable as follows:
Within 1 year or on demand	$7,470	$12,453
After 1 year but within 2 years	$2,391	$2,344

The long-term loan is secured by some of the Company’s buildings (note 4) and land use rights (note 6). The carrying values of secured assets are as follows:

	September 30,	December 31,
	2010	2009
Buildings (e)	$7,902	$8,125
Land use rights (e)	835	861
	$8,737	$8,986

(a) The Company has an operating line of credit from China Merchandise Bank with a maximum available credit of approximately $4,932. The amount withdrawn from the line is due in six months from the date of withdrawal. The line bears interest at 110% of the People's Bank of China (“PBOC”) prime rate. The interest rate was 5.94% at September 30, 2010 (December 31, 2009 – 5.94%). The line will expire on March 24, 2011 and is guaranteed by Haoyan and the Chairman of the Company.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

8.	Bank Loans (continued)

(b) The Company has operating lines of credit from Shenzhen Development Bank with total available credit to a maximum of approximately $4,484. The amounts withdrawn from the lines are due in December, 2010 and bear interest at 130% of the PBOC prime rate (2009 – 113% of the PBOC prime rate). The interest rate was approximately 7.02% at September 30, 2010 (December 31, 2009 – 6.30%). The lines of credit are available until December 31, 2010.

(c) The Company had three bank loans from Bank of Communications for a total of $3,663 as at December 31, 2009. The loans are due on various dates in July 2010 and were repaid in July 2010.

(d) The Company has an operating line of credit from Dawang Credit Association of Rural Credit Cooperation Association of Sihui City, Guangdong Province with total available credit to a maximum of approximately $2,690. The loan bears interest at a fixed rate of 6.975%. The loan is secured by the land use rights and certain buildings. Both the due date of the loan and the expiry date of the line are April 1, 2012.

(e) The secured buildings and land use rights cannot be re-pledged without permission from the existing debtholder. There are no financial covenants on bank loans as at September 30, 2010 and December 31, 2009. Due to the market nature of interest being charged, the carrying values of bank loans are the same as their respective fair values.

9.	Private Placement of Redeemable Convertible Preferred Stock

On September 2, 2010 (the "Closing Date"), the Company completed a securities purchase agreement (the "Purchase Agreement") with its major shareholder and certain accredited investors ("Investors"), pursuant to which the Company sold to the Investors 6,857,204 units (the "Unit") for $4.37496 per Unit (the "2010 Private Placement") with gross proceeds of $30,000. Each Unit consists of one share of the Company’s Series A Redeemable Convertible Preferred Stock, with a par value of $0.001 per share ("Series A Preferred Stock") and one warrant to purchase 0.5 shares of the Company’s common stock. The Warrants ("Investors Warrants") are immediately exercisable at a per share price of $6.56244 ("Investors Warrants Exercise Price") and have a term of 3 years. The Investors are entitled to receive dividends at an annual rate of 7%. In addition, the placement agent received a warrant to acquire 514,290 shares ("Placement Agent Warrant") with an exercise price of $4.50 per share. The Placement Agent Warrant will expire at the latest of (i) 5 years following the closing of issuance of the Series A Preferred Stock; (ii) 5 years following the date when the Company becomes a publicly traded entity and (iii) the expiration date of Warrants issued to Investors in connection with the 2010 Private Placement. The 2010 Private Placement resulted in proceeds of $25,934, net of issuance costs of $4,066.

The Series A Preferred Stock has a liquidation preference, senior to the Common stock, equal to the sum of (a) 100% of the original issue price ($30,000), (b) interest accrued daily on the original issue price at the rate of 15% per annum compounded annually from the date of issuance plus (c) accrued and declared and undistributed dividends and other distributions. After distribution in full of the amount distributable on the Series A Preferred Stock, any remaining assets of the Company available for distribution to its shareholders shall be distributed ratably among the holders of outstanding common stock and the holders of Series A Preferred Stock on an as-converted basis. As at September 30, 2010, the liquidation preference was $30,550.

At the option of the holder, the Series A Preferred Stock can be converted into one share of the Company’s Common Stock at a conversion price of $4.37496 per share (“Conversion Price”). Both the Conversion Price and Investors Warrants Exercise Price are subject to an anti-dilution adjustment clause, including adjustment if the Company enters into any variable rate transactions. Upon the occurrence of certain events or any time on or after the first anniversary of the closing date of the Purchase Agreement, Investors have an option to require the Company to redeem all or a portion of the Series A Preferred Stock, at a redemption price calculated based on the terms of Purchase Agreement.

At the option of the Company, upon the occurrence of certain events, the Company has the right to request mandatory conversion of Series A Preferred Stock into common stock at a conversion price in accordance with the agreement.

The Company was required to file a registration statement within 59 days of the Closing Date and cause such registration statement to become effective within 150 days of the Closing Date (which period would be extended by 30 additional days in the event such registration statement shall be subject to a full review). The required registration statement was filed on October 29, 2010, but has not yet become effective (note 13). The Company is required to pay each Investor compensation equal to 1% of such Investor’s investment amount for each month of delay in the effectiveness of the registration statement up to the greater of (i) 8% of such Investor’s investment amount, and (ii) the amount of damages that such Investor incurs as a result of such delay. As at September 30, 2010, the Company has not accrued any such payments.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

9.	Private Placement of Redeemable Convertible Preferred Stock (continued)

Among other conditions included in the covenants of the Purchase Agreement, the Company agrees to compensate the Investors in cash, if it’s after tax net profit for the years ending December 31, 2010, 2011 and 2012 is below $35,000, $48,000 and $68,000, respectively. The Company is also prohibited from effecting or entering into certain subsequent equity issuance agreements and certain other transactions without Investors’ approval. In addition, the Company is committed to acquire a particular car manufacturing company and obtain certain permits and approvals related to its operations within 6 months after the Closing Date (note 13(b)).

Since the Series A Preferred Stock holders participate with the common stock holders in distributions on liquidation on an as-if converted basis, the Series A Preferred Stock encompasses a residual interest in the Company. In accordance with ASC 815-15-25-16, the Company considers the Series A Preferred Stock to be an “equity” instrument and the embedded conversion option does not meet the criteria requiring bifurcation of the instrument.

Both the Investors Warrants and Placement Agent Warrant have standard anti-dilution adjustments for stock splits and similar events but also include anti-dilution adjustments if the Company enters into any variable rate transactions. Because the exercise price is not fixed, the Company recorded those warrants as a derivative liability and they will be periodically marked-to-market. The fair value of the warrants was determined to be $10,281 and $10,155 as at September 2, 2010 and September 30, 2010, respectively, using the Cox-Ross-Rubinstein Binomial Lattice Model (the “CRR Model”) with the following assumptions:

	September 2,	September 30,
	2010	2010
Expected life	3-5 years	2.92-4.93 years
Expected volatility	120%	120%
Risk free interest rate	0.76-1.43%	0.62-1.25%
Dividend rate	Nil	Nil

Included in the warrants liability, the fair value of Placement Agent Warrant was determined to be $1,679 at the time Series A Preferred Stock was issued on September 2, 2010 and was charged to additional paid in capital.

The fair value of the beneficial conversion feature of the Series A Preferred Stock at the date of issuance was determined to be $6,031, based on the effective conversion price. The beneficial conversion feature was immediately charged to income as a “deemed dividend” to the Series A Preferred stockholders as the Series A Preferred Stock are immediately convertible by the holders.

After allocating the gross proceeds of $30,000 from the 2010 Private Placement to the fair value of the Investors Warrants which was $8,602 as at September 2, 2010, the remaining proceeds were allocated as the initial carrying value of the Series A Preferred Stock. At September 2, 2010, the issuance date, the Company recorded the Series A Preferred Stock at $21,398 in mezzanine equity in accordance with ASC 480-10-S99 as it has conditions for redemption that are outside the control of the Company. The initial carrying value of the Series A Preferred Stock is being accreted to its stated redemption value over the one year period to the date the holders may request redemption. During the three and nine months ended September 30, 2010, the Company recorded an $800 accretion charge on the Series A Preferred Stock. As of September 30, 2010, the carrying value of the Series A Preferred Stock amounted to $22,198.

10.	Segment Information

Segment information is presented in respect of the Company’s business segments based on the Company’s management and internal reporting structure. The Company is organized into two reporting segments: motorcycle and electric car. The two segments are managed separately according to the nature of the products provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

10.	Segment Information (continued)

	Three Months Ended September 30, 2010
	Motorcycles	Electric cars	All Others	Consolidated
Sales to external customers	$58,760	$11,199	$-	$69,959

Segment profit or (loss) (i)	$11,428	$3,307	$(975)	$13,760
Change in fair value of
warrants				126
Interest income				7
Finance costs				(209)
Income tax expense				(1,806)
Net income for the period				$11,878

	Three Months Ended September 30, 2009
	Motorcycles	Electric cars	All Others	Consolidated
Sales to external customers	$56,583	$-	$-	$56,583

Segment profit or (loss) (i)	$9,181	$(877)	$(312)	$7,992
Interest income				1
Finance costs				(217)
Income tax expense				(765)
Net income for the period				$7,011

	Nine Months Ended September 30, 2010
	Motorcycles	Electric cars	All Others	Consolidated
Sales to external customers	$149,769	$23,565	$-	$173,334

Segment profit or (loss) (i)	$27,504	$6,116	$(1,649)	$31,971
Change in fair value of
warrants				126
Interest income				13
Finance costs				(655)
Income tax expense				(4,059)
Net income for the period				$27,396

	Nine Months Ended September 30, 2009
	Motorcycles	Electric cars	All Others	Consolidated
Sales to external customers	$135,576	$-	$-	$135,576

Segment profit or (loss) (i)	$20,726	$(14,099)	$(687)	$5,940
Interest income				8
Finance costs				(516)
Income tax recovery				956
Net income for the period				$6,388

(i) Unallocated expenses include corporate management and administration overhead expense.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

11.	Earnings Per Share

The basic and diluted earnings per common share reflects the impact of participating securities. The Series A Preferred Stock holders are entitled to receive any dividends paid on the common stock, on an as-if converted basis. As a result, the Series A Preferred Stock is a participating security. The reconciliation of shares outstanding for the basic and diluted earnings per share calculation is as follows:

	3 months	3 months	9 months	9 months
	September 30,	September 30,	September 30,	September 30,
Numerator	2010	2009	2010	2009
Net income attributable to Common Stock - basic	$4,872	$7,011	$20,390	$6,388
Effect of dilutive securities
Warrants (i)	-	-	-	-
Accretion on convertible preferred stock	-	-	-	-
Net income attributable to common stock-diluted	$4,872	$7,011	$20,390	$6,388
Denominator
Weighted average shares outstanding - basic (ii)	54,857,640	54,857,640	54,857,640	54,857,640
Effect of dilutive securities
Warrants (i)	-	-	-	-
Series A Preferred Stock (iii)	-	-	-	-
Weighted average shares outstanding - diluted	54,857,640	54,857,640	54,857,640	54,857,640
Earnings per common share
Basic earnings per common share-	$0.09	$0.13	$0.37	$0.12
Diluted earnings per common share	$0.09	$0.13	$0.37	$0.12

(i)

The Company’s outstanding warrants, including Placement Agent Warrant and Investor Warrants, were anti-dilutive for the three months and nine months periods ended September 30, 2010 and are not included in the weighted average shares outstanding for the calculation of diluted earnings per common share.

(ii)	The basic weighted average common shares outstanding for the three and nine months period ended September 30, 2010 included 6,857,204 of common shares converted from Series A Preferred Stock because Series A Preferred Stock was treated as participating securities.

(iii)	The Series A Preferred Stock is anti-dilutive for the three months and nine month periods ended September 30, 2010 for the purpose of calculating diluted earnings per common shares.

12.	Commitments and Contingencies

Commitments

(i)	The Company has entered into a contract with a vendor to construct office buildings and plants with estimated future costs of $558 as of September 30, 2010. The project is expected to be completed by 2011.

(ii)	The Company contracted a supplier to install and test certain electric car equipment in 2010 with an estimated cost of $1,091 as at September 30, 2010.

(iii)	The Company contracted two suppliers to manufacture certain electric car molds in 2009. As at September 30, 2010, production of these electric car moulds was still in progress. The remaining cost for completion is estimated to be $3,084.

Contingencies

(a)

The Company has disputes with two companies arising in the ordinary course of business. There is no current litigation outstanding. It is the opinion of management that it has meritorious defenses against any related future claims if applicable, which the Company will vigorously pursue. No provision has been made for pending claims as the outcome of disputes cannot be reasonably estimated.

JINHAO MOTOR COMPANY
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

(b)

The Company is required to file a registration statement within 59 days of the Closing Date and cause such registration statement to become effective within 150 days of the Closing Date (which period shall be extended by 30 additional days in the event such registration statement shall be subject to a full review). The required registration statement was filed on October 29, 2010, but has not yet become effective (note 13). The Company is required to pay each Investor compensation equal to 1% of such Investor’s investment amount for each month of delay in the effectiveness of the registration statement up to the greater of (i) 8% of such Investor’s investment amount, and (ii) the amount of damages that such Investor incurs as a result of such delay (notes 9 and 13).

13.	Subsequent Events

On November 11, 2010, Guangdong Jinhao, the variable interest entity of the Company entered into an equity transfer agreement (the "Equity Transfer Agreement") with the shareholders of Zhangjiagang Chunzhou Station Wagon Co., Ltd. ("Station Wagon"), a company based in the PRC, for the purchase of a 60% equity interest in Station Wagon for an aggregate purchase price of approximately $27,000 (RMB 180,000) (the "Purchase Price"). Station Wagon designs, produces and distributes various models of gasoline commercial vans and buses. The acquisition is intended to enhance the Company’s brand recognition, increase its production capacity, provide it an entry into the on-road vehicles segment for the retail consumers and increase the possibility of the Company being listed in the "National Vehicle Manufacturers and Product Announcement."

Guangdong Jinhao is obligated to pay the Purchase Price in 3 tranches of, approximately $4,500, $7,500 and $15,000 (RMB30,000 RMB50,000 and RMB100,000) respectively. As at November 11, 2010, Guangdong Jinhao paid the first tranche of approximately $4,500 (RMB30,000). The legal representative on Station Wagon’s business license was changed to Mr. Chak Shing Tsoi on November 4, 2010. The Agreement will be effective upon approval by the board of the Company as well as subject to certain other usual conditions.

The consummation of the transactions under the Equity Transfer Agreement is subject to the payments of the remaining unpaid Purchase Price and other regulatory approvals.

Jinhao Power Holdings Limited

December 31, 2009 and 2008
Consolidated Financial Statements
(In thousands of US dollars)

Jinhao Power Holdings Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Jinhao Power Holdings Limited

We have audited the consolidated balance sheets of Jinhao Power Holdings Limited as at December 31, 2009, and 2008 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years ended December 31, 2009 and 2008 in accordance with accounting principles generally accepted in the United States of America.

Signed: “MSCM LLP”

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
October 27, 2010

Jinhao Power Holdings Limited

Consolidated Balance Sheets
As at December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)
	2009	2008
Assets
Current assets
Cash (note 3)	$9,032	$1,846
Short term investments	1,465	-
Trade receivables, net of allowance for doubtful accounts of $Nil for 2009 and 2008 (note 20)	5,780	26,582
Due from related parties (note 12)	47	646
Prepayments, deposits and other receivables (note 4)	322	1,789
Deferred tax assets – current (note 16)	17	233
Inventories (note 5)	1,168	12,211
	17,831	43,307
Prepayments, deposits and other receivables (note 4)	921	908
Plant and equipment, net (note 6)	41,161	25,219
Construction in progress (note 7)	53,280	14,408
Land use rights, net (note 8)	861	917
Deferred tax assets (note 16)	5,981	5,229
	$120,035	$89,988
Liabilities
Current liabilities
Bank loans (note 9)	$12,453	$5,570
Trade payables (notes 20)	4,743	1,204
Due to related parties (note 12)	-	96
Customer deposits	387	724
Warranty liability (note 10)	17	-
Income taxes payable	816	-
Deferred tax liabilities – current (note 16)	54	-
Other payables and accrued liabilities (note 11)	2,603	895
	21,073	8,489
Bank loans – long-term portion (note 9)	2,344	-
	23,417	8,489
Stockholders’ equity
Common stock: $1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding as at December 31, 2009 and 2008 (notes 13)	50	50
Additional paid in capital (note 14)	56,326	56,326
Statutory reserves (note 15)	6,195	6,195
Retained earnings	23,807	8,658
Accumulated other comprehensive income – foreign currency translation adjustment	10,240	10,270
	96,618	81,499
	$120,035	$89,988

Commitments and Contingencies (note 19) ..
Subsequent Events (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Jinhao Power Holdings Limited

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2009 and 2008
(In thousands of US Dollars, except share and per share amounts)
	2009	2008
Revenue (notes 17 and 20)	$192,112	$156,351
Cost of revenue	150,388	134,469
Gross profit	41,724	21,882
Gain on sale of equipment	-	120
Selling expenses	(10,495)	(2,909)
Research and development expenses	(14,099)	(10,890)
General and administrative expenses	(972)	(664)
Operating income	16,158	7,539
Interest income	8	8
Finance expense (note 18)	(683)	(597)
Income before income tax	15,483	6,950
Income tax (expense) recovery (note16)	(334)	2,150
Net income for the year	15,149	9,100
Other comprehensive income:
Foreign currency translation adjustment	(30)	4,556
Comprehensive income	$15,119	$13,656
Earnings per share:
Basic and diluted (i)	$0.33	$0.20
Weighted average number of common shares outstanding:
Basic and diluted (i)	45,600,418	45,600,418

(i)

The Company completed a reverse merger with Georgia International Mining Corporation (“GIMC”) on August 11, 2010 (note 2 and 21), pursuant to which GIMC acquired 100% of the issued and outstanding capital stock of the Company in exchange for 45,600,418 shares of GIMC. For accounting purposes, the share exchange transaction was treated as a reverse acquisition, with the Company as the acquirer and GIMC as the acquired party. The weighted average number of common shares outstanding in the earning per share calculation has reflected this reverse merger.

The accompanying notes are an integral part of these consolidated financial statements.

Jinhao Power Holdings Limited

Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2009 and 2008
(In thousands of US Dollars, except number of shares)
			Additional	Statutory		Accumulated
	Number of	Share	Paid in	Reserve	Retained	Other	Total
	shares	Capital	Capital	Fund	Earnings	Comprehensive	Stockholders’
	( note 13)	( note 13)	( note 14)	( note 15)		Income	Equity
Balance, January 1, 2008	50,000	$50	$51,856	$3,628	$2,125	$5,714	$63,372
Additional shareholder’s contribution	-	-	4,470	-	-	-	4,470
Net income	-	-	-	-	9,100	-	9,100
Transfer to statutory reserves	-	-	-	2,567	(2,567)	-	-
Other comprehensive income – foreign currency translation adjustments		-	-	-	-	4,556	4,556
Balance, December 31, 2008	50,000	50	56,326	6,195	8,658	10,270	81,499
Net income	-	-	-	-	15,149	-	15,149
Other comprehensive income – foreign currency translation adjustments	-	-	-	-	-	(30)	(30)
Balance, December 31, 2009	50,000	$50	$56,326	$6,195	$23,807	$10,240	$96,618

The accompanying notes are an integral part of these consolidated financial statements.

Jinhao Power Holdings Limited

Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008
(In thousands of US dollars)
	2009	2008
Cash flow from operating activities:
Net income for the year	$15,149	$9,100
Items not affecting cash:
Depreciation and amortization	4,216	3,596
Warranty cost	17	-
Gain on disposition of equipment	-	(120)
Deferred income tax	(481)	(2,150)
Changes in non-cash working capital items:
Trade receivables	20,771	(5,777)
Prepayments, deposits and other receivables	1,452	322
Inventories	11,029	(427)
Due from related party	645	(888)
Trade payables	3,538	(1,026)
Due to related parties	(143)	144
Customer deposits	(335)	(2,175)
Income tax payable	816	-
Other payables and accrued liabilities	454	111
	57,128	710
Cash flow from investing activities:
Purchase of plant and equipment	(18,856)	-
Additions to construction in progress	(38,845)	(5,389)
Short-term investments	(1,465)	-
	(59,166)	(5,389)
Cash flow from financing activities:
Additional shareholder’s contribution	-	4,397
Proceeds from bank loans	18,299	14,825
Repayment of bank loans	(9,076)	(13,242)
	9,223	5,980
Effect of foreign currency translation	1	59
Increase in cash	7,186	1,360
Cash, beginning of year	1,846	486
Cash, end of year	$9,032	$1,846

The interest and finance charges paid during the year ended December 31, 2009 were $683 (2008 – $597). Total tax paid during the year ended December 31, 2009 was $ Nil (2008 – $ Nil). During the year ended December 31, 2008, the Company entered into a non-cash transaction with a non-related party by disposing of 10 vehicles with a net book value of $111 in exchange for 5 new vehicles having a fair value of $231 (note 6).

The accompanying notes are an integral part of these consolidated financial statements.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

1.	Organization and Basis of Presentation

Jinhao Power Holdings Limited (the “Company” or “Jinhao”) was incorporated by the sole shareholder, Mr. Chak Shing Tsoi (the “Shareholder”), on January 27, 2010 as a holding company. The registered office of the Company is located at 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands (“BVI”).

Guangdong Jinhao Motorcycle Co., Ltd. (“Guangdong Jinhao”) was incorporated on March 24, 2003 and was 75% owned by the Shareholder through Jinhao Motorcycle Company Limited (“Jinhao HK”), which is 100% owned by the Shareholder. Zhaoqing Haoyan Industrial Co., Ltd (“Haoyan”) was the legal owner of the remaining of 25% interest of Guangdong Jinhao and is controlled by the Shareholder.

Jinhao New Energy (Zhaoqing) Development Co., Ltd. (“New Energy”) was incorporated by Jinhao HK as a holding company on July 30, 2009 and has been a subsidiary of Jinhao HK since inception.

Reorganization

On February 8, 2010, the Shareholder transferred all of his shares in Jinhao HK into the Company for no consideration.

On July 19, 2010, to be in compliance with People’s Republic of China (“”PRC”) regulation, the Shareholder and Jinhao HK entered into a transfer agreement with Haoyan, whereby Jinhao HK transferred 26% of its ownership interest in Guangdong Jinhao to Haoyan. After the share transfer, Haoyan’s and Jinhao HK’s ownership interests in Guangdong Jinhao were revised to 51% and 49%, respectively (see Note 21).

Also on July 19, 2010, the Shareholder, Jinhao HK and New Energy entered into a series of agreements (“Contractual Arrangements”) with Haoyan, whereby Jinhao HK and New Energy, as a group, obtained effective control over Haoyan’s 51% equity interest in Guangdong Jinhao through its ability to exercise all the voting rights of Haoyan, the rights to receive substantially 100% of the economic residual benefits and the obligation to absorb all of the risk of losses of Guangdong Jinhao. The Company, through its 100% owned subsidiaries Jinhao HK and New Energy, has been determined to be the primary beneficiary of Haoyan’s 51% equity interest in Guangdong Jinhao because the Company is fully and exclusively responsible for the management of Guangdong Jinhao, assumes all of risk of losses of Guangdong Jinhao and has the exclusive right to exercise all voting rights of Haoyan. In accordance with Accounting Standards Codification (“ASC”) topic “Consolidation”, the Company consolidates 100% of Guangdong Jinhao’s operations, assets and liabilities.

Since Jinhao HK, New Energy, Guangdong Jinhao and Haoyan are all controlled by the Shareholder, in accordance with ASC topic “Transactions Between Entities Under Common Control”, the reorganization was accounted in a manner similar to the pooling-of-interests method. The consolidated financial statements of the Company have been prepared applying the continuity of interest method of accounting, despite the change in the legal structure. This results in financial information of the Company being presented as if it had legally owned 100% of Guangdong Jinhao since March 24, 2003.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

 1. Organization and Basis of Presentation (continued)

As at December 31, 2009, the Company consolidated the following entities:

		Place of	Percentage of
Name	Date of incorporation	incorporation	consolidation	Principal activities
Jinhao HK	September 4, 2007	Hong Kong, PRC	100%	Investment holding
New Energy	July 30, 2009	PRC	100%	Investment holding
Guangdong Jinhao	March 24, 2003	PRC	100%	Operating Company

Total assets and liabilities presented on the consolidated balance sheets and revenue, cost of revenue, net income presented on the Consolidated Statements of Income and Comprehensive Income as well as the cash flows from operation, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flows of Guangdong Jinhao, because the Company, Jinhao HK and New Energy are holding companies resulting from the reorganization and have not had active operations since inception.

2.	Significant Accounting Policies

	(a)	Principle of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of the Company and its subsidiaries and have been reported in United States dollars. All significant intercompany transactions and balances have been eliminated on consolidation.

	(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and changes in these estimates are recorded when known.

Significant estimates made by management include: revenue recognition, warranty cost, allowance for doubtful accounts, inventory obsolescence, depreciation and amortization of long-lived assets, the recoverability of long-lived assets, valuation allowance for deferred tax assets, uncertain tax positions and contingencies. Actual results could differ from those estimates.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

	(c)	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD”). The Company’s subsidiaries Guangdong Jinhao and New Energy maintain their books and records in their functional currency, the Chinese Yuan Renminbi (“RMB”). The functional currency of the Company and its subsidiary, Jinhao HK, is the USD. The Company translates the subsidiaries’ assets and liabilities into USD using the applicable exchange rates prevailing at the balance sheet dates, and the statement of operations and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. The resulting translation adjustments are reported under comprehensive income and as a separate component of stockholders’ equity.

Foreign exchange rates used:

	2009	2008
Period end RMB/USD exchange rate	6.8259	6.8225
Average RMB/USD exchange rate	6.8307	6.9477

(d) Revenue recognition

Revenue from the sale of motorcycles and electric vehicles is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. Management considers delivery to occur upon shipment provided title and risk have passed to the customer, which is generally when the product is shipped to the customer from the Company’s facility.

Sales of products

The Company exports motorcycles and electric cars to foreign wholesalers through certain export agents (note 20) and sells to PRC domestic wholesalers. The Company recognizes revenues on the sale of products, net of discounts and sales returns, when products are delivered to customers or when delivered to export agents and carriers for export sales, which is when title and risks and rewards of ownership pass to the customers or export agents. Furthermore, revenue is recognized when collectability of the resulting receivable is reasonably assured.

For both export and domestic motorcycle sales, the Company provides no product warranty, other than a right to return the product, typically within a period of one to three months. Historically, the amount of sales returns has been insignificant.

For both export and domestic electric car sales, the Company provides customers with a general warranty period from three months to one year. A warranty provision is accrued at the time sales were made.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

	(d)	Revenue recognition - continued

Revenue from motorcycle and electric car sales represent the invoiced value of goods, net of value added taxes (“VAT”). All of the Company’s products that are sold in the PRC are subject to a VAT at a rate of 17% of the invoice amount. VAT collected from customers in the PRC, net of VAT paid on the purchases of certain raw materials and equipment used in the production of finished products, is recorded as a liability in the consolidated balance sheet until it is paid to the tax authorities.

Interest income

Interest income is recognized on an accrual basis, taking into account the principal outstanding and the applicable effective interest rate.

	(e)	Warranty cost

The Company provides electric car customers a general warranty period from three months to one year. The estimated liability for product warranties is recorded when products are sold. These estimates are established based on the limited information to date. Management will monitor the operation and refine the estimates on a continuous basis. The timing of when warranty claims will arise and when the liabilities will be settled may vary. This is typically up to one year.

	(f)	Shipping and handling

Cost related to shipping and handling amounted to $5,066 and $Nil for the years ended December 31, 2009 and 2008, respectively, and were included in selling expenses pursuant to the standard “Accounting for Shipping and Handling Fees and Costs”. The Company does not charge its customers for shipping and handling costs.

	(g)	Advertising Costs

The costs of advertising are expensed as incurred and are included in selling expenses. The Company incurred $Nil in advertising costs for the years ended December 31, 2009 (2008 - $150).

	(h)	Research and development costs

Research and development costs are expensed as incurred. Research and development expense incurred for the year ended December 31, 2009 is $14,099 (2008 - $10,890).

	(i)	Cash and cash equivalents

The Company classifies all highly liquid investments purchased with a maturity of three months or less as cash equivalents.

	(j)	Short-term investments

The short-term investments represent bank certificates of deposits placed with banks with original maturities from the date of purchase of more than three months.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

	(k)	Trade receivables

Trade receivables represent amounts due from customers for product sales. An allowance for doubtful accounts is made when collection of the full amount is no longer probable. Pursuant to the Company’s accounting policies, the allowance for doubtful accounts is determined by using a specific review process to determine if any additional allowances for doubtful accounts are required. Bad debts are charged against the allowance when outstanding trade receivables have been determined to be uncollectible.

	(l)	Inventories

Inventories primarily consist of raw materials and finished goods and are stated at the lower of cost or market. Cost is determined on the weighted average basis and, in the case of finished goods, comprises direct materials, direct labour, and an appropriate proportion of overheads based on normal operating capacity. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence.

	(m)	Plant and equipment

Plant and equipment are recorded at cost. Depreciation is computed using the straight-line method, with 5% -10% residual value, over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings	20 years
Equipment and machinery	5-8 years
Vehicles and office equipment	5 years

Maintenance and repairs are charged directly to expenses as incurred. Major additions and betterment to plant and equipment are capitalized and depreciated over the remaining useful life of the assets.

(n)	Construction in progress

Construction in progress represents buildings, plant and machinery and other fixed assets under construction or subject to installation, and is initially recognized on the balance sheet at cost less impairment losses, and is not depreciated. Cost comprises costs of purchase, construction and installation. Construction in progress is reclassified to the appropriate category of plant and equipment when the assets are ready for their intended use, at which time depreciation commences.

(o)	Land use rights

All land in the PRC is owned by the government. However, the government grants the user the rights to use the land. The land use rights are recorded at cost and amortized on a straight-line basis over 20 years which is the term of the Company’s operating license.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

	(p)	Impairment of long-lived assets

The Company periodically evaluates the carrying value of long-lived assets. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the long-lived assets. Losses on long-lived assets to be disposed of is determined in a similar manner, except that fair values are reduced for the cost of disposal. Based on its review, the Company believes there were no impairments of its long-lived assets as of December 31, 2009 and 2008.

	(q)	Fair value of financial instruments

The standard, “Disclosures about Fair Value of Financial Instruments”, defines financial instruments and requires fair value disclosures for those instruments. The standard, “Fair Value Measurements”, defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The carrying amounts reported in the balance sheets for cash, short-term investment, trade receivables, other receivables, due from (to) related parties, bank loans, trade payables, warranty liability, other payables and accrued liabilities qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

The three levels are defined as follow:

Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

The table below analyses financial instrument carried at fair value as at December 31, 2009:

Fair Value Measurements Using	Level 1	Level 2	Level 3	At Fair Value
Short-term investments	$1,465	$-	$-	$1,465

Total	$1,465	$-	$-	$1,465

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

	(r)	Income tax

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or laws is recognized in the statements of income in the period that the change in tax rates or tax laws is enacted.

Under the standard, “Accounting for Uncertainty in Income Taxes”, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company does not have operations in the BVI and Hong Kong and therefore is not subject to related income tax. The Company’s operations are subject to income taxes in the PRC jurisdiction. Significant estimates and judgments are required in determining the Company’s provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result. The Company does not anticipate any events which could cause change to these uncertainties.

	(s)	Earnings per share

Basic earnings per share is calculated based upon the weighted average number of ordinary shares outstanding. Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

The Company completed a reverse merger with Georgia International Mining Corporation (“GIMC”) on August 11, 2010 (note 21). Pursuant to which GIMC acquired 100% of the issued and outstanding capital stock of the Company in exchange for 45,600,418 shares of GIMC. For accounting purposes, the share exchange transaction with Jinhao Motor Company was treated as a reverse acquisition, with the Company as the acquirer and GIMC as the acquired party. For the purpose of calculating earnings per share the weighted average number of ordinary shares used in the calculation reflects the ordinary shares outstanding as if the number of shares received by the Company during the subsequent reverse merger was outstanding as of January 1, 2008.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

	(t)	Comprehensive income

The Company has reported comprehensive income in the statements of Income and Comprehensive Income, in accordance with the accounting standard, “Reporting Comprehensive Income.” Comprehensive income consists of net income and foreign currency translation gains and losses affecting shareholders’ equity that, under GAAP, are excluded from net income.

	(u)	Accounting principles recently adopted

 In December 2007, the FASB issued new accounting guidance “Business Combinations” which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquirer and the goodwill acquired. It also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued new accounting guidance, “Disclosures about Derivative Instruments and Hedging Activities”. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The adoption on January 1, 2009 of this standard did not have an impact on the Company’s consolidated financial position or results of operations.

In April 2008, the FASB issued new accounting guidance, “Determination of the Useful Life of Intangible Assets”. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under the previous guidance for Goodwill and Other Intangible Assets and the period of expected cash flows used to measure the fair value of the asset when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for some entity-specific factors. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s consolidated financial statements.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

	(u)	Accounting principles recently adopted - continued

In September 2008, the FASB issued new accounting guidance, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. It addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method. This guidance establishes that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption on January 1, 2009 of this standard did not have an impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new accounting guidance “Recognition and Presentation of Other-Than-Temporary Impairments”, which provides operational guidance for determining other-than-temporary impairments (“OTTI”) for debt securities. This standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued new accounting guidance, “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. It provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, it requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. Since the volume and level of activity for the assets or liabilities of the Company have not decreased and there are no transactions identified as not orderly, the adoption of this standard did not have an impact on the Company’s consolidated financial statements.

	(v)	Accounting principles to be adopted

In June 2009, the FASB issued FASB Accounting Standard Update, “Consolidations: Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities”. This standard eliminates certain scope exceptions previously permitted, provides additional guidance for determining whether an entity is a variable interest entity, and requires companies to more frequently reassess whether they must consolidate variable interest entities. The changes also replace the previously required quantitative approach to determining the primary beneficiary of a variable interest entity with a requirement for an enterprise to perform a qualitative analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The standard is effective for interim and annual reporting periods beginning after January 1, 2010. The Company is currently evaluating the impact this guidance may have on the Company’s consolidated results of operations, financial position and cash flows.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

	(v)	Accounting principles to be adopted - continued

In September 2009, the FASB issued “Multiple-Deliverable Revenue Arrangements”. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact this guidance may have on the consolidated results of operations, financial position and cash flows.

In January 2010, the FASB issued the guidance, “Improving Disclosures about Fair Value Measurements”. This guidance requires additional disclosures for fair value measurements including the following: 1) amounts transferred in and out of Level 1 and 2 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2009 and 2) activities in Level 3 fair value measurements including purchases, sales, issuances, and settlements, which is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of the revised guidance related to amounts transferred in and out of Level 1 and 2 fair value measurements will not have a significant impact on our financial statement disclosures, and the Company does not believe that the adoption of the revised guidance related to Level 3 activities will have a material impact on the Company’s financial statement disclosures.

In March 2010, the FASB issued the standard, “Scope Exception Related to Embedded Credit Derivatives” to provide clarification on the bifurcation scope exception for embedded credit derivative features. The standard is effective for interim and annual reporting periods beginning on July 1, 2010. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

In April 2010, the FASB issued the guidance “Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”. The guidance clarifies that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of this standard will have a material impact on its consolidated financial statements.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

2.	Significant Accounting Policies (continued)

(v) Accounting principles to be adopted - continued

In July, 2010, the FASB issued the standard “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”) which expands the disclosure requirements concerning the credit quality of an entity’s financing receivables and its allowance for credit losses. The standard is effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company does not expect the adoption of this guidance will have a material impact on its consolidated financial statements.

3.	Cash

	2009	2008
Cash on hand	$23	$10
Cash in bank	9,009	1,836
Cash	$9,032	$1,846

4.	Prepayments, Deposits and Other Receivables

	2009	2008
Current:
VAT receivables	$322	$1,789
Long-term:
Long-term deposits with raw material suppliers	$921	$908

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

5.	Inventories

	2009	2008
Raw materials	$908	$11,857
Finished goods	260	354
	$1,168	$12,211

During the year ended December 31, 2009, the Company recorded no inventory write-downs and made no reversals of previous inventory write-downs (2008 - $Nil). The production cycle is approximately two days. As at December 31, 2009, there was no work-in-progress (2008 - $Nil).

6.	Plant and Equipment

Plant and equipment, which are stated at cost less depreciation, were composed of the following:

	2009	2008
Buildings	$10,532	$10,537
Equipment and machinery	45,590	25,484
Office equipment	101	101
Vehicles	263	263
Total	56,486	36,385
Accumulated depreciation	(15,325)	(11,166)
Plants and equipment, net	$41,161	$25,219

Depreciation expense is included in cost of revenue and general and administrative expenses. The depreciation expense for the years ended December 31, 2009 is $4,160 (2008 – $3,542). The Company’s buildings are pledged to secure one of the bank loans (note 9).

7.	Construction in Progress

	2009	2008
Building and plants under-construction	$20,001	$10,770
Equipment and machinery to be installed	16,784	3,638
Electric car moulds	16,495	-
Total	$53,280	$14,408

The Company’s construction in progress is comprised of buildings, plants under construction, equipment, machinery and moulds to be installed and tested.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

8.	Land Use Rights

Land use rights consist of the following as at December 31, 2009 and 2008:

	2009	2008
Land use rights – at cost	$1,110	$1,111
Accumulated amortization	(249)	(194)
Total	$861	$917

As of December 31, 2009, the Company had land use rights from the PRC government with a term of 48 years. The Company is amortizing this amount over 20 years because the Company’s operating license is 20 years and the remaining amortization period is 15.5 years. Amortization expense is included in general and administrative expenses. The amortization expense for the years ended December 31, 2009 is $56 (2008 - $54).

Under the PRC law, land use rights can be revoked and the tenants can be forced to vacate at any time when re-development of the land is in the public interest. The Company’s land use rights and buildings are pledged to secure one of the bank loans (note 9).

As of December 31, 2009, the estimated aggregated amortization expense related to land use rights for the next five years is as follows:

2010	$56
2011	56
2012	56
2013	56
2014	56
2015 and thereafter	581
$861

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

9.	Bank Loans

	2009	2008
China Merchandise Bank (a)	$4,395	$1,466
Shenzhen Development Bank (b)	4,395	1,466
Bank of Communication (c)	3,663	-
Dawang Credit Association of Rural Credit Cooperation Association of Sihui City (d)	2,344	2,638
Total bank loans	14,797	5,570
Less: Current-portion of bank loans	12,453	5,570
Long-term portion of bank loans	$2,344	$-
The bank loans are repayable as follows:
Within 1 year or on demand	$12,453	$5,570
After 1 year but within 2 years	$2,344	$-

The long-term loan is secured by the Company’s buildings (note 6) and land use rights (note 8). The carrying values are as follows:

	2009	2008
Buildings (e)	$8,125	$8,635
Land use rights (e)	861	917
	$8,986	$9,552

There are no financial covenants on bank loans as at December 31, 2009 and 2008. Due to the market nature of interest being charged, the carrying values of bank loans are the same as their respective fair values.

(a)

The Company has an operating line of credit from China Merchandise Bank with a maximum available credit of approximately $4,800. The amounts withdrawn from the line are due in six months from the date of withdrawal. The line bears interest at 110% of the People's Bank of China (“PBOC”) prime rate. The interest rate was 5.94% at December 31, 2009 (2008 – 7.394%). The line will expire on March 24, 2011 and is guaranteed by Haoyan and the President of the Company.

(b)

The Company has two operating lines of credits from Shenzhen Development Bank with total available credit to a maximum of approximately $4,395. The amounts withdrawn from the lines are due in  August 2010 and bear interest at 113% of the PBOC prime rate. The interest rate was approximately 6.318% at December 31, 2009 (2008 – fixed rate at 8.541%). The lines of credit are available until December 31, 2010. The amounts withdrawn were repaid in July, 2010 and the Company obtained a new loan of $4,392 in July 2010.

(c)

The Company has three bank loans from Bank of Communications for a total of $3,663. The loans are due on various dates between May and June 2010 and bear interest at 105% of the PBOC prime rate. The interest rate was approximately 5.7% at December 31, 2009. These loans were repaid in July 2010.

(d)

The Company has an operating line of credit from Dawang Credit Association of Rural Credit Cooperation Association of Sihui City, Guangdong Province with total available credit to a maximum of approximately $2,637. The loan bears interest at a fixed rate of 6.975%. The loan is secured by the land use rights and buildings. Both the due date of the loan and the expiry date of the line are April 2012.

(e)

The buildings and land use rights cannot be re-pledged without permission from the existing debt holder. Due to the market nature of interest being charged, the carrying values of bank loans are the same as their respective fair values. The maturity date of the long-term loan is April 1, 2012.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

10.	Warranty Liability

	2009	2008
Balance, beginning of the year	$-	$-
Accrual made during the year	17	-
Provision utilized during the year	-	-
Balance, end of the year	$17	$-

The Company provides electric car customers with a general warranty period from three months to one year. The estimated liability for product warranties is recorded when products are sold. These estimates are established based on the information to date. Management will monitor the operation and refine the estimates on a continuous basis.

11.	Other Payables and Accrued Liabilities

	2009	2008
Equipment purchase payable	$1,465	$-
Commission payable	488	-
Professional fee accrual	191
Salary and welfare payable	170	246
Other taxes payable	111	605
Others	178	44
	$2,603	$895

12.	Related Party Transactions and Balances

A summary of balances and transactions with related parties is as follows:

	2009	2008
With entities under common control
Due from U-Harbour Co., Ltd. (“U-Harbour”)	$-	$897
Due to U-Harbour	-	(251)
Due from U-Harbour, net	$-	$646
Sale of products to U-Harbour	$-	$911
With the shareholder or director:
Due from (to) the shareholder and director	$47	$(96)

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

12.	Related Party Transactions and Balances - continued

Transactions with entities under common control:

U-Harbour, Haoyan and the Company are under common control by the Shareholder. There were no transactions between the Company and Haoyan for the years ended December 31, 2009 and 2008. U-Harbour purchased products from the Company during the year ended December 31, 2008. The amount due to U-Harbour represents prepayments made by U-Harbour to the Company, and the amount due from U-Harbour represents the trade receivable from U-Harbour. Related party balances are subject to normal trade terms.

Due from (to) a shareholder and director:

The balance due from a shareholder and director represents money advanced to the shareholder and director. The balance due to a shareholder and director represents unpaid compensation and unreimbursed business expense paid by the shareholder on behalf of the Company.

13.	Share Capital

Authorized
50,000 common shares with par value US$1.00 each
Issued
	2009	2008
Number of common shares issued and outstanding	50,000	50,000
Share capital	$50	$50

The Company was incorporated on January 27, 2010 (note 21). The Company’s number of common shares authorized and issued have been retroactively applied to 2009 and 2008 as if the shares had been issued and the Company had legally owned all subsidiaries since March 24, 2003.

14.	Additional Paid-in Capital

The additional paid-in capital represents amounts invested in Guangdong Jinhao by the Shareholder of the Company.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

15.	Statutory Reserves

Pursuant to the Articles of Association of the Company’s subsidiaries in the PRC, appropriations to the statutory reserve were made at a certain percentage of profit after taxation determined in accordance with the accounting rules and regulations of the PRC.

Under the laws of the PRC, Guangdong Jinhao must set aside a portion of its net income each year as a general reserve fund until the fund has reached 50% of the entity's registered capital approved by the PRC government. As of December 31, 2009, the total registered capital of Guangdong Jinhao is $12,059 (2008 - $12,059). Total statutory reserve funds accumulated by Guangdong Jinhao as at December 31, 2009 were $6,195 (2008 - $6,195). These funds are not allowed to be distributed to shareholders until the time of winding up. There was no additional appropriation of profit to statutory reserves during 2009 because the fund reached 50% of its registered capital.

The statutory reserves are restricted for set off against losses, expansion of production and operations or increase of registered capital of Guangdong Jinhao. These reserves are therefore not available for distribution except on liquidation.

16.	Income Taxes

All of the Company’s business operations are through the Company’s operating subsidiary, Guangdong Jinhao, located in the PRC. The PRC statutory income tax rate was 33% during 2006 and 2007. In accordance with the new PRC Corporate Income Tax Law (the “New CIT Law”) which was approved and became effective on January 1, 2008, the PRC statutory income tax rate was changed to 25%. However, Guangdong Jinhao is a production-oriented foreign investment enterprise and under the Foreign Enterprise Income Tax Law and its implementation rules, Guangdong Jinhao was entitled to a tax holiday of a 2-year full exemption followed by a 3-year 50% exemption commencing from their respective first profit-making year after offsetting accumulated tax losses, if any.

The PRC government has approved fiscal 2007 as Guangdong Jinhao’s first full operational and profitable year, and accordingly Guangdong Jinhao has received a full exemption from income tax for the years ended December 31, 2008 and 2007. Guangdong Jinhao is entitled to a 50% reduction in its tax rate from fiscal 2009 to fiscal 2011. Accordingly, the effective income tax rate is 12.5% for the year ended December 31, 2009.

No provision for Hong Kong profits tax has been made, as the Company did not earn any income subject to Hong Kong profits tax for the years ended December 31, 2009 and 2008.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

16.	Income Taxes - continued

Income tax expense varies from the amount that would be determined by applying the PRC statutory rate of 25% (2008 – 25% )to income before income taxes as follows:

	2009	2008
Income before income taxes	$15,483	$6,950
Income taxes at PRC tax rate	$3,871	$1,738
Increase (decrease) in income taxes resulting from:
Non-deductible items	58	-
Effect of tax rate change	(226)	-
Income tax exemption	(3,369)	(3,888)
Provision (recovery) for income taxes	$334	$(2,150)

The Company’s income tax provision is allocated as follows:

Current tax expense	$815	$-
Deferred tax expense (recovery)	(481)	(2,150)
	$334	$(2,150)

A summary of deferred tax assets and liabilities is as follows:

	2009	2008
Deferred tax assets:
Warranty costs – electric car	$2	$-
Due from related parties and other receivables	7	167
Inventory	-	32
Other payables and accrued liabilities	8	34
Deferred tax assets – current	$17	233
Plant and equipment and land use rights	257	244
Pre-operating expenses	-	2,784
Research and development costs	5,724	2,201
Deferred tax assets –long term	5,981	5,229
Total deferred tax assets	$5,998	$5,462
Deferred tax liabilities:
Other payables and accrued liabilities	$(54)	$-
Total deferred tax liabilities	$(54)	$-

At December 31, 2009, the Company has $Nil in non-capital loss carry-forwards in the PRC (2008 – $Nil).

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

17.	Segment Information

Segment information is presented in respect of the Company’s business segments based on the Company’s management and internal reporting structure. The Company is organized into two reporting segments: electric car and motorcycle. The two segments are managed separately according to the nature of the products provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions. The accounting policies of the segments are the same as those described in the significant accounting policies.

Prior to 2009, the electric car business was in the development stage and did not generate any revenue. Management reviewed aggregated financial information relating to both the electric car and the motorcycle business. Since sales of electric cars occurred in late 2009, the electric car business is identified by management as a new reportable segment in 2009, accordingly, segment information for the year ended December 31, 2008 presented for comparative purposes has been provided to reflect the newly reportable segment as a separate segment.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items consist of cash, short-term investments, interest-earning assets, interest-bearing loans and revenue, interest-bearing borrowings and expenses, amounts due to (from) related parties, certain prepayments and accrued liabilities, current and deferred income taxes, and corporate income and expenses. The Company’s treasury operations are managed centrally and it is impracticable to allocate interest income and expense to segments.

		For the Year Ended December 31, 2009
	Motorcycle	Electric car	All Others	Consolidated
Sales to external customers	$190,382	$1,730 $	-	$192,112
Segment profit or (loss) (i)	$31,011	$(14,000)	(853)	$16,158
Interest income				8
Finance costs				(683)
Income tax expense				(334)
Net income for year				$15,149
Segment assets (ii)	47,244	56,249	16,542	120,035
Capital expenditures	6,207	53,428	-	59,635
Non-cash segment information
Depreciation and amortization	3,657	559		4,216
Warranty cost	-	17	-	17

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

17.	Segment Information - continued

			For the Year Ended December 31, 2008
	Motorcycle		Electric car	All Others	Consolidated
Sales to external customers	$156,351	$	- $	-	$156,351
Segment profit or (loss) (i)	18,975		(10,890)	(546)	$7,539
Interest income					8
Finance costs					(597)
Income tax expense					2,150
Net income for year					$9,100
Segment assets (ii)	78,159		3,875	7,954	89,988
Capital expenditures	1,814		3,806	-	5,620
Non-cash segment information
Depreciation and amortization	3,596		-	-	3,596
Gain on sale of equipment	120		-	-	120

(i)	Unallocated expenses include corporate management and administration overhead expenses.

(ii)	Unallocated assets include cash, short-term investment, due from related parties and deferred tax assets.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

18.	Finance Expense

	2009	2008
Finance expense
Interest expense	$(668)	$(593)
Bank charges	(15)	(4)
	$(683)	$(597)

19.	Commitments and Contingencies

Commitments

The Company has entered into a contract with a vendor to construct office buildings and plants with estimated future costs of $558 as of December 31, 2009. The project is expected to be completed by 2011.

The Company contracted a supplier to install and test certain electric car equipment in 2010 with an estimated cost of $1,091.

The Company contracted two suppliers to manufacture certain electric car moulds in 2009. As at December 31, 2009, production of these electric car moulds was still in progress. The remaining cost for completion is estimated to be $3,023.

Contingencies

The Company has disputes with two companies arising in the ordinary course of business. There is no current litigation outstanding. It is the opinion of the management that it has meritorious defenses against any related future claims if applicable, which the Company will vigorously pursue. No provision has been made for pending claims when the outcome of disputes cannot be reasonably estimated.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

20.	Concentration Risk

The Company’s operations are all carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company maintains cash with state-owned banks in the PRC as substantially all of the Company’s revenue and expenses are dominated in RMB. Total cash in PRC state-owned banks as at December 31, 2009 amounted to $9,009 (2008 – $1,836) of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts.

During the year ended December 31, 2009, revenue through two export agents comprised 50% and 16% of total revenue, respectively, and one raw material supplier accounted for 28% of total raw material purchases. As at December 31, 2009, one export agent individually represented 98% of total trade receivables and two raw material suppliers represented 17% and 12% of total trade payables, respectively. During the year ended December 31, 2008, revenue through two export agents comprised 69% and 10% of total revenue, respectively, and one raw material supplier accounted for 12% of total raw material purchases. As at December 31, 2008, one export agent individually represented 88% of total trade receivables and three raw material suppliers represented 16%, 24% and 34% of total trade payables, respectively.

21.	Subsequent Events

(i)

The Company was incorporated on January 27, 2010. The shareholder transferred all his shares of Jinhao HK into the Company on February 8, 2010. After the share transfer, the Company consolidated 100% of the accounts of Jinhao HK, Guangdong Jinhao and New Energy. The re-organization was treated as “Under Common Control”. The consolidated financial statements of the Company have been prepared applying the continuity of interest method of accounting, despite the change in the legal structure. This results in financial information of the Company being presented as if it had legally owned 100% of Guangdong Jinhao since March 24, 2003.

(ii)

On July 19, 2010, Jinhao HK and New Energy, subsidiaries of the Company, entered into a series of agreements with Haoyan, whereby Jinhao HK transferred 26% of its ownership interest in Guangdong Jinhao to Haoyan. After the share transfer Haoyan’s and Jinhao HK’s ownership interests in Guangdong Jinhao were revised to 51% and 49% respectively. The re-organization was treated as “Under Common Control”. Per the agreements, New Energy has a beneficial interest in Haoyan’s 51% ownership in Guangdong Jinhao and an exclusive option to acquire all of Haoyan’s equity interest in Guangdong Jinhao for an exercise price to be determined by New Energy and Haoyan. Haoyan is controlled by the Shareholder. After the signing of these agreements, the Company still consolidated 100% of the accounts of Jinhao HK, New Energy and Guangdong Jinhao.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

21.	Subsequent Events - continued

(iii)

On July 23, 2010, Guangdong Jinhao Motorcycle Company Limited (the “Licensee”) entered into two exclusive patent use rights agreements with a patent holder (the “Licensor”) to replace the three old patent use rights agreements dated on October 1, 2008 with the Licensor and another patent holder. Under these agreements, the Licensee has the exclusive rights to use the patent for free.

(iv)

On August 11, 2010, the Company entered into a share exchange agreement with Georgia International Mining Corporation (subsequently renamed as "Jinhao Motor Company"), a Nevada corporation, the Shareholder, and Mr. Mark Hague, Jinhao Motor Company’s major shareholder, pursuant to which Jinhao Motor Company acquired 100% of the issued and outstanding capital stock of the Company in exchange for 45,600,418 shares of Jinhao Motor Company. For accounting purposes, the share exchange transaction with Jinhao Motor Company was treated as a reverse acquisition, with the Company as the acquirer and Jinhao Motor Company as the acquired party.

In connection with the reverse acquisition, on August 11, 2010, Jinhao Motor Company entered into a securities purchase agreement (the “Purchase Agreement”) with its major shareholder and the Company and certain accredited investors (“Investors”), pursuant to which Jinhao Motor Company agreed to issue and sell to the Investors 6,857,204 units (the “Unit”) at a purchase price of $4.37496 per Unit (the “Series A Financing”). Each Unit consists of one share of Jinhao Motor Company’s newly-designated Series A Redeemable Convertible Preferred Stock, with a par value of $0.001 per share (“Series A Preferred Stock”) and one warrant (the “Warrant”; collectively, the “Warrants”) to purchase 0.5 share of Jinhao Motor Company’s common stock, with a par value of $0.001 per share (the “Common Stock”). The Investors are entitled to receive dividend at an annual rate of 7%.

At the option of the holder, the Series A Preferred Stock can be converted into one share of Jinhao Motor Company’s Common Stock at a conversion price of $4.37496 per share (“Conversion Price”). The Warrants are immediately exercisable at a per share price of $6.56244 (“Investors Warrants Exercise Price”) and have a term of 3 years. Both Conversion Price and Investors Warrants Exercise Price are subject to customary adjustments including an anti-dilusion adjustment clause. Upon the occurrence of certain events or any time on or after the first anniversary of the closing date of the Purchase Agreement, Investors have an option to require Jinhao Motor Company to redeem all or a portion of the Series A Preferred Stock, at a redemption price calculated based on the terms of Purchase Agreement. In addition, the Investors have the right to request mandatory conversion of Series A Preferred Stock at a conversion price in accordance with the agreement.

Among other conditions included in the Covenants of the Purchase Agreement, Jinhao Motor Company agrees to compensate Investors in cash, if its after tax net profit for the years ended December 31, 2010, 2011 and 2012 are below $35 million, $48 million and $68 million, respectively. Jinhao Motor Company is also prohibited from effecting or entering into certain subsequent equity issuance agreements and certain other transactions without Investors’ approval.

Jinhao Power Holdings Limited

Notes to Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of US dollars, except share and per share amounts)

21.	Subsequent Events - continued

Effective on September 2, 2010 ("Closing Date"), Jinhao Motor Company closed the Securities Purchase Agreements for Series A Financing with total gross proceeds of $30,000,000. The net proceeds were approximately $25.6 million after deducting the related placement agent commissions and other professional fees. In addition, the placement agent received a warrant to acquire 514,290 shares ("Placement Agent Warrant") with an exercise price of $4.50. The Placement Agent Warrant will expire at the latest of (i) 5 years following the closing of issuance of the Series A Preferred Stock; (ii) 5 years following the date when the Company becomes a publicly traded entity and (iii) the expiration date of Warrants issued to Investors in connection with Series A Financing.

Jinhao Motor Company is required to file a registration statement within 59 days of the Closing Date and cause such registration statement to become effective within 150 days of the Closing Date (which period shall be extended by 30 additional days in the event such registration statement shall be subject to a full review). Jinhao Motor Company is required to pay each Investor compensation equal to 1% of such Investor’s investment amount for each month of delay in the effectiveness of the registration statement up to the greater of (i) 8% of such Investor’s investment amount, and (ii) the amount of damages that such Investor incurs as a result of such delay.

In accordance with the Purchase Agreement, Jinhao Motor Company is committed to acquire a particular car manufacturing company and obtain certain permits and approvals related to its operations within 6 months after the Closing Date.

(v)	On August 20, 2010, The Company’s subsidiary, Jinhao Motorcycle Company Limited changed its name to Jinhao Group (H.K.) Co., Limited.

JINHAO MOTOR COMPANY

10,800,095 Shares of Common Stock

PROSPECTUS

_______________, 2011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount to
be Paid
SEC Registration Fee	$3,908
Printing Fees and Expenses	10,000
Legal Fees and Expenses	130,000
Accounting Fees and Expenses	90,000
Transfer Agent and Registrar Fees	2,000
Miscellaneous	3,000
Total	$238,908

Item 14. Indemnification of Directors and Officers

Jinhao Motor Company is a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director's or officer's acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action, suit or proceeding, except an action by or on behalf of the corporation, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS also requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. Section 78.751 of the NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company if so provided in the corporation’s articles of incorporation, bylaws, or other agreement. Section 78.751 of the NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our Articles of Incorporation provide that none of our director or officer will be personally liable to us or any of our stockholders for damages for breach of fiduciary duty as a director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions that involve intentional misconduct, fraud, or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the NRS. In addition, our Bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the NRS by providing that:

  The Company shall indemnify its directors and officers to the fullest extent permitted by the NRS against liability, expense and loss reasonably incurred or suffered by them in connection with their service as an officer or director.

  The Company shall advance expenses of directors and officers as incurred in defending a civil or criminal action, suit, or proceeding upon receipt of an undertaking by the director of officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer was not entitled to be indemnified by us.

  The Company may at the discretion of the board of directors purchase and maintain insurance on behalf of any person who holds or who has held any position identified in the paragraph above against any and all liability incurred by such person in any such position or arising out of his status as such.

At the present time, there is no pending litigation or proceeding involving our director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Item 15. Recent Sales of Unregistered Securities

On August 11, 2010, we issued 45,600,418 shares of our common stock to Mr. Tsoi, the sole shareholder of Jinhao Power. The total consideration for the 45,600,418 shares of our common stock was 50,000 shares of Jinhao Power, which is all the issued and outstanding capital stock of Jinhao Power. The number of our shares issued to Mr. Tsoi was determined based on an arms-length negotiation. The issuance of our shares to Mr. Tsoi was made in reliance on the exemption provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

On September 2, 2010, we completed a private placement transaction with a group of accredited investors, pursuant to which we issued to the investors 6,857,204 shares of our Series A Preferred Stock, for an aggregate purchase price of $30,000,000, or $4.37496 per share, and warrants to purchase up to 3,428,601 shares of our common stock. The warrants have a term of 3 years, an exercise price of $6.56244 per share, as adjusted from time to time pursuant to anti-dilution and other customary provisions, and are exercisable by investors at any time after the closing date. The foregoing securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Rule 506 of Regulation D promulgated thereunder.

In connection with the private placement, we also issued, a warrant to Hudson for the purchase of an aggregate of 514,290 shares of our common stock, exercisable for a period of 5 years at an exercise price of $4.50 per share. In addition, we paid Hudson a cash fee of $ 1,425,000 which represented 4.75% of the gross proceeds plus $30,000 for reimbursement accountable expenses including $10,000 of legal expenses. The issuance of these securities was made in reliance upon exemptions provided by Section 4(2) of the Securities Act for the offer and sale of securities not involving a public offering and Regulation D promulgated thereunder.

In instances described above where we issued securities in reliance upon Regulation D, we relied upon Rule 506 of Regulation D of the Securities Act. These stockholders who received the securities in such instances made representations in substance that (a) the stockholder is acquiring the securities for his, her or its own account for investment and not for the account of any other person and not with a view to or for distribution, assignment or resale in connection with any distribution within the meaning of the Securities Act, (b) the stockholder agrees not to sell or otherwise transfer the purchased shares unless they are registered under the Securities Act and any applicable state securities laws, or an exemption or exemptions from such registration are available, (c) the stockholder has knowledge and experience in financial and business matters such that he, she or it is capable of evaluating the merits and risks of an investment in us, (d) the stockholder had access to all of our documents, records, and books pertaining to the investment and was provided the opportunity ask questions and receive answers regarding the terms and conditions of the offering and to obtain any additional information which we possessed or were able to acquire without unreasonable effort and expense, and (e) the stockholder has no need for the liquidity in its investment in us and could afford the complete loss of such investment. Management made the determination that the investors in instances where we relied on Regulation D are accredited investors (as defined in Regulation D) based upon management's inquiry into their sophistication and net worth. In addition, there was no general solicitation or advertising for securities issued in reliance upon Regulation D.

In instances described above where we indicate that we relied upon Section 4(2) of the Securities Act in issuing securities, our reliance was based upon the following factors: (a) the issuance of the securities was an isolated private transaction by us which did not involve a public offering; (b) there were only a limited number of offerees; (c) there were no subsequent or contemporaneous public offerings of the securities by us; (d) the securities were not broken down into smaller denominations; and (e) the negotiations for the sale of the stock took place directly between the offeree and us.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Share Exchange Agreement, dated August 11, 2010, among the Company, Jinhao Power Holdings Limited., Chak Shing Tsoi and Mark Hague [incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 12, 2010].
3.1	Articles of Incorporation of the Company [incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form SB-2 filed on December 26, 2006].
3.2	Amendment to Articles of Incorporation of the Company [incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 15, 2010].
3.3	Bylaws of the Company, adopted on July 12, 2010 [incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 13, 2010].
4.1	Form of 9% Promissory Note of the Company [incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on December 24, 2009].
4.2	Specimen Stock Certificate
5.1	Opinion of Lewis and Roca, LLP [incorporated by reference to Exhibit 5.1 to the Company's Registration Statement on Form S-1/A (Amendment No.4) filed on February 10, 2011].
10.1	Note Cancellation and General Release, dated August 11, 2010, between the Company and Mark Hague. [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.2	Share Purchase Agreement, dated August 11, 2010, between the Company and Mark Hague. [incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.3	Form of Securities Purchase Agreement, dated September 8, 2008, between the Company and Mark Hague (UK) Limited [incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on December 24, 2009].
10.4	Shareholder’s Right Proxy and Operation Management Service Agreement, dated July 19, 2010, among Jinhao New Energy (Zhaoqing) Development Co., Ltd., Zhaoqing Haoyan Industrial Co., Ltd., and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.5	Shares Pledge Agreement, dated July 19, 2010, among Jinhao New Energy (Zhaoqing) Development Co., Ltd., Zhaoqing Haoyan Industrial Co., Ltd., and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.6	Exclusive Option Agreement, dated July 19, 2010, among Jinhao New Energy (Zhaoqing) Development Co., Ltd., Zhaoqing Haoyan Industrial Co., Ltd., and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.7	Employment Agreement, dated August 11, 2010, between the Company and Mr. Chak Tsing Choi. [incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.8	Employment Agreement, dated August 11, 2010, between the Company and Dr. John Shen. [incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.9	Employment Agreement, dated August 11, 2010, between the Company and Mr. Hai Ming Liu. [incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.10	English Translation of Research and Development of Electric Vehicle Core Technology Agreement, dated August 6, 2005, between Guangdong Jinhao Motorcycle Company Limited and Dongguan Xinkong Electronic Technology Co., Ltd. [incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.11	English Translation of Technology License Contract (Patent No. 200610020086.X), dated July 23, 2010, between Guangdong Jinhao Motorcycle Company Limited and Lin Xiangzhong. [incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed on August 12, 2010].

10.12	English Translation of Technology License Contract (Patent No. ZL 200520095349.4), dated July 23, 2010, between Guangdong Jinhao Motorcycle Company Limited and Lin Xiangzhong [incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.13	Loan Agreement (No.: LT2008u03MGR18), dated March 24, 2008, among Chinese Mercantile Bank, Guangdong Jinhao Motorcycle Co., Ltd., Zhaoqing Haoyan Industries Co., Ltd., Shenzhen Jinhao Dawang Import and Export Co., Ltd., Mr. Tsoi Man Hoo and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.14	Loan Agreement, dated July 1, 2010, between Shenzhen Development Bank Co., Ltd. Guangzhou Dongshan Branch and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.15	Loan Agreement, dated April 8, 2009, between Guangdong Jinhao Motorcycle Co., Ltd. and Rural Credit Cooperative of Sihui, Dawang Credit Association. [incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.16	Maximum Mortgage Guarantee Contract, dated April 1, 2009, between Sihui Rural Credit Association, Dawang Branch and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.17	Grant Contract of State-owned Land Use Right, dated July 21, 2003, between Land and Resources Bureau, Zhaoqing New & High Technology Industrial Development Zone, Guangdong and Zhaoqing Yugang Machinery Manufacturing Co., Ltd. [incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.18	Standard form of Raw Materials Purchase Order between Guangdong Jinhao Motorcycle Co., Ltd. and supplier. [incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.19	Standard form of Sale Order between Guangdong Jinhao Motorcycle Co., Ltd, and export agent. [incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.20	Investors’ Rights Agreement, dated September 2, 2010, among the Company, Mr. Tsoi Chak Shing and the investors named therein. [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 8, 2010].
10.21	English Translation of Equity Transfer Agreement, dated November 11, 2010, between Guangdong Jinhao Motorcycle Co., Ltd. and the shareholders of Zhangjiagang Chunzhou Station Wagon Co., Ltd. [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 16, 2010].
10.22	Securities Purchase Agreement, dated August 11, 2010, by and among the Company, the investors named therein, Mr. Tsoi Chak Shing, Jinhao Power Holdings Limited, Jinhao Motorcycle Company Limited, Guangdong Jinhao Motorcycle Co., Ltd. and Jinhao New Energy (Zhaoqing) Development Co, Ltd. [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.23

Series A Preferred Stock Agreement, dated August 11, 2010, by and among the Company, Islamic Bank of Asia Limited and Mr. Tsoi Chak Shing. [incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 12, 2010].

10.24	Certificate of Designation of Series A Convertible Preferred Stock. [incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 8, 2010].
10.25	Form of Common Stock Purchase Warrant, dated September 2, 2010, issued to investors. [incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 8, 2010].
10.26	Form of Common Stock Warrant, dated September 2, 2010, issued to Hudson Securities, Inc. [incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on September 8, 2010].
10.27	Pledge Agreement, dated September 2, 2010, by and among Mr. Tsoi Chak Shing and the investors named therein. [incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 8, 2010].
10.28	Form of Indemnification Agreement, dated September 2, 2010, by and among the Company and the indemnitee specified therein. [incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on September 8, 2010].
16.1	Letter from MSCM, LLP, regarding change in certifying accountant. [incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on December 3, 2010].
21.1	Subsidiaries of the Company. [incorporated by reference to Exhibit 21.1 to the Company's Current Report on Form 8-K filed on August 12, 2010].
23.1	Consent of MSCM, LLP [incorporated by reference to Exhibit 23.1 to the Company's Registration Statement on Form S-1/A (Amendment No.4) filed on February 10, 2011].
23.2	Consent of Lewis and Roca, LLP, included in Exhibit 5.1 [incorporated by reference to Exhibit 5.1 to the Company's Registration Statement on Form S-1/A (Amendment No.4 filed on February 10, 2011].
24.1*	Power of Attorney (included on the signature page of this registration statement).

* Filed herewith

Item 17. Undertakings

(A)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(a)	Include any prospectus required by Section 10(a)(3) of the Securities Act, and

(b)	Reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(A) Include any additional or changed material information with respect to the plan of distribution not previously disclosed in Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(B)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this  Amendment No. 5 to the Registration Statement  to be signed on its behalf by the undersigned, thereunto duly authorized, in Zhaoqing, Guangdong Province, China, on the 14th day of February 2011.

JINHAO MOTOR COMPANY

By: /s/ Chak Shing Tsoi
      Chak Shing Tsoi
      Chief Executive Officer
      (Principal Executive Officer)

By: /s/  Daobin Li
      Controller(Principal Financial and
      Accounting Officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Chak Shing Tsoi and Daobin Li, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Chak Shing Tsoi	Chairman, Chief Executive Officer, Interim President, Secretary and Director (Principal Executive Officer)	February 14, 2011
/s/ Daobin Li	Controller (Principal Financial & Accounting Officer)	February 14, 2011
/s/ John Shen*	Director	February 14, 2011
/s/ John Chen*	Director	February 14, 2011
/s/ Stewart Ballard*	Director	February 14, 2011
/s/ Brian Peacock*	Director	February 14, 2011
/s/ Roger Spainhower Sr*	Director	February 14, 2011
/s/ Stanley Leung*	Director	February 14, 2011
* By: /s/ Chak Shing Tsoi
Chak Shing Tsoi, Attorney-in-Fact
February 14, 2011

EXHIBIT INDEX

Exhibit No.	Description

2.1	Share Exchange Agreement, dated August 11, 2010, among the Company, Jinhao Power Holdings Limited., Chak Shing Tsoi and Mark Hague [incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 12, 2010].
3.1	Articles of Incorporation of the Company [incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form SB-2 filed on December 26, 2006].
3.2	Amendment to Articles of Incorporation of the Company [incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 15, 2010].
3.3	Bylaws of the Company, adopted on July 12, 2010 [incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 13, 2010].
4.1	Form of 9% Promissory Note of the Company [incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on December 24, 2009].
4.2	Specimen Stock Certificate
5.1	Opinion of Lewis and Roca, LLP [incorporated by reference to Exhibit 5.1 to the Company's Registration Statement on Form S-1/A (Amendment No.4) filed on February 10, 2011].
10.1	Note Cancellation and General Release, dated August 11, 2010, between the Company and Mark Hague. [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.2	Share Purchase Agreement, dated August 11, 2010, between the Company and Mark Hague. [incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.3	Form of Securities Purchase Agreement, dated September 8, 2008, between the Company and Mark Hague (UK) Limited [incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed on December 24, 2009].
10.4	Shareholder’s Right Proxy and Operation Management Service Agreement, dated July 19, 2010, among Jinhao New Energy (Zhaoqing) Development Co., Ltd., Zhaoqing Haoyan Industrial Co., Ltd., and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.5	Shares Pledge Agreement, dated July 19, 2010, among Jinhao New Energy (Zhaoqing) Development Co., Ltd., Zhaoqing Haoyan Industrial Co., Ltd., and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.6	Exclusive Option Agreement, dated July 19, 2010, among Jinhao New Energy (Zhaoqing) Development Co., Ltd., Zhaoqing Haoyan Industrial Co., Ltd., and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.7	Employment Agreement, dated August 11, 2010, between the Company and Mr. Chak Tsing Choi. [incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.8	Employment Agreement, dated August 11, 2010, between the Company and Dr. John Shen. [incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.9	Employment Agreement, dated August 11, 2010, between the Company and Mr. Hai Ming Liu. [incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.10	English Translation of Research and Development of Electric Vehicle Core Technology Agreement, dated August 6, 2005, between Guangdong Jinhao Motorcycle Company Limited and Dongguan Xinkong Electronic Technology Co., Ltd. [incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.11	English Translation of Technology License Contract (Patent No. 200610020086.X), dated July 23, 2010, between Guangdong Jinhao Motorcycle Company Limited and Lin Xiangzhong. [incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed on August 12, 2010].

10.12	English Translation of Technology License Contract (Patent No. ZL 200520095349.4), dated July 23, 2010, between Guangdong Jinhao Motorcycle Company Limited and Lin Xiangzhong [incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.13	Loan Agreement (No.: LT2008u03MGR18), dated March 24, 2008, among Chinese Mercantile Bank, Guangdong Jinhao Motorcycle Co., Ltd., Zhaoqing Haoyan Industries Co., Ltd., Shenzhen Jinhao Dawang Import and Export Co., Ltd., Mr. Tsoi Man Hoo and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.14 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.14	Loan Agreement, dated July 1, 2010, between Shenzhen Development Bank Co., Ltd. Guangzhou Dongshan Branch and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.15	Loan Agreement, dated April 8, 2009, between Guangdong Jinhao Motorcycle Co., Ltd. and Rural Credit Cooperative of Sihui, Dawang Credit Association. [incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.16	Maximum Mortgage Guarantee Contract, dated April 1, 2009, between Sihui Rural Credit Association, Dawang Branch and Guangdong Jinhao Motorcycle Co., Ltd. [incorporated by reference to Exhibit 10.17 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.17	Grant Contract of State-owned Land Use Right, dated July 21, 2003, between Land and Resources Bureau, Zhaoqing New & High Technology Industrial Development Zone, Guangdong and Zhaoqing Yugang Machinery Manufacturing Co., Ltd. [incorporated by reference to Exhibit 10.18 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.18	Standard form of Raw Materials Purchase Order between Guangdong Jinhao Motorcycle Co., Ltd. and supplier. [incorporated by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.19	Standard form of Sale Order between Guangdong Jinhao Motorcycle Co., Ltd, and export agent. [incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K/A filed on September 24, 2010].
10.20	Investors’ Rights Agreement, dated September 2, 2010, among the Company, Mr. Tsoi Chak Shing and the investors named therein. [incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 8, 2010].
10.21	English Translation of Equity Transfer Agreement, dated November 11, 2010, between Guangdong Jinhao Motorcycle Co., Ltd. and the shareholders of Zhangjiagang Chunzhou Station Wagon Co., Ltd. [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 16, 2010].
10.22	Securities Purchase Agreement, dated August 11, 2010, by and among the Company, the investors named therein, Mr. Tsoi Chak Shing, Jinhao Power Holdings Limited, Jinhao Motorcycle Company Limited, Guangdong Jinhao Motorcycle Co., Ltd. and Jinhao New Energy (Zhaoqing) Development Co, Ltd. [incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 12, 2010].
10.23

Series A Preferred Stock Agreement, dated August 11, 2010, by and among the Company, Islamic Bank of Asia Limited and Mr. Tsoi Chak Shing. [incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 12, 2010].

10.24	Certificate of Designation of Series A Convertible Preferred Stock. [incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 8, 2010].
10.25	Form of Common Stock Purchase Warrant, dated September 2, 2010, issued to investors. [incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 8, 2010].
10.26	Form of Common Stock Warrant, dated September 2, 2010, issued to Hudson Securities, Inc. [incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on September 8, 2010].
10.27	Pledge Agreement, dated September 2, 2010, by and among Mr. Tsoi Chak Shing and the investors named therein. [incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 8, 2010].
10.28	Form of Indemnification Agreement, dated September 2, 2010, by and among the Company and the indemnitee specified therein. [incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on September 8, 2010].
16.1	Letter from MSCM, LLP, regarding change in certifying accountant. [incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on December 3, 2010].
21.1	Subsidiaries of the Company. [incorporated by reference to Exhibit 21.1 to the Company's Current Report on Form 8-K filed on August 12, 2010].
23.1	Consent of MSCM, LLP [incorporated by reference to Exhibit 23.1 to the Company's Registration Statement on Form S-1/A (Amendment No.4) filed on February 10, 2011].
23.2	Consent of Lewis and Roca, LLP, included in Exhibit 5.1 [incorporated by reference to Exhibit 5.1 to the Company's Registration Statement on Form S-1/A (Amendment No.4 filed on February 10, 2011].
24.1*	Power of Attorney (included on the signature page of this registration statement).

* Filed herewith